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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-112652

PROSPECTUS

4,500,000 Shares

STANDARD PARKING CORPORATION

Common Stock

        This is the initial public offering of 4,500,000 shares of common stock issued by Standard Parking Corporation. No public market currently exists for our common stock.

        Our shares of common stock have been approved for quotation on The NASDAQ National Market under the symbol "STAN."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9 of this prospectus.

	Per share	Total
Offering price	$11.50	$51,750,000
Discounts and commissions to underwriters	$0.805	$3,622,500
Offering proceeds to Standard Parking, before expenses	$10.695	$48,127,500

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We and the selling stockholder, Steamboat Industries LLC (our parent company), have granted to the underwriters the option to purchase up to an additional 500,000 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The first 333,333 shares in the over-allotment option would be purchased from Steamboat Industries LLC. We will not receive any proceeds from sales by Steamboat Industries LLC.

William Blair & Company	Thomas Weisel Partners LLC

The date of this prospectus is May 27, 2004

We provide parking facility management services at many premier locations including the following:

LEVEL
BULLS

Chicago O'Hare International Airport
Chicago, IL

MetLife

MetLife Building
New York, NY

Westfield Shoppingtown Century City
Los Angeles, CA

Nationwide Arena
Columbus, OH

Harvard Medical School
Boston, MA

Halekulani Hotel
Honolulu, HI

Standard Parking®

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained in our website does not constitute part of this prospectus.

        Standard Parking Corporation, our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the following summary carefully, together with the more detailed information in this prospectus regarding our company and the common stock being sold in this offering, including the section titled "Risk Factors" beginning on page 9 and the historical and interim financial statements of Standard Parking Corporation and the related notes thereto included elsewhere in this prospectus. As used in this prospectus, all references to "Standard Parking," "the Company," "we," "us," "our" and the like refer to Standard Parking Corporation and its consolidated subsidiaries, unless the context otherwise requires. Except as otherwise indicated, information in this prospectus assumes the underwriters have not exercised their option to purchase a total of 500,000 shares of common stock from us and Steamboat Industries LLC to cover over-allotments and gives effect to the issuance of 4,500,000 shares of common stock pursuant to this offering. Calculations in this prospectus are based on the offering price of $11.50 per share. In addition, except as otherwise indicated, information in this prospectus assumes the exchange of a portion of the Series C preferred stock for common stock, the retirement of all but ten shares of our other outstanding preferred stock, the conversion of options to purchase our Series D preferred stock into options to purchase our common stock, the refinancing of our existing senior credit facility with our new senior credit facility and the impact of our obligation to repurchase all shares of our pre-existing common stock held by minority stockholders and the purchase of an option held by one minority stockholder.

Overview

        We are a leading national provider of parking facility management services. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. We manage approximately 1,900 parking facilities, containing over one million parking spaces in over 275 cities across the United States and Canada. Our diversified client base includes some of the nation's largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers, including properties such as the Arco Tower in Los Angeles, the Four Seasons Hotel in Chicago, the Harvard Medical School in Boston, the Nationwide Arena in Columbus and Westfield Shoppingtown Century City in Los Angeles. In addition, we manage 122 parking-related and shuttle bus operations serving 64 airports, including Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport. We also provide a range of ancillary services to satisfy client needs such as municipal meter collection and valet parking.

        During our 75 years in business, we have focused on providing our clients with superior management services and amenities to attract parking customers. We believe that our management services, coupled with a leading position in our core markets, help to maximize profitability per parking facility for both us and our clients. We believe that we have created our leading position by providing:

  •
  Ambiance in Parking®, an approach to parking that includes on-site, value-added services and amenities;

  •
  service enhancing information technology, including ClientViewSM, a proprietary client reporting system that allows us to provide our clients with on-line access to site-level financial and operating information;

  •
  comprehensive training programs for on-site employees, including our web-based Standard University® training programs for management-level personnel, that promote customer service and client retention; and

  •
  an internal audit and contract compliance group to monitor cash and operational controls.

        We do not own any parking facilities and, as a result, we assume few of the risks of real estate ownership. We operate our clients' parking properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenues and expenses under a standard management contract flow through to our clients rather than to us. Under lease arrangements, we generally pay either a fixed annual rent, a percentage of adjusted gross customer collections, or a combination thereof to the property owner. We collect all revenues under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. As of March 31, 2004, we operated 84% of our locations under management contracts and 16% under leases.

Industry Overview

        The International Parking Institute, a trade organization of parking professionals, estimates that as of December 2002 (the latest year for which numbers are available) there were approximately 40,000 parking facilities in the United States generating over $29.0 billion in gross customer collections per year. Industry participants, the vast majority of which are privately held companies, consist of relatively few nationwide companies and hundreds of small regional or local operators, including a substantial number of companies that provide parking as an ancillary service in connection with property management or ownership. The parking industry from time to time experiences consolidation as smaller operators find that they lack the financial resources, economies of scale and management techniques required to compete with larger providers. We expect this trend will continue and provide larger parking management companies with opportunities to win business and acquire smaller operators.

Competitive Strengths

        We believe we have a number of strengths that will allow us to capitalize on these industry trends, including:

        Leadership in Core Markets.    We have a leading market presence in many major cities and airports. We consider our core urban markets to be those cities where we have a leading presence (as measured by number of locations), realize economies of scale, and have depth of management and a detailed knowledge of local markets. Because of the scale of our operations, we are able to spread administrative overhead costs across a large number of parking locations in a single market and generate higher average profitability per location in our core markets. We have also developed a particular expertise in providing parking and parking related services to the airport market, where we are the largest provider of parking services (as measured by number of locations). We consider our airports to be a core market as well. In our core markets we believe we compete more effectively for new business and are better able to retain existing locations. We believe that we are one of the leading providers (as measured by number of locations) within all of our core markets.

        Diverse Client Base.    We have a diverse client base, which enables us to mitigate the risk of a downturn in particular locations or markets while providing us with the ability to take advantage of growth opportunities in any of the markets we serve. Our client base is diversified across geography, number of clients and types of clients.

  •
  Geography.  We manage parking facilities in over 275 cities across 42 states and the District of Columbia in the United States and three provinces in Canada. Our core markets are Boston, Chicago, Cleveland, Columbus, Honolulu, Houston, Kansas City, Los Angeles, Minneapolis, New Orleans, Richmond, Toronto, Washington, D.C./Baltimore and our airport locations.

  •
  Number of clients.  We provide services at approximately 1,900 locations. No single client represented more than 6.2% of revenue or more than 3.2% of gross profit for the three months ended March 31, 2004, and no single client represented more than 6.6% of revenue or more than 3.0% of gross profit for the year ended December 31, 2003.

  •
  Types of clients.  We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. Our diversified client base includes some of the nation's largest public and private owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special events complexes, universities, hotels, hospitals and medical centers and many of the major airports in North America.

        Consistent, High-Level Service Offering.    Our ability to provide a uniformly high level of parking and related services is valued by our clients, who recognize that the parking experience often makes both the first and last impressions on their properties' tenants and visitors. Our employees undergo a concentrated training program that focuses on the delivery of professional services to our clients and their customers on a consistently high level. Our ability to consistently deliver these and related services improves our ability to win contracts at premier locations, retain existing locations and, therefore, improve our profitability.

        Strong Client Base and High Contract Retention.    Our client base consists of the leading names in a variety of markets including: Brookfield Properties Corporation, CB Richard Ellis, Crescent Real Estate Equities Company, Equity Office Properties, Grubb & Ellis, Jones Lang LaSalle, the City of Miami Beach and the City of New Orleans. Our client base also includes many of the major airports in North America, such as Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport. Our track record in retaining locations has averaged 90% for the three year period ended March 31, 2004, which statistic also reflects the impact of our decision not to renew, or to terminate, unprofitable contracts.

        Focus on Low Risk Contracts.    Management contracts typically generate a fixed base management fee that is not dependent upon the operating performance of the location, and as a result, limits our exposure to adverse economic conditions, such as those resulting from the events of September 11, 2001. Given this dynamic, we have made a strategic decision to focus on securing business primarily through management contracts and not through ownership of parking facilities. When we enter into leases, we seek to negotiate low minimum rental commitments and often structure a variable component into the contract to mitigate lower revenues from economic downturns. In addition to adding new management contracts and leases, we intend to continue to strengthen our contract portfolio through the elimination of underperforming locations, which will further enhance our profitability.

        Experienced Executive Management Team.    Our executive management team of eight individuals has an average of 20 years experience in the parking industry, including an average of 17 years with us or our acquired companies.

Growth Strategy

        We believe we are well positioned to pursue the following growth strategies:

        Grow Contract Portfolio Within Our Core Markets.    Our strategy is to increase our presence and profitability in our core markets by continuing to provide sophisticated parking services and by capitalizing on our economies of scale and operating efficiency. We plan to continue to maximize our premium service, local market knowledge and management infrastructure to retain existing locations and compete aggressively for new business in these core markets. We regularly review potential acquisition opportunities to increase our position in our core markets.

        Enhance Client Relationships Through Additional Services.    We believe we can deepen our relationships with existing clients and attract new clients by continuing to offer additional services that complement our parking expertise, such as shuttle bus, taxi-dispatch, municipal meter collection and valet-parking services. By offering these services to our clients, we increase our revenues and gross profit per location and strengthen our client relationships, which should enhance our ability to win new contracts and increase our retention rate.

        Develop New Market Opportunities.    We believe that a significant opportunity exists for us to expand our presence in markets such as university campus parking and hospital parking. In addition to expanded growth opportunities in the hospital and university markets, we see significant potential within the municipal on-street market, including enforcement services. We currently provide exclusive meter collection and management services for the City of Miami Beach, Florida, and we were recently awarded an exclusive contract to provide meter collection and management services for the City of Fort Myers, Florida.

        Develop New Core Markets.    We believe that numerous opportunities for growth are available by developing new core markets either through new contracts, acquisitions, alliances or partnerships. Our clients generally have a presence in a variety of urban markets where they seek to outsource the management of their parking facilities to a national parking service provider that can assist them in maximizing parking-related profit.

Ownership Recapitalization

        In connection with this offering, we and AP Holdings, Inc., our parent company prior to this offering, plan to recapitalize our ownership structure. As a result of these transactions:

  •
  our outstanding Series C preferred stock and all but ten shares of our Series D preferred stock will be retired;

  •
  options to purchase our Series D preferred stock will be converted into options to purchase our common stock; and

  •
  Steamboat Industries LLC and its subsidiary will become our majority stockholder and AP Holdings, Inc. will retain its existing interest in us, which will be diluted to a negligible percentage of our outstanding common stock.

        Additionally, as discussed in "Use of Proceeds", we will repurchase, as required by our stockholders' agreement, all of the common stock owned by our minority stockholders and also purchase an option held by one minority stockholder.

Risk Factors

        An investment in our common stock involves significant degrees of risk. We urge you to carefully consider all of the information described in the section entitled "Risk Factors" beginning on page 9.

        The address of our principal executive offices is 900 North Michigan Avenue, Suite 1600, Chicago, Illinois 60611, and our telephone number is (312) 274-2000. Our website address is www.standardparking.com. You should not construe the information on our website to be a part of this prospectus.

This Offering

Common stock offered by us	4,500,000 shares
Common stock outstanding after this offering	10,298,221 shares(1)
Over-allotment option
Offered by Steamboat Industries LLC	333,333 shares(2)
Offered by us	166,667 shares
Use of proceeds
We expect to use the net proceeds from this offering of approximately $45.2 million (excluding the over-allotment option) as well as approximately $23.4 million(3) under our proposed $90.0 million new senior credit facility as follows:
•
$62.3 million(4) to redeem or otherwise repurchase all of our 14% senior subordinated second lien notes due on December 15, 2006, or 14% notes, at 104% of principal amount including accrued interest; and
•
$6.3 million(5) to repurchase shares of our common stock from our minority stockholders as required by our stockholders' agreement, and also to purchase an option held by one minority stockholder as discussed in "Ownership Recapitalization."
NASDAQ National Market symbol	"STAN"

(1)
Excluding authorized options to purchase 1,000,000 shares of common stock, of which options to purchase 601,358 shares of common stock are issued and outstanding, at a weighted average price of $7.69 per share.

(2)
All the beneficial owners of Steamboat Industries LLC are members of the immediate family of John V. Holten, our chairman. The first 333,333 shares in the over-allotment option would be purchased from Steamboat Industries LLC and any additional shares purchased pursuant to the over-allotment option would be purchased from us. We will not receive any proceeds from sales of shares, if any, by Steamboat Industries LLC.

(3)
We intend to borrow an additional $36.1 million to repay borrowings including accrued interest, pay a pre-payment fee under our existing senior credit facility and pay expenses associated with our new senior credit facility.

(4)
This amount reflects a March 31, 2004 closing and accrues at 14% per year. Additional amounts due on these 14% notes will be financed through our new senior credit facility. As of June 30, 2004, an additional $2.0 million would be required to redeem or otherwise repurchase all of our 14% notes, including accrued interest.

(5)
This amount reflects a March 31, 2004 closing and accretes at 11.75% per year. Additional amounts due under this agreement will be financed through our new senior credit facility. As of June 30, 2004, an additional $0.3 million would be required to pay amounts due under our stockholders' agreement. We are also issuing notes in an aggregate amount of $5.0 million which bear interest at a rate of 5.0% per year to these minority stockholders as part of the purchase price. The minority stockholders have consented to the assumption of this obligation by Steamboat Industries LLC and our release from this obligation without recourse to us, which will be reflected as additional paid-in capital in our financial statements.

Summary Consolidated Financial Data

        The following table sets forth selected financial data and other operating information. The following summary consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from our consolidated financial statements, which are included elsewhere in this prospectus.

        The following unaudited balance sheet data as of March 31, 2004 and summary unaudited consolidated statements of operations data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

        The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and interim financial statements and the related notes thereto included elsewhere in this prospectus.

Performance Metrics and Business Trends

        In evaluating our financial condition and operating performance, management's primary focus is on our gross profit, total general and administrative expense and general and administrative expense as a percentage of our gross profit. Although the underlying economics to us of management contracts and leases are similar, the manner in which we are required to account for them differs. Revenue from leases includes all gross customer collections derived from our leased locations (net of parking tax), whereas revenue from management contracts only includes our contractually agreed upon management fees and amounts attributable to ancillary services. Gross customer collections at facilities under management contracts, therefore, are not included in our revenue. Accordingly, while our revenue can fluctuate simply based on the proportion of leases to management contracts, our gross profit will not fluctuate merely because of the structure of our operating agreements. For example, as of March 31, 2004, 84% of our locations were managed under management contracts and 83% of our gross profit for the three months ended March 31, 2004 was derived from management contracts. Only 37% of total revenue (excluding reimbursement of management contract expenses), however, was from management contracts because under those contracts the revenue collected from parking customers belongs to our clients. Therefore, gross profit and total general and administrative expense, rather than revenue, are management's primary focus.

        Our ability to grow gross profit and add new locations during the last several years has been constrained due to our highly leveraged capital structure and limited liquidity. As a result, we have focused on controlling capital spending and general and administrative expense, and on reducing our total debt. In addition, we have concentrated on growing our profit by improving the efficiency of our operations and by either not renewing or by terminating unprofitable contracts. Based on these efforts, for the year ended December 31, 2002 compared to the year ended December 31, 2003, we improved average gross profit per location by 8.5%, from $29,885 to $32,409. For the three months ended March 31, 2003 compared to the three months ended March 31, 2004, we improved average gross profit per location by 8.2% from $7,519 to $8,136.

						As Adjusted(1)
	Year Ended December 31,			Three Months Ended March 31,			Three Months Ended March 31, 2004
						Year Ended December 31, 2003
	2001	2002	2003	2003	2004
($ in thousands, except per share and operating data)
Statement Of Operations Data:
Parking services revenue
Lease contracts	$156,411	$142,376	$138,681	$35,674	$35,121	$138,681	$35,121
Management contracts	87,403	78,029	76,613	17,969	20,873	76,613	20,873
Reimbursement of management contract expense	317,973	326,146	330,243	76,813	87,721	330,243	87,721

Total revenue	561,787	546,551	545,537	130,456	143,715	545,537	143,715
Cost of parking services
Lease contracts	142,555	128,871	125,153	32,818	32,424	125,153	32,424
Management contracts	44,272	35,201	29,439	6,696	8,119	29,439	8,119
Reimbursed management contract expense	317,973	326,146	330,243	76,813	87,721	330,243	87,721

Total cost of parking services	504,800	490,218	484,835	116,327	128,264	484,835	128,264
Gross profit
Lease contracts	13,856	13,505	13,528	2,856	2,697	13,528	2,697
Management contracts	43,131	42,828	47,174	11,273	12,754	47,174	12,754

Total gross profit	56,987	56,333	60,702	14,129	15,451	60,702	15,451
General and administrative expenses(2)(3)	29,979	30,133	32,694	8,111	8,483	33,344	8,646
Depreciation and amortization	15,501	7,554	7,501	1,890	1,586	7,501	1,586
Special charges	15,869	2,897	1,055	97	—	1,055	—
Management fee—parent company(4)	—	3,000	3,000	750	750	—	—
Valuation allowance related to long-term receivables	—	—	2,650	—	—	2,650	—

Operating income (loss)	(4,362)	12,749	13,802	3,281	4,632	16,152	5,219
Interest expense, net(5)	17,599	15,965	16,559	4,001	4,282	8,892	2,251
Gain on extinguishment of debt	—	—	1,757	—	—	1,757	—
Bad debt provision related to related-party non-operating receivables	12,878	—	—	—	—	—	—
Minority interest expense	209	180	357	65	97	357	97
Income tax expense	406	428	624	178	178	624	178

Net (loss) income	$(35,454)	$(3,824)	$(1,981)	$(963)	$75	$8,036	$2,693

Net income per share—basic						$0.78	$0.26
Net income per share—diluted						$0.76	$0.26
Shares used in income per share calculation—basic						10,298,221	10,298,221
Shares used in income per share calculation—diluted						10,507,922	10,507,922
Other Financial Data:
Gross customer collections	$1,505,645	$1,380,536	$1,288,430	$319,573	$331,953
Capital expenditures	$1,537	$1,843	$1,812	$39	$175
Number of managed locations	1,617	1,591	1,575	1,584	1,600
Number of leased locations	330	294	295	295	299
Number of total locations	1,947	1,885	1,870	1,879	1,899
Number of parking spaces	1,026,608	1,028,047	1,031,821	1,031,581	1,040,440
	As of March 31, 2004
	Actual	As Adjusted
($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,658	$7,658
Working capital deficiency(6)	(13,474)	(10,631)
Total assets(7)	189,981	188,954
Total debt(8)	157,349	117,250
Stockholders' (deficit) equity(8)	(170,433)	4,686

(1)
The as adjusted data for the fiscal year ended December 31, 2003 and the three month period ended March 31, 2004 gives effect to the following as if each had occurred on the first day of the period specified: (i) this offering; (ii) the redemption or repurchase of our 14% Notes at a redemption premium of 104% of the principal amount, including accrued interest; (iii) the repayment and termination of our existing senior credit facility and the entering into of our new senior credit facility; (iv) the repurchase of all shares of common stock held by our minority stockholders, as required by our stockholders' agreement, and the purchase of the Series D preferred stock options held by minority stockholders; (v) the exchange of a portion of the Series C preferred stock for common stock and the retirement of all other outstanding shares of our Series C preferred stock and all but ten shares of Series D preferred stock (with an aggregate liquidation preference of $1,000); (vi) the conversion of all outstanding options to purchase shares of our Series D preferred stock into options to purchase our common stock; (vii) Steamboat Industries LLC and its subsidiary becoming our majority stockholder while AP Holdings, Inc. retains its existing ownership in us, which will be diluted to a negligible percentage of our outstanding common stock; and (viii) the elimination of the $3.0 million management fee and the addition of $0.7 million in annual general and administrative expense related to the employment and office of our chairman.

(2)
In accordance with SEC regulations, we have not included the incremental expenses we anticipate incurring as a result of having public equity in our "As Adjusted" numbers. We expect these general and administrative expenses to increase by approximately $1.0 million annually to cover increased directors and officers liability insurance, increased professional fees, NASDAQ listing fees, increased regulatory compliance costs and fees for our independent directors. During the fiscal year ended December 31, 2003 and the three months ended March 31, 2004, we recorded $25,000 and $75,000, respectively, in expenses related to these activities that are reflected in our actual financial results.

(3)
General and administrative expenses increased by $0.7 million and $0.2 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, when comparing actual and as adjusted amounts. This increase is a result of expenses related to the employment and office of our chairman.

(4)
The management fee terminates in conjunction with the completion of this offering.

(5)
Interest expense, net decreased by $7.7 million and $2.0 million for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, when comparing actual and as adjusted amounts. This decrease was a result of the redemption or repurchase of our 14% Notes and the effect of interest rate and borrowing level changes related to our senior credit facility.

(6)
Working capital deficiency represents the excess of current liabilities over current assets.

(7)
Total assets decreased by $1.0 million as of March 31, 2004 when comparing actual and as adjusted amounts. The decrease was a result of (i) the pre-payment of $0.3 million of interest costs associated with our 14% Notes and senior credit facility, (ii) the increase of deferred financing fees of $1.3 million associated with our new senior credit facility and (iii) the write-off of deferred financing fees of $2.6 million associated with our redemption or repurchase of our 14% Notes and our existing senior credit facility.

(8)
Refer also to "Capitalization" and associated notes thereto for explanation of changes from actual to as adjusted.

RISK FACTORS

        You should carefully consider the risks described below in connection with reviewing this prospectus. If any of the events referred to below actually occur, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

        We have a significant amount of indebtedness. On March 31, 2004, on a pro forma basis giving effect to this offering and our new senior credit facility and the use of proceeds therefrom, we would have had total indebtedness of approximately $117.3 million, of which $49.6 million consisted of the 9 1/4% senior subordinated notes due 2008 (including $0.8 million of carrying value in excess of principal), and the balance consisting of other debt, including our new senior credit facility.

        Our indebtedness could have important consequences. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, growth initiatives, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  limit our ability to engage in activities that may be in our long-term best interests;

  •
  limit our ability to use capital as a means of retaining existing clients and attracting new clients;

  •
  be required to be repaid if we experience a change of control under the indenture governing our 9 1/4% notes;

  •
  make it more difficult for us to satisfy our obligations with respect to our debt;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt and greater financial resources; and

  •
  limit our ability to borrow additional funds.

        We cannot assure you that cash flow from operations, combined with additional borrowings under the new senior credit facility and any future credit facility, will be available in an amount sufficient to enable us to repay our indebtedness, or to fund other liquidity needs. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, which could cause the related risks to intensify. We will need to refinance all or a portion of our indebtedness, including our new senior credit facility and the 9 1/4% notes, on or before their respective maturities. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facility and the 9 1/4% notes, on commercially reasonable terms or at all. If we are unable to refinance our debt, we may default under the terms of our indebtedness, which could lead to an acceleration of the debt. We do not expect that we could repay all of our outstanding indebtedness if the repayment of such indebtedness were accelerated.

We have sustained substantial net losses attributable to common stockholders and may not achieve profitability in the future.

        We have sustained substantial net losses attributable to common stockholders. We had a common stockholders' deficit of $170.4 million as of March 31, 2004. Continued lack of profitability would harm our financial condition and adversely impact our business.

Our history of net losses may inhibit our ability to access the capital markets; however, if we are able to access the capital markets, our stockholders may experience significant dilution.

        We may seek to raise additional capital to further reduce our debt and to fund our operations or growth strategies, including acquisitions, through public or private equity or debt financing. We cannot assure you that additional financing will be available, if needed, on acceptable terms, or at all. If additional capital is needed and not available, we may need to change our business strategy to slow our rate of expansion or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders may experience dilution.

Our working capital and liquidity may be affected if a significant number of our clients require us to deposit all parking revenues into their respective accounts.

        We frequently contract with clients to hold parking revenues in our account and remit the revenues, minus the operating expenses and our fee, to our clients at the end of the month. Some clients, however, require us to deposit parking revenues in their accounts on a daily basis. This type of arrangement requires us to pay costs as they are incurred and receive reimbursement and the management fee after the end of the month. There can be no assurance that a significant number of clients will not switch to the practice of requiring us to deposit all parking revenues into their respective accounts, which would have a material adverse effect on our liquidity and financial condition.

Our business would suffer if the use of parking facilities we operate decreased.

        We derive a substantial portion of our revenues from the operation and management of parking facilities. Our business would suffer if the use of parking facilities in urban areas or at or near airports decreased. Further, our success depends on our ability to adapt and improve our products in response to evolving client needs and industry trends. If demand for parking is low due to decreased car and airplane travel resulting from increased gasoline prices, inclement weather, increased regulation, general economic slowdown or other factors, our business, financial condition, results of operations and our ability to achieve sufficient cash flow to service our indebtedness, may be materially adversely affected.

The operation of our business is dependent upon key personnel.

        Our success is, and will continue to be, substantially dependent upon the continued services of our executive management team. The loss of the services of one or more of the members of our executive management team could have a material adverse effect on our financial condition and results of operations. Although we have entered into employment agreements with, and historically have been successful in retaining the services of, our executive management, there can be no assurance that we will be able to retain them in the future. In addition, our continued growth depends upon our ability to attract and retain skilled operating managers and employees.

We have significant financial obligations under our lease at Bradley International Airport.

        We are the lessee under a 25-year lease with the State of Connecticut that expires on April 6, 2025, under which we lease the surface parking and 3,500 garage parking spaces at Bradley International Airport located in the Hartford, Connecticut metropolitan area. The parking garage was financed on April 6, 2000 through the issuance of $47.7 million of State of Connecticut special facility revenue bonds. The Bradley lease provides that we deposit with a trustee for the bondholders all gross revenues collected from operations of the surface and garage parking, and from these gross revenues, the trustee pays debt service on the special facility revenue bonds, operating and capital maintenance expenses of the surface and garage parking facilities and specific annual guaranteed minimum payments to the State. Principal and interest on the Bradley special facility revenue bonds increases from approximately $3.6 million in lease year 2002 to approximately $4.5 million in lease year 2025. Our annual guaranteed minimum payments to the State increase from approximately $8.3 million in lease year 2002 to approximately $13.2 million in lease year 2024.

        To the extent that monthly gross receipts are not sufficient for the trustee to make the required payments we are obligated, pursuant to our guaranty agreements, to deliver the deficiency amount to the trustee within three business days of notice. We are responsible for these deficiency payments regardless of the amount of utilization for the Bradley parking facilities. We made payments of $1.2 million in 2002, net of repayments of $0.4 million, $3.3 million in 2003, and $1.2 million for the three months ended March 31, 2004 to cover these deficiency payments. Although the State of Connecticut has an obligation to raise parking rates to offset a decline in usage, there is no guarantee that the State of Connecticut will raise rates enough to offset a decline in usage or that any change in rates will result in revenues sufficient to cover the trustee's payments without resort to our guaranty. As of March 31, 2004, the net receivable for this contract, which comprises deficiency payments of $5.7 million, is included in long-term receivables. Although we expect to recover all amounts owed to us, we expect we may have to make material additional deficiency payments in the near term.

Our business would be harmed if fewer clients obtain insurance through us.

        Many of our clients have historically chosen to obtain liability insurance for the locations we manage through us. Clients do, however, have the option of purchasing such insurance independently, as long as we are named as an additional insured pursuant to an additional insured endorsement. We purchase insurance policies at prices that we believe represent a discount to the prices that would typically be charged to parking facility owners on a stand-alone basis. Pursuant to our management contracts, we charge our clients for insurance at rates we believe are competitive. A material reduction in the amount of insurance obtained through us could have a material adverse effect on our operating income.

Additional funds would need to be reserved for future insurance losses if such losses are worse than expected.

        We provide liability and worker's compensation insurance coverage consistent with our obligations to our clients under our various management contracts and leases. We are obligated to reimburse our insurance carrier for each loss incurred in the current policy year up to the amount of a deductible specified in our insurance policies. The deductible for our various liability and workers' compensation policies is $250,000. We also purchase group health insurance for eligible full-time employees and family members and self-insure for up to $125,000 per year per covered individual in eligible incurred medical expenses. Our financial statements reflect our funding of all such obligations based upon guidance and evaluation we have received from third party insurance professionals. There can be no assurance, however, that the ultimate amount of our obligations will not exceed the amount presently funded or accrued, in which case we would need to set aside additional funds to reserve for any such excess. Our obligations could increase if we receive a greater number of insurance claims or the cost of claims generally increases. A material increase in insurance costs due to a change in the number of claims, claims costs or premiums paid by us could have a material adverse effect on our operating income.

We could face considerable business and financial risk in implementing our growth strategy.

        We face substantial risks in growing our business, either organically or through acquisitions. Risks include:

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  Difficulties in the integration of new operations, technologies, products and personnel;

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  Competitive pressures;

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  Inability to maintain our standards, controls and procedures;

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  Risks of entering new geographic or service markets in which we have no or limited prior experience;

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  Potential loss of employees;

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  Limited availability of capital for working capital, capital expenditures, acquisitions and investment in information technology systems upgrades;

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  Diversion of management's attention; and

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  Expenses of any undisclosed or potential liabilities of any acquired company.

        Our growth will be directly affected by the results of operations of added parking facilities, which will depend, in turn, upon the competitive environment for acquisitions and new contracts and our ability to obtain suitable financing, contract terms and government licenses and approvals.

Our ability to expand our business will be dependent upon the availability of adequate capital.

        The rate of our expansion will depend in part upon the availability of adequate capital, which in turn will depend in large part upon cash flow generated by our business and the availability of equity and debt capital. We cannot assure you that we will be able to obtain equity or debt capital on acceptable terms or at all. Our new senior credit facility is expected to contain and the indenture governing our 9 1/4% notes contains provisions that restrict our ability to incur additional indebtedness and make substantial asset sales which might otherwise be used to finance our expansion. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. Our obligations under the proposed new senior credit facility are expected to be secured by substantially all of our personal property, which may further limit our access to certain capital markets or lending sources. As a result, we cannot assure you that we will be able to finance our current growth strategy.

The failure to successfully integrate possible future acquisitions or new contracts could have a negative impact on our business and the market price of our common stock.

        We plan to pursue acquisitions on a selective basis in the future. Successful integration and management of additional facilities will depend on a number of factors, many of which are beyond our control. There can be no assurance that suitable acquisitions or new contract candidates will be identified, that such acquisitions or new contracts will be consummated or that the acquired operations or new contracts can be integrated successfully. In addition, because of the price paid by us or because of the performance of acquired locations in operations after such acquisitions, there can be no assurance that the results of the acquired locations in operations will not be dilutive to our per share earnings. Any acquisition contemplated or completed by us may result in adverse short-term effects on our reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, cause the incurrence of additional debt, cause the issuance of additional equity, contingent liabilities and amortization of expenses related to intangible assets, some or all of which could reduce our profitability and harm our business.

Our management contracts and leases expose us to certain risks.

        As of March 31, 2004, we operated approximately 84% of our parking facilities pursuant to management contracts. Under these contracts, we typically receive a base monthly fee for managing the facility as well as amounts attributable to ancillary services, and we may also receive an incentive fee based on the achievement of facility performance objectives. However, some management contracts, which are referred to as "reverse" management contracts, usually provide for larger management fees and require the facility manager to pay certain of these parking facility costs, which exposes us to greater risk. Many of these contracts are for a one-year term and may be canceled by the client for various reasons, including development of the real estate for other uses. Many of these contracts are cancelable on as little as 30 days' notice without cause. Our ability to continue operating in these facilities is based on the client's satisfaction with our performance.

        As of March 31, 2004, we operated approximately 16% of our parking facilities pursuant to leases. Although there is generally more potential for income from leased facilities than from management contracts, they also generally carry more risk. Under some of these lease contracts, we are obligated to pay to the owner of the facility a fixed base rent, often regardless of the actual utilization of the facility. Some of these leases can be for periods exceeding ten years. Maintenance and operating expenses for leased facilities are borne by us and are not passed through to the owner, unlike management contracts. A decline in facility utilization could result in lease payments exceeding the revenues received for operating the parking facility. Many of these leases may be canceled by the client for various reasons, including development of the real estate for other uses. Some are cancelable on as little as 30 days' notice without cause.

        The loss or renewal on less favorable terms of a substantial number of management contracts or leases could have a material adverse effect on our business, financial condition and results of operations. In addition, because certain management contracts and leases are with state, local and quasi-governmental entities, changes to certain governmental entities' approaches to contracting regarding parking facilities could affect such contracts. A material reduction in the operating income associated with ancillary services we provide under management contracts and leases, including increases in costs or claims associated with, or a reduction in the number of clients purchasing, insurance we provide, could have a material adverse effect on our business, financial condition and results of operations. To the extent that management contracts and leases are cancelable without cause, most of these contracts would also be cancelable in the event of bankruptcy, despite the automatic stay provisions under bankruptcy law.

Our business may be harmed as a result of terrorist attacks.

        Any terrorist attacks, particularly in the United States or Canada, may negatively impact our business and results of operations. Attacks have resulted in, and may continue to result in, increased government regulation of airlines and airport facilities, including imposition of minimum distances between parking facilities and terminals, resulting in the elimination of currently managed parking facilities, and increased security checks of employees and passengers at airport facilities. These types of regulations could impose costs that we may not be able to pass on to clients and reduce revenues. To the extent that these attacks deter people either from flying or congregating in public areas, demand for parking at airports and at urban centers may decline. This decline may result in fewer owners of these facilities hiring us to manage their parking facilities and lower incentive payments under those contracts where we receive an incentive fee based on facility utilization or other factors. If these attacks cause or exacerbate a slowdown in the general economy, a similar effect may occur. An overall economic slowdown could reduce traffic at parking facilities we operate. Additional terrorist attacks, an escalation of hostilities abroad or war could have a material adverse impact on our business, financial condition and results of operations.

We operate in a very competitive business environment.

        Competition in the field of parking facility management is intense. The market is fragmented and is served by a variety of entities ranging from single lot operators to large regional and national multi-facility operators, as well as municipal and other governmental entities that choose not to outsource their parking operations. Competitors with greater resources may be able to adapt more quickly to changes in customer requirements, or devote greater resources to the promotion and sale of their products. Competitors with greater financial resources may also be able to win contracts that require larger investments in working capital or capital expenditures on the parking facility. Many of our competitors also have long-standing relationships with our clients. Providers of parking facility management services have traditionally competed on the basis of cost and service. As we have worked to establish ourselves as one of the principal members of the industry, we compete predominately on the basis of high levels of service and strong relationships. We may not be able to, or may choose not to, compete with certain competitors on the basis of price. As a result, a greater proportion of our clients may switch to other service providers or self-manage.

Increased government regulation of airports and reduced air travel may affect our performance.

        We derive a significant percentage of our gross profit from parking facilities and parking related services in and around airports. For the three months ended March 31, 2004, approximately 16.0% of gross profit was derived from those operations. The Federal Aviation Administration generally prohibits parking within 300 feet of airport terminals during periods of heightened security. While the prohibition is not currently in effect, there can be no assurance that this governmental prohibition will not again be reinstated. The existing regulations governing parking within 300 feet of airport terminals or future regulations may prevent us from using certain parking spaces. Reductions in the number of parking spaces and air travelers may reduce our revenues and cash flow for both our leased facilities and those facilities we operate under management contracts.

The sureties for our performance bond program will require additional collateral to issue or renew performance bonds in support of certain contracts.

        Under substantially all of our contracts with municipalities, government entities and airports, we are required to provide a performance bond to support our obligations under the contract. Due to our current financial condition and the financial state of the surety bond industry, the sureties for our performance bond program require us to collateralize our performance bonds with letters of credit. Our need to collateralize surety bonds reduces the availability of funds under our new senior credit facility and limits funds available for debt service, investments in our growth strategies, working capital and capital expenditure requirements. If we are unable to provide sufficient collateral in the future, our sureties may not issue performance bonds to support our obligations under certain contracts. As of March 31, 2004, we had approximately $5.4 million of letters of credit outstanding as collateral with respect to our surety's issuance of performance bonds.

        As is customary in the industry, a surety provider can refuse to provide a bond principal with new or renewal surety bonds. If any existing or future surety provider refuses to provide us with surety bonds, there can be no assurance that we would be able to find alternate providers on acceptable terms, or at all. Our inability to provide surety bonds could also result in the loss of existing contracts. Failure to find a provider of surety bonds, and our resulting inability to bid for new contracts or renew existing contracts, could have a material adverse effect on our business and financial condition.

We believe that our client base is becoming more concentrated.

        Due to the fact that national property owners, managers and developers and other property management companies tend to own or manage multiple properties, our ability to provide parking services for a large number of properties becomes dependent on our relationships with these entities. As this happens, such clients become more significant to our business. The loss of one of these clients or the sale of properties they own to clients of our competitors could have a material adverse effect on our business and financial condition. Additionally, large clients with extensive portfolios have greater negotiating power when negotiating contracts, which could adversely affect our profit margins.

We must comply with regulations that may impose significant costs on us.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. These laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the operation of parking facilities, we may be potentially liable for such costs. Although we are currently not aware of any material environmental claims pending or threatened by any party against us or any of our operated parking facilities, no assurances can be given that a material environmental claim will not be asserted against us or against the parking facilities we operate. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on our business, financial condition and results of operations.

        Various other governmental regulations affect our operation of parking facilities, both directly and indirectly, including air quality laws, licensing laws and the Americans with Disabilities Act of 1990, or ADA. Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. A determination that we or the facility owner is not in compliance with the ADA could result in the imposition of fines or damage awards against us. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit. For example, a Los Angeles, California law prohibits employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact our business.

        We collect and remit sales/parking taxes and file tax returns for and on behalf of ourselves and our clients. We are affected by laws and regulations that may impose a direct assessment on us for failure to remit sales/parking taxes and filing of tax returns for ourselves and on behalf of our clients.

Prior transactions, as well as this offering, may limit our ability to utilize our remaining net operating losses and may accelerate future payment of taxes.

        We have substantial net operating losses, or NOLs, for U.S. federal and state income tax purposes. Depending on the value of any equity interests issued or transferred within any three-year period to unaffiliated parties in relation to the total value of our equity interests, an ownership change may be deemed to occur for purposes of U.S. federal income tax code Section 382 that may limit our ability to utilize our remaining NOLs in future taxable years to reduce our taxable income.

        In 2002, we and AP Holdings, Inc., completed a debt and equity restructuring which, depending on the resolution of various issues, may have resulted in an ownership change for Section 382 purposes that would limit our ability to utilize our remaining NOLs for future taxable years.

        We expect that the offering plus other related transactions will result in an ownership change for Section 382 purposes, thereby limiting our future usage of the NOLs.

We may be unable to renew our insurance coverage.

        Our liability and worker's compensation insurance coverage expires on an annual basis. Failure to renew the existing coverage or to procure new coverage would have a material adverse effect on our business, financial condition and results of operations by preventing us from accepting new contracts and by placing us in default under a majority of our existing contracts. There can be no assurance that our insurance carriers will in fact be willing to renew our coverage at any rate at the expiration date.

        During the past several years we have solicited insurance quotes from alternate insurance carriers, but there can be no assurance, given the current state of the insurance industry and our current financial condition, that any alternate insurance carriers will offer to provide similar coverage to us or, if they will, that their quoted premiums will not exceed those received from our current carrier. A material increase in the cost of insurance premiums could adversely affect our financial condition and results of operations.

Many of our employees are covered by collective bargaining agreements.

        Approximately 25% of our employees are represented by labor unions. Approximately 23% of our collective bargaining contracts, representing 8% of our employees, are up for renewal in 2004. There can be no assurance that we will be able to renew existing labor union contracts on acceptable terms. Employees could exercise their rights under the labor union contract, which could include a strike or walk-out. In such cases, there are no assurances that we would be able to staff sufficient employees for our short-term needs. Any such labor strike or our inability to negotiate a satisfactory contract upon expiration of the current agreements could have a negative effect on our business and financial results.

        We make contributions to multiemployer benefit plans on behalf of certain employees covered by collective bargaining agreements and could be responsible for paying unfunded liabilities incurred by such benefit plans, which amount could be material.

Economic and demographic trends could materially adversely affect our business.

        Our business operations are located in North America and tend to be concentrated in large urban areas. To the extent that economic or demographic factors result in: the movement of white-collar jobs from urban centers to suburbs or even out of North America; increased office vacancies in urban areas or movement toward home office alternatives; or lower consumer spending or employment levels, our business could be materially adversely affected.

Risks Related to this Offering and Our Capital Structure

The price of our common stock may fluctuate substantially.

        The market price of our common stock may fluctuate substantially due to many factors, including:

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  actual or anticipated fluctuations in our results of operation;

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  announcements of significant contracts by us or our competitors;

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  the commencement of our involvement in litigation;

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  major catastrophic events;

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  inclement weather that reduces urban parking, air travel and airport parking or increases parking maintenance costs, such as for snow removal;

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  increases in interest rates;

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  our sale of common stock or other securities in the future;

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  investor perceptions of the conditions and trends in the parking industry in general and our company in particular;

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  change in market valuation or earnings of our competitors;

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  the trading volume of our common stock;

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  loss of external funding sources;

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  sales of large blocks of stock or sales by insiders;

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  increases in gasoline or jet fuel prices that reduce airport use or automobile use;

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  increases in insurance related costs or losses;

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  departures of key personnel;

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  changes in analyst estimates or ratings;

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  changes in the estimation of the future size and growth rate of our markets; and

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  general economic conditions.

        In addition, the stock market in general, and The NASDAQ National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of quoted companies. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

We cannot assure you that an active market will develop for our common stock or what the market price for our common stock will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares.

        Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on The NASDAQ National Market, there can be no assurance that an active trading market will develop or continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price of our common stock will be determined by negotiations among us and the representatives of the underwriters, and may not be indicative of the market price for shares of our common stock after this offering. Prices for the shares of our common stock after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us and our business, the parking management industry as a whole and general economic and market conditions. In the event an active trading market does not develop for our common stock, you may be unable to resell your shares at a price acceptable to you or at all.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have 10,298,221 shares of our common stock outstanding or 10,464,888 shares of common stock outstanding if the underwriters' over-allotment option is exercised in full. In addition, we will have options to purchase a total of 601,358 shares outstanding under our Long-Term Incentive Plan, of which 444,836 will be vested. We intend to file a Form S-8 registration statement to register the 1,000,000 shares of common stock issuable under our plan. Our current stockholders and holders of options to acquire our common stock, on a fully-diluted basis assuming exercise of all outstanding options, are expected to own 58.7% of the outstanding shares of our common stock, or 54.8% of the outstanding shares of our common stock if the underwriters' over-allotment option is exercised in full. In addition, our parent company, Steamboat Industries LLC and its subsidiary, will hold 55.1% of our common stock after this offering and will have transferable registration rights with respect to such common stock. Steamboat Industries LLC will also have the ability to pledge its shares of our common stock as security for its debt obligations. Any transferees of the common stock from our parent company who also receive registration rights would be able to exercise these registration rights (following the 180-day "lock-up" period) and substantially increase the amount of our common stock in the public market. Following the expiration of a 180-day "lock-up" period, to which over 58.7% of our outstanding shares of common stock (including common stock with registration rights) and shares issuable upon the exercise of outstanding options are subject, the holders of those shares will generally be entitled to freely transfer those shares, either subject to the limitations of Rule 144 or pursuant to a registration statement. Please see "Shares Eligible for Future Sale." Moreover, William Blair & Company may, at its sole discretion and at any time without notice, release those holders from the contractual sale restrictions on their shares. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our common stock or other equity securities.

As a new investor you will immediately experience substantial dilution in book value as a result of this offering.

        The initial public offering price per share of common stock is expected to be substantially higher than the book value per share of common stock immediately after this offering. Assuming an offering price of $11.50, you will incur immediate and substantial dilution of $23.05 in the net negative tangible book value per share of the common stock from the price you paid. There are outstanding options to purchase an aggregate of 601,358 shares of our common stock at a weighted average exercise price of $7.69 per share, 444,836 of which will be vested and exercisable upon completion of this offering.

Our certificate of incorporation, by-laws and Delaware law contain provisions that may prevent or delay a change of control that may otherwise be in the best interest of our stockholders.

        Certain provisions of our certificate of incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may make it more difficult or expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, we intend to amend our certificate of incorporation and by-laws prior to the offering to include provisions that would permit a special meeting of our stockholders to be called only by the chairman of our board of directors or our board of directors acting pursuant to a resolution adopted by a majority of the members of the entire board.

        In addition, we will be subject to Section 203 of the Delaware General Corporation Law, which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. For additional information, please see "Description of Capital Stock."

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by The NASDAQ Stock Market, Inc., could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our parent company, Steamboat Industries LLC and its wholly owned subsidiary, Steamboat Industries N.V., which are controlled by our chairman, will control our major corporate decisions, and their interests may conflict with yours.

        After this offering, our new parent company, Steamboat Industries LLC and its wholly owned subsidiary, Steamboat Industries N.V., which are controlled by our chairman, will own 56.2% of our outstanding common stock, or 52.1% of our outstanding common stock if the underwriters exercise their over-allotment option in full. As a result, Steamboat Industries LLC and its subsidiary will have control over us, the election and removal of the directors on our board of directors, and our management and policies. Steamboat Industries LLC and its subsidiary will also have control over all matters requiring stockholder approval, including the amendment of certain provisions of our certificate of incorporation and by-laws and the approval of fundamental corporate transactions. Steamboat Industries LLC will also have the ability to pledge shares of our common stock as security for its debt obligations. We will have only 12,100,000 shares of capital stock authorized, which is approximately 5% more than our outstanding capital stock after giving effect to all authorized options under our long-term incentive plan. As a result, our board of directors would need the consent of Steamboat Industries LLC and its subsidiary in order to issue additional common stock in connection with corporate actions that may be beneficial to our business or to our stockholders, such as increasing the number of shares authorized under our Long-Term Incentive Plan for the retention of management, acquisitions for stock and mergers. The ability of our parent company to control our major corporate divisions may reduce the price that investors are willing to pay in the future for shares of our common stock.

        This concentration of ownership may harm the market price of our common stock by, among other things:

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  impeding the development of an active market for our common stock;

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  delaying, deferring or preventing a merger, consolidation, takeover, or other business combination involving our company;

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  causing us to enter into transactions or agreements that are not in the best interests of all stockholders;

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company; or

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  discouraging third-party investors.

        Unless an active market develops for our common stock, it may be difficult for us to raise capital by selling additional shares of common stock. This could harm our ability to raise additional capital, which we may need to fund our business, and to acquire other companies by using our common stock as consideration.

A majority of our board of directors will not be considered "independent" under the rules of The NASDAQ Stock Market, Inc.

        Steamboat Industries LLC and its subsidiary will own a majority of our common stock following the completion of this offering. As a result, we will certify that we are a "controlled company" under the rules of The NASDAQ Stock Market, Inc. and we intend to rely on the "controlled company" exception to the board of directors and committee composition requirements under rules of The NASDAQ Stock Market, Inc. Pursuant to this exception, we will be exempt from the rule that requires that (i) our board of directors be comprised of a majority of "independent directors"; (ii) our compensation committee be comprised solely of "independent directors"; and (iii) our nominating and corporate governance committee be comprised solely of "independent directors," as defined under the rules of The NASDAQ Stock Market, Inc. As a result, a majority of our board of directors will not be considered "independent" in accordance with the rules of The NASDAQ Stock Market, Inc. and our compensation and nominating and corporate governance committees will not be comprised solely of "independent directors," as only one member out of the three member-directors for each committee will be considered "independent" under the rules of The NASDAQ Stock Market, Inc. The "controlled company" exception does not modify the independence requirements of the audit committee, which we intend to fully comply with.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business and growth strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions in this prospectus to identify forward-looking statements. These forward looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

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  an increase in owner-operated parking facilities;

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  changes in patterns of air travel or automobile usage, including effects of changes in gas and airplane fuel prices, effects of weather on travel and transportation patterns or other events affecting local, national and international economic conditions;

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  implementation of our operating and growth strategy, including possible strategic acquisitions;

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  the loss, or renewal on less favorable terms, of management contracts and leases;

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  player strikes or other events affecting major league sports;

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  changes in general economic and business conditions or demographic trends;

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  ongoing integration of past and future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing and operations;

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  changes in current pricing;

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  development of new, competitive parking-related services;

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  changes in federal and state regulations including those affecting airports, parking lots at airports and automobile use;

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  extraordinary events affecting parking at facilities that we manage, including emergency safety measures, military or terrorist attacks and natural disasters;

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  our ability to renew our insurance policies on acceptable terms, the extent to which our clients purchase insurance through us and our ability to successfully manage self-insured losses;

  •
  our ability to form and maintain relationships with large real estate owners, managers and developers;

  •
  our ability to provide performance bonds on acceptable terms to guarantee our performance under certain contracts;

  •
  the loss of key employees;

  •
  our ability to develop, deploy and utilize information technology;

  •
  our ability to refinance our indebtedness;

  •
  our ability to consummate transactions and integrate newly acquired contracts into our operations;

  •
  availability, terms and deployment of capital; and

  •
  the ability of Steamboat Industries LLC and its subsidiary to control our major corporate decisions.

        All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale by us of shares of our common stock will be approximately $45.2 million or approximately $46.9 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses. We also intend to refinance our existing senior credit facility and enter into a $90.0 million new senior credit facility (with approximately $9.1 million of availability following this offering) which will mature in May 2007. We will not receive any proceeds from the sale of shares, if any, by Steamboat Industries LLC.

        We expect to use the net proceeds from this offering and a portion of our new senior credit facility as follows:

  •
  $62.3 million to redeem or otherwise repurchase all of our 14% notes due 2006 at 104% of principal amount including accrued interest; and

  •
  $6.3 million to purchase all shares of our common stock held by our minority stockholders and an option to purchase common stock held by one minority stockholder, pursuant to a stockholders' agreement as discussed in "Ownership Recapitalization."

        The amount needed to redeem or repurchase the 14% notes and to repurchase all shares of our common stock held by our minority stockholders and an option to purchase common stock held by one minority stockholder reflects a March 31, 2004 closing. The notes accrue at 14% per year. The amounts due under the stockholders' agreement accrete at 11.75% per year. An additional $2.3 million would be needed to redeem or repurchase our 14% notes and meet our obligations under the stockholders' agreement (assuming a June 30, 2004 closing), including accrued interest. Such additional funds would be financed through borrowings under our new senior credit facility.

        We will also issue notes in an aggregate principal amount of $5.0 million to the minority stockholders who are selling us common stock as part of the purchase price. The minority stockholders have consented to the assumption of this obligation by Steamboat Industries LLC and our release from this obligation without recourse to us, which will be reflected as additional paid-in capital in our financial statements.

        The amount and timing of the use of proceeds may vary depending upon a number of factors, including but not limited to, the timing of the redemption of the 14% notes. Until we use the proceeds of this offering for the above purposes, we intend to reduce borrowings under our proposed new senior credit facility or invest the funds in short-term, investment-grade, interest-bearing securities. For additional information regarding our sources and uses of capital, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

DIVIDEND POLICY

        Our board of directors sets our dividend policy. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

        We did not pay a cash dividend in respect of our common stock in 2001, 2002 or 2003. By the terms of our senior credit facility, we are restricted from paying cash dividends on our capital stock while such facility is in effect. We accrued dividends in respect of our Series C redeemable preferred stock in additional shares of Series C redeemable preferred stock aggregating $6.4 million, $6.3 million and $6.5 million for the years 2001, 2002 and 2003, respectively, and $1.7 million for the three months ended March 31, 2004. We accrued dividends in respect of our Series D preferred stock aggregating $7.2 and $9.2 million for the years 2002 and 2003, respectively, and $2.5 million for the three months ended March 31, 2004. In connection with this offering, we intend to exchange common stock for a portion of our Series C preferred stock, retire all other outstanding Series C preferred stock and all but ten shares of our Series D preferred stock (with an aggregate liquidation preference of $1,000) and convert options to purchase our Series D preferred stock into options to purchase our common stock. The outstanding Series D preferred stock will accrue dividends at 18%.

        The indenture governing our 9 1/4% notes also limits our ability to pay cash dividends. Unless we meet certain financial ratios, we may not pay dividends in respect of our capital stock, except for those payable in additional shares of capital stock.

        Our new senior credit facility restricts our ability to pay dividends on our common stock without our lenders' consent.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004. The "Actual" column gives our capitalization on an actual basis without giving effect to this offering or any other transactions. The "As Adjusted" column gives pro forma effect to:

  •
  the sale of 4,500,000 shares of common stock by us in this offering at an assumed initial public offering price of $11.50 per share; the estimated proceeds from the offering are $45.2 million, net of our estimated offering expenses and underwriting discounts;

  •
  our entering into our new senior credit facility;

  •
  our anticipated use of the proceeds from this offering and the new senior credit facility is (i) to redeem or repurchase all of our 14% Notes for $62.3 million, which is comprised of $58.0 million in principal, $1.7 million in accrued interest, $0.3 million of prepayment of interest, as required in our 14% Notes agreement and $2.3 million related to a 4% redemption premium, (ii) to purchase all shares of our common stock held by our minority stockholders, as required by our stockholders' agreement for $6.0 million cash (plus a $5.0 million note), (iii) to purchase the option held by one minority stockholder for $0.3 million, and (iv) to repay indebtedness under our existing senior credit facility of $34.4 million, which is comprised of $32.9 million in principal, $0.6 million of accrued interest, $0.6 million prepayment penalty and $0.3 million of other financing costs; and

  •
  the ownership recapitalization, which includes the exchange of a portion of the Series C preferred stock for common stock, the retirement of all but ten shares (with an aggregate liquidation preference of $1,000) of our other outstanding shares of preferred stock and the conversion of options to purchase our Series D preferred stock into options to purchase our common stock.

        You should read the following capitalization data in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
($ in thousands)
Cash and cash equivalents	$7,658	$7,658

Long-term debt (including current portion):
Existing senior credit facility(1)(2)	$32,900	$—
New senior credit facility(3)	—	59,510
Senior subordinated notes:
14% second lien notes due 2006, at face value(2)	58,029	—
9 1/4% notes due 2008, at face value	48,877	48,877
Excess of carrying value over principal(4)	9,437	757

Sub-total	149,243	109,144
Other debt(5)	8,106	8,106

Total long-term debt	157,349	117,250
Convertible redeemable preferred stock, Series D(6)(7)	58,937	1
Redeemable preferred stock, Series C(6)	62,049	—
Common stock subject to put/call rights(5)	11,027	—
Common stockholders' equity (deficit):
Common stock and additional paid-in capital(6)	15,223	188,351
Accumulated other comprehensive loss	(226)	(226)
Accumulated deficit(8)	(185,430)	(183,439)

Total stockholders' equity (deficit)	(170,433)	4,686

Total capitalization	$118,929	$121,937

(1)
At March 31, 2004, we had $21.4 million of letters of credit outstanding under our existing senior credit facility, borrowings against the existing senior credit facility aggregated $32.9 million and we had $10.7 million available under the existing senior credit facility.

(2)
The existing senior credit facility and 14% Notes would be repaid in entirety in conjunction with this offering.

(3)
In connection with this offering, we will enter into a new senior credit facility which provides for borrowings of up to $90.0 million, $30.5 million of which would have been undrawn had the closing of this offering occurred on March 31, 2004 and $9.1 million would have been available under the new senior credit facility, net of outstanding letters of credit.

(4)
In accordance with accounting rules for troubled debt restructurings (FASB Statement No. 15), the $9.4 million reduction in principal arising from the refinancing in 2002 ($8.68 million related to the 14% Notes and $0.8 million related to the 9 1/4% Notes) remains as "debt", but will be amortized as a reduction to interest expense over the combined term of the 14% Notes and the remaining 9 1/4% Notes using the effective interest method. Additionally, we will record a gain of $8.68 million related to the redemption of our 14% Notes which will require a write-off of the carrying value in excess of principal attributable to the 14% Notes. This amount will not require a cash payment.

(5)
Pursuant to an agreement between us and our stockholders (as discussed in "Certain Relationships and Related Party Transactions—Company Stockholders Agreement"), we received notices in September and October of 2001 from holders of an aggregate of five shares of our common stock requiring us to purchase such shares for an aggregate price of $8.2 million. Our obligation to repurchase these shares accretes at 11.75% per year. In accordance with the terms of the stockholders' agreement, we have not made any payment for these shares since such payment has been prohibited under the terms of our debt instruments. We will repurchase these shares and an option to purchase our common stock with the net proceeds of this offering for $6.3 million, assuming the offering had occurred on March 31, 2004. We are also issuing notes in an aggregate amount of $5.0 million, which bear interest at a rate of 5.0% per year to the minority stockholders selling the shares as part of the purchase price. The minority stockholders have consented to the assumption of this obligation by Steamboat Industries LLC and our release from this obligation without recourse to us, which will be reflected as additional paid-in capital in our as adjusted financial statements.

(6)
The change in common stock and additional paid-in capital from actual to as adjusted is as follows:

Actual	$15,223
Net proceeds from this offering	45,150
Exchange and/or retirement of Series C and the retirement of all but ten shares of Series D preferred stock for common stock	120,985
Accelerated vesting of stock options(9)	2,293
Note assumed by Steamboat Industries LLC(5)	5,000
Purchase option cost related to minority interest shareholders(10)	(300)

As adjusted	$188,351

(7)
Following the consummation of this offering, ten shares of Series D preferred stock, with an aggregate liquidation value of $1,000, will remain outstanding.

(8)
The change in accumulated deficit from actual to as adjusted is as follows:

Actual	$(185,430)
Non-cash stock option compensation expense(9)	(2,293)
Write-off of deferred financing costs	(2,590)
Incremental redemption premium on 14% Notes	(866)
Gain related to write-off of excess of carrying value over principal(4)	8,680
Expense related to certain transaction costs(11)	(300)
Prepayment penalty on existing senior credit facility	(640)

As adjusted	$(183,439)

(9)
Options issued to our employees and employees of our affiliates to purchase shares of our Series D preferred stock will be converted into options to purchase shares of our common stock and these options will vest on completion of this offering. We will record a $2.3 million non-cash compensation expense relating to the accelerated vesting of these options and the stock grant made to the directors in connection with this offering.

(10)
Minority interest shareholders were given consideration of $11.3 million (refer also to note (5)) to purchase the $11.0 million minority interest in the Company and any remaining existing stock options of the minority interest parties.

(11)
Represents certain estimated costs associated with the ownership recapitalization of AP Holdings, Inc. associated with this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.

        Calculations relating to the shares of common stock in the following discussion and tables assume the following have occurred as of March 31, 2004:

  •
  the exchange by Steamboat Industries LLC, an affiliate, of its shares of Series C preferred stock for our common stock;

  •
  the retirement of all other outstanding shares of our Series C preferred stock and all but ten shares of our Series D preferred stock and the conversion of options to purchase our Series D preferred stock into options to purchase our common stock;

  •
  the repayment of our senior credit facility and our entering into the new senior credit facility;

  •
  the redemption or repurchase of our 14% notes;

  •
  the purchase of all shares of common stock from our minority stockholders and an option to purchase common stock held by one minority stockholder.

        As of March 31, 2004, our net deficit in tangible book value after the transactions described above was approximately $164.1 million, or approximately $(28.30) per share. Net deficit in tangible book value per share represents the amount of our total assets less intangible assets and less our total liabilities, divided by the total number of shares of common stock outstanding.

        After giving effect to the sale of common stock by us in this offering and our estimated receipt of the net proceeds from the sale and the events described above, our net negative tangible book value will be $(11.55) per share. This represents an immediate increase in net tangible book value of $16.75 per share to existing stockholders and results in immediate dilution of $(23.05) per share of common stock to new investors. The following table illustrates this per share dilution.

Initial public offering price per share		$11.50
Net negative tangible book value per share before offering	$(28.30)
Decrease in net negative tangible book value per share attributable to this offering	16.75

Net negative tangible book value per share after giving effect to this offering		(11.55)

Dilution in net negative tangible book value per share to new investors		$23.05

        The following table summarizes, as of March 31, 2004, the difference between the existing stockholders and the new investors with respect to the number of shares of common stock issued in this offering, the total consideration paid and the average price per share paid before deducting underwriting discounts and our estimated offering expenses. The calculations with respect to shares of common stock purchased by new investors in this offering reflect the initial public offering price of $11.50 per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	%	Amount	%
Existing stockholders	5,798,221	56.3%	$40,683,000	44.0%	$7.02
New investors	4,500,000	43.7%	51,750,000	56.0%	$11.50

Total	10,298,221	100.0%	$92,433,000	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected financial data and other operating information. The selected historical consolidated financial data as of December 31, 2002 and 2003 and for the three years ended December 31, 2003 derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The table also presents historical consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 derived from our audited consolidated financial statements, which are not included in this prospectus. The table also presents unaudited historical consolidated financial data as of March 31, 2003 and 2004 and for the three months ended March 31, 2003 and 2004 derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The historical results do not necessarily indicate results expected for any future period. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
($ in thousands)
Statement Of Operations Data:
Parking services revenue
Lease contracts	$196,441	$181,828	$156,411	$142,376	$138,681	$35,674	$35,121
Management contracts	51,458	70,654	87,403	78,029	76,613	17,969	20,873
Reimbursement of management contract expense	269,427	308,591	317,973	326,146	330,243	76,813	87,721

Total revenue(1)	517,326	561,073	561,787	546,551	545,537	130,456	143,715
Cost of parking services
Lease contracts	172,217	159,702	142,555	128,871	125,153	32,818	32,424
Management contracts	20,877	32,643	44,272	35,201	29,439	6,696	8,119
Reimbursed management contract expense	269,427	308,591	317,973	326,146	330,243	76,813	87,721

Total cost of parking services(1)	462,521	500,936	504,800	490,218	484,835	116,327	128,264
Gross profit
Lease contracts	24,224	22,126	13,856	13,505	13,528	2,856	2,697
Management contracts	30,581	38,011	43,131	42,828	47,174	11,273	12,754

Total gross profit	54,805	60,137	56,987	56,333	60,702	14,129	15,451
General and administrative expenses	32,453	36,121	29,979	30,133	32,694	8,111	8,483
Depreciation and amortization	9,343	12,635	15,501	7,554	7,501	1,890	1,586
Special charges	5,577	4,636	15,869	2,897	1,055	97	—
Management fee-parent company	—	—	—	3,000	3,000	750	750
Valuation allowance related to long-term receivables	—	—	—	—	2,650	—	—

Operating income (loss)	7,432	6,745	(4,362)	12,749	13,802	3,281	4,632
Interest expense, net	15,684	17,382	17,599	15,965	16,559	4,001	4,282
Gain on extinguishment of debt	—	—	—	—	1,757	—	—
Bad debt provision related to related-party non-operating receivables	—	—	12,878	—	—	—	—
Minority interest expense	468	341	209	180	357	65	97
Income tax expense	752	503	406	428	624	178	178

Net loss	$(9,472)	$(11,481)	$(35,454)	$(3,824)	$(1,981)	$(963)	$75

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
($ in thousands except per share and operating data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$5,215	$3,539	$7,602	$6,153	$8,470	$7,152	$7,658
Working capital deficiency	(12,180)	(11,941)	(20,156)	(9,143)	(9,243)	(34,218)	(13,474)
Total assets	213,270	208,341	192,234	190,950	189,585	185,869	189,981
Total debt	167,469	174,996	175,257	166,173	161,079	152,969	157,349
Convertible redeemable preferred stock, series D	—	—	—	47,224	56,399	49,349	58,937
Redeemable preferred stock, series C	49,280	54,976	61,330	56,347	60,389	57,910	62,049
Common stock subject to put/call rights	4,589	6,304	8,500	9,470	10,712	9,713	11,027
Common stockholders' deficit	(79,611)	(100,731)	(133,185)	(147,560)	(166,002)	(152,204)	(170,433)
Other Data:
Gross customer collections	$1,369,319	$1,545,690	$1,505,645	$1,380,536	$1,288,430	$319,573	$331,953
Capital expenditures	$10,261	$4,684	$1,537	$1,843	$1,812	$39	$175
Number of managed locations	1,422	1,559	1,617	1,591	1,575	1,584	1,600
Number of leased locations	404	364	330	294	295	295	299
Number of total locations	1,826	1,923	1,947	1,885	1,870	1,879	1,899
Number of parking spaces	1,012,000	1,033,587	1,026,608	1,028,047	1,031,821	1,031,581	1,040,440

(1)
Restated to include reimbursable management contract expenses in accordance with a new accounting standard (EITF 01-14) adopted during the second quarter ended June 30, 2002.

COMPANY HISTORY

        APCOA, Inc. evolved from the consolidation of various parking companies, several of which had special competence in the airport parking market. One of these companies first introduced the concept of paid airport parking in the United States at Cleveland-Hopkins International Airport in 1951. Standard Parking, L.P., which traces its business roots back to 1929 in Chicago, was operated as a family owned and controlled business until the time of its combination with APCOA in 1998. The business operated under the corporate name of Standard Parking Corporation from 1981 until 1995, when it was reconstituted as a limited partnership named Standard Parking, L.P. To avoid confusion, throughout this document we refer to Standard Parking, L.P. and the prior Standard Parking Corporation simply as the Standard Companies.

        APCOA, Inc. and the Standard Companies merged in March 1998 and the resulting company was called APCOA/Standard Parking, Inc. We refer to the merger as the "combination" throughout this prospectus. In April 2003 we changed our name to "Standard Parking Corporation."

        In 1998 and 1999, we made the following seven acquisitions for an aggregate of approximately $25.1 million, including earn-outs.

  •
  In July 1999, we acquired Universal Park Holdings, Inc., operating under the names U-Park and Select Valet Parking, in Vancouver, B.C.

  •
  In May 1999, we acquired various contracts of System Parking Inc. in Atlanta.

  •
  In April 1999, we acquired the assets of Pacific Rim Parking in Los Angeles.

  •
  In September 1998, we acquired Virginia Parking Services which operated under the name VAPARK in Richmond, Virginia.

  •
  In June 1998, we acquired Century Parking, Inc. and Sentry Parking Corporation which operated in the Los Angeles metropolitan area.

  •
  In May 1998, we acquired Executive Parking Industries LLC which operated in the Los Angeles metropolitan area.

  •
  In January 1998, we acquired the assets of Huger Parking Company, LLC which operated under the name Dixie Parking in New Orleans.

OWNERSHIP RECAPITALIZATION

        In connection with this offering, we intend to simplify and recapitalize our ownership structure. Below is a summary of some of the historical events and ongoing transactions that have affected our capital structure.

        Our Minority Stockholders.    Prior to this offering, AP Holdings, Inc. owned 84% of our outstanding common stock, with the remainder held by the Carol R. Warshauer GST Exempt Trust, Waverly Partners, L.P. and SP Associates. Myron C. Warshauer, our former chief executive officer and director, and our current vice chairman emeritus, is trustee of the Carol R. Warshauer GST Exempt Trust and general partner of Waverly Partners, L.P. Mr. Warshauer disclaims beneficial ownership of the assets of the trust and of Waverly Partners, L.P. Each of these minority stockholders exercised their put rights in September and October 2001, pursuant to a 1998 stockholders' agreement, to require us to repurchase their shares. Mr. Warshauer also owns an option to purchase our common stock. Due to the terms of our debt agreements, we were restricted from purchasing their interests, but intend to fulfill our obligation to repurchase the shares and the option with the proceeds of this offering and our new credit facility. The aggregate purchase price, including accrued interest, that we will have to pay to the minority shareholders is expected to be $6.3 million in cash and a note for $5.0 million which bears interest at a rate of 5.0% per year. The minority stockholders have consented to the assumption of this obligation by Steamboat Industries LLC and our release from this obligation without recourse to us which will be reflected as paid-in-capital in our financial statements.

        Our New Majority Owner.    In connection with this offering, Steamboat Industries LLC and its subsidiary will become the majority owner of our common stock, by exchanging our Series C preferred stock for our newly issued common stock. We are increasing our authorized capitalization to provide for the common stock to be issued in the exchange and in this offering. AP Holdings, Inc. will continue to own its interest in us, but its percentage ownership will be negligible. AP Holdings, Inc. and Steamboat Industries LLC are affiliates and are both controlled by our chairman.

        Our Series C Preferred Stock.    Our Series C preferred stock is currently owned by AP Holdings, Inc. and Steamboat Industries LLC. In connection with this offering, we have agreed to exchange the Series C preferred stock owned by Steamboat Industries LLC for our common stock. Our remaining Series C preferred stock will be contributed to us as a capital contribution. As a result, Steamboat Industries LLC and its wholly owned subsidiary, Steamboat Industries N.V., will own the majority of our common stock and we will not have any outstanding shares of Series C preferred stock at the time of this offering.

        Our Series D Preferred Stock.    In 2001 we issued $40.0 million of Series D preferred stock. In addition, certain of our and our affiliates' employees had options to purchase 503.86 shares of Series D preferred stock prior to this offering. Steamboat Industries LLC and its wholly owned subsidiary, Steamboat Industries N.V., will acquire all but ten shares of our outstanding Series D preferred stock immediately prior to this offering. Steamboat Industries LLC will then contribute this Series D preferred stock to us as a capital contribution. We will then retire all the shares of Series D preferred stock contributed to us and we will have only ten shares of Series D preferred stock outstanding. The aggregate liquidation preference of these ten shares will be $1,000. Additionally, pursuant to the terms of the previously issued options, the options to purchase Series D preferred stock will be converted into options to purchase an aggregate of 444,836 shares of our common stock. As a result, we will have only ten shares and no options to acquire Series D preferred stock outstanding at the time of the offering.

        Our Senior Credit Facility.    We have a $65.0 million senior credit facility consisting of a $33.0 million revolving credit facility expiring on June 30, 2006 and a $32.0 million term loan maturing on July 31, 2006. We have entered into a commitment letter for a new $90.0 million senior credit facility. We will enter into the new senior credit facility simultaneously with the closing of the offering.

We intend to use $59.5 million under the new senior credit facility to repay borrowings under our existing senior credit facility, pay a prepayment fee of $0.6 million under our existing credit facility, pay expenses associated with our new senior credit facility and pay a portion of the cost of redeeming our outstanding 14% notes. One of the lenders in our existing senior credit facility also holds a substantial amount of our 14% notes.

        For additional information on our capital stock, please see "Description of Capital Stock." For additional information about our purchase of shares from our minority stockholders, the purchase of our Series C preferred stock or the purchase of our Series D preferred stock, please see "Certain Relationships and Related Party Transactions." For additional information about our proposed new senior credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Senior Credit Facility." For additional information about the amendments to our Long-Term Incentive Plan, please see "Management—Long-Term Incentive Plan."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our results of operations should be read in conjunction with the "Selected Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

Our Business

        We manage parking facilities in urban markets and at airports across the United States and in three Canadian provinces. We do not own any facilities, but instead enter into contractual relationships with property owners or managers.

        We operate our clients' parking properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenues and expenses under a standard management contract flow through to our clients rather than to us. However, some management contracts, which are referred to as "reverse" management contracts, usually provide for larger management fees and require us to pay various costs. Under lease arrangements, we generally pay to the property owner either a fixed annual rent, a percentage of gross customer collections, or a combination thereof. We collect all revenues under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. Margins for lease contracts vary significantly, not only due to operating performance, but also due to variability of parking rates in different cities and varying space utilization by parking facility type and location. As of March 31, 2004, we operated 84% of our locations under management contracts and 16% under leases.

        In evaluating our financial condition and operating performance, management's primary focus is on our gross profit, total general and administrative expense and general and administrative expense as a percentage of our gross profit. Although the underlying economics to us of management contracts and leases are similar, the manner in which we are required to account for them differs. Revenue from leases includes all gross customer collections derived from our leased locations (net of parking tax), whereas revenue from management contracts only includes our contractually agreed upon management fees and amounts attributable to ancillary services. Gross customer collections at facilities under management contracts, therefore, are not included in our revenue. Accordingly, while our revenue can fluctuate simply based on the proportion of leases to management contracts, our gross profit will not fluctuate merely because of the structure of our operating agreements. For example, as of March 31, 2004, 84% of our locations were managed under management contracts and 83% of our gross profit for the three months ended March 31, 2004 was derived from management contracts. Only 37% of total revenue (excluding reimbursement of management contract expenses), however, was from management contracts because under those contracts the revenue collected from parking customers belongs to our clients. Therefore, gross profit and total general and administrative expense, rather than revenue, are management's primary focus.

General Business Trends

        Our ability to grow gross profit and add new locations during the last several years has been constrained due to our highly leveraged capital structure and limited liquidity. As a result, we have focused on controlling capital spending and general and administrative expense, and on reducing our total debt. In addition, we have concentrated on growing our profit by improving the efficiency of our operations and by either not renewing or by terminating unprofitable contracts. Based on these efforts, for the year ended December 31, 2002 compared to the year ended December 31, 2003, we improved average gross profit per location by 8.5% from $29,885 to $32,409. For the three months ended March 31, 2003 compared to the three months ended March 31, 2004, we improved average gross profit by location by 8.2% from $7,519 to $8,136.

        Although business at airports had been declining before the September 11, 2001 terrorist attacks, an immediate significant decrease in airport revenues occurred following those events, compared to the same period of 2000. This trend has abated, as parking revenue at airport locations we operated in March 2004 increased 10.6% compared to March 2000.

        We recorded $2.7 million as a valuation allowance related to long-term receivables for the year ended December 31, 2003, as compared to no allowance for the year ended December 31, 2002. The allowance was recorded due to the extended length of time estimated for collection on certain long-term receivables related to the Bradley International Airport parking contract.

        We expect that the proceeds from the offering will reduce our debt substantially and, combined with the new senior credit facility, will improve both our liquidity and operating flexibility. This enhanced liquidity will allow us to increase our growth in our core and other markets and to pursue other growth strategies. In addition, we expect to be able to take advantage of opportunities afforded to us as a result of our leading market position in a large, highly fragmented and consolidating industry. In the late 1990s, we pursued a strategy of growth through the acquisition of parking management companies, and we expect to be able to make additional selected acquisitions after this offering.

Charges and Gains Incurred in the Quarter We Complete the Offering

        In connection with this offering, we will record a number of charges and gains including the following:

  •
  We will have write-off debt issuance costs of $2.6 million in connection with the refinancing of our existing senior credit facility.

  •
  We will have a use of cash in this offering of $2.3 million, of which $1.4 million has been accrued through March 31, 2004, to pay the optional redemption premium on our 14% notes. This will result in a $0.9 million charge.

  •
  We will record a gain of $8.68 million related to the writeoff of the carrying value in excess of principal attributable to the 14% notes.

  •
  Options issued to our employees and employees of our affiliates to purchase shares of our Series D preferred stock will be converted into options to purchase shares of our common stock and these options will vest on completion of this offering. We will record a $2.3 million non-cash compensation expense relating to the vesting of these options and the stock grant made to the directors in connection with this offering.

        Also in connection with the completion of this offering, we will make the following changes to our operations that will impact our future operating results including:

  •
  The $3.0 million annual management fee will be terminated.

  •
  $0.7 million in annual expense related to employment and administrative expenses of our chairman will be implemented.

  •
  In accordance with SEC regulations, we have not included the incremental expenses we anticipate incurring as a result of having public equity in our "As Adjusted" numbers. We expect these general and administrative expenses to increase by approximately $1.0 million annually to cover increased directors and officers liability insurance, increased professional fees, NASDAQ listing fees, increased regulatory compliance costs and fees for our own independent directors. During the fiscal year ended December 31, 2004, we recorded $25,000 and $75,000, respectively, in expenses related to these activities that are reflected in our actual financial results.

Potential Tax Benefits

        At December 31, 2003, we had net operating loss carry forwards of $66.0 million for federal income tax purposes (referred to as "NOLs") that expire in years 2016 through 2023. These NOLs could be utilized to reduce future taxable income, assuming we are profitable.

        Under Internal Revenue Code Section 382, our ability to use NOLs to reduce future taxable income would be limited after this offering. Considering the terms of this offering, we estimate that we would be subject to an annual limitation of approximately $2.8 million. The utilization of the NOL's could further be affected by the recognition of built-in gains of approximately $5.9 million during each of the first five years after this offering. Consequently, we could reduce taxable income by up to $8.7 million of NOLs per year for each of the first five years after the consummation of this offering and up to $2.8 million of NOLs for subsequent years until the NOLs are fully utilized. The actual available NOL is subject to a number of conditions and there can be no assurance as to the amount that can be utilized, if any, per year.

        If we do not have sufficient taxable income in any given future year to fully use the available NOLs, the unused and available NOLs would carry over to the subsequent year.

Summary of Operating Facilities

        We focus our operations in core markets where a concentration of locations improves customer service levels and operating margins. The following table reflects our facilities operated at the end of the periods indicated:

	March 31, 2003	December 31, 2003	March 31, 2004
Managed facilities	1,584	1,575	1,600
Leased facilities	295	295	299

Total facilities	1,879	1,870	1,899

Revenue

        We recognize parking services revenue from lease and management contracts as the related services are provided. Substantially all of our revenues come from the following two sources:

  •
  Parking services revenue—lease contracts.    Parking services revenues related to lease contracts consist of all revenue received at a leased facility, including parking receipts (net of parking tax), consulting and real estate development fees, gains on sales of contracts and payments for exercising termination rights.

  •
  Parking services revenue—management contracts.    Management contract revenue consists of management fees, including both fixed and performance-based fees, and amounts attributable to ancillary services such as accounting, equipment leasing, payments received for exercising termination rights, consulting, insurance and other value-added services with respect to managed locations. We believe we generally purchase required insurance at lower rates than our clients can obtain on their own because we effectively self-insure for all liability and worker's compensation claims by maintaining a large per-claim deductible. As a result, we have generated operating income on the insurance provided under our management contracts by focusing on our risk management efforts and controlling losses. Management contract revenues do not include gross customer collections at the managed locations as this revenue belongs to the property owner rather than to us. Management contracts generally provide us with a management fee regardless of the operating performance of the underlying facility.

Reimbursement of Management Contract Expense

        Reimbursement of management contract expense consists of the direct reimbursement from the property owner for operating expenses incurred under a management contract.

Cost of Parking Services

        Our cost of parking services consists of the following:

  •
  Cost of parking services—lease contracts.    The cost of parking services under a lease arrangement consists of contractual rental fees paid to the facility owner and all operating expenses incurred in connection with operating the leased facility. Contractual fees paid to the facility owner are generally based on either a fixed contractual amount or a percentage of gross revenue or a combination thereof. Generally, under a lease arrangement we are not responsible for major capital expenditures or real estate taxes.

  •
  Cost of parking services—management contracts.    The cost of parking services under a management contract is generally the responsibility of the facility owner. As a result, these costs are not included in our results of operations. However, our reverse management contracts, which typically provide for larger management fees, do require us to pay for certain costs.

Gross Profit

        Gross profit equals our revenue less the cost of generating such revenue. This is the key metric we use to examine our performance because it captures the underlying economic benefit to us of both lease contracts and management contracts.

        Gross profit was $57.0 million in 2001, $56.3 million in 2002 and $60.7 million in 2003. During 2001 we received a payment of $4.8 million related to the exercise of owner termination rights associated with certain management contracts. There were no similar payments received in 2002 or 2003. We have excluded this payment in internally analyzing our operating performance because of its non-recurring nature. We believe that excluding this amount provides a more accurate presentation of the company's actual financial trends and results. If we had excluded such amount from gross profit, our gross profit would have been $52.2 million in 2001. The year-to-year change in gross profit from 2001 to 2002 would then have been an increase of 7.9% instead of a decline of 1.2%. Gross profit increased by 7.8% from 2002 to 2003.

General and Administrative Expenses

        General and administrative expenses include salaries, wages, payroll taxes, insurance, travel and office related expenses for our headquarters, field offices and supervisory employees. After the closing of this offering, we expect general and administrative expenses to increase by approximately $1.7 million annually. Approximately $1.0 million relates to increased directors' and officers' liability insurance, increased professional fees, additional salaried employees, NASDAQ listing fees, increased regulatory compliance costs and fees for our independent directors. The remaining amount relates to an employment agreement with our chairman.

Special Charges

        We have incurred a variety of special charges during the periods discussed. These charges have included costs associated with: our debt exchange in 2002 and the write off of debt issuance costs related to the exchange, a provision for abandoned businesses (which was a non-cash expense), employee severance costs, retroactive prior period insurance adjustments, incremental integration costs, and certain expenses of AP Holdings, Inc.

Management Fee

        Since 2002, we have had a management agreement with AP Holdings, Inc. that provides for periodic payment of management fees totaling $3.0 million per year. We will pay the management fee through the second quarter of 2004 and the fee will terminate at the closing of this offering.

Results of Operations

Three Months ended March 31, 2004 Compared to Three Months ended March 31, 2003

        Parking services revenue—lease contracts.    Lease contract revenue decreased $0.6 million, or 1.6%, to $35.1 million in the first quarter of 2004, compared to $35.7 million in the first quarter of 2003. The majority of this decrease resulted from the reduction of several large lease locations through contract expirations, conversions to management contracts and general economic conditions, which were not fully offset by the net addition of four lease contracts.

        Parking services revenue—management contracts.    Management contract revenue increased $2.9 million, or 16.2%, to $20.9 million in the first quarter of 2004 compared to $18.0 million in the first quarter of 2003. This increase resulted from the net increase of 25 contracts, the impact of increased revenue from insurance and other ancillary services and conversions from lease contracts.

        Reimbursement of management contract expense.    Reimbursement of management contract expenses increased $10.9 million, or 14.2%, to $87.7 million in the first quarter of 2004, as compared to $76.8 million in the first quarter of 2003. This increase resulted from additional reimbursements for costs incurred on the behalf of owners.

        Cost of parking services—lease contracts.    Cost of parking for lease contracts decreased $0.4 million, or 1.2%, to $32.4 million for the first quarter of 2004, from $32.8 million for the first quarter of 2003. The majority of this decrease resulted from the reduction of several large lease locations through contract expirations and conversions to management contracts, which were partially offset by the cost related to the net addition of four leases.

        Cost of parking services—management contracts.    Cost of parking for management contracts increased $1.4 million, or 21.3%, to $8.1 million in the first quarter of 2004, from $6.7 million in the first quarter of 2003. This increase resulted primarily from the net increase of 25 contracts.

        Reimbursed management contract expense.    Reimbursed management contract expense increased $10.9 million, or 14.2%, to $87.7 million in the first quarter of 2004, as compared to $76.8 million in the first quarter of 2003. This increase resulted from additional reimbursed costs incurred on the behalf of owners.

        Gross profit—lease contracts.    Gross profit for lease contracts decreased $0.2 million, or 5.6%, to $2.7 million in the first quarter of 2004, as compared to $2.9 million in the first quarter of 2003. Gross margin for lease contracts decreased to 7.7% in the first quarter of 2004 as compared to 8.0% for the first quarter of 2003. This decrease resulted primarily from increases in rent and operating expenses on existing contracts.

        Gross profit—management contracts.    Gross profit for management contracts increased $1.5 million, or 13.1%, to $12.8 million for the first quarter of 2004, as compared to $11.3 million in the first quarter of 2003. Gross margin for management contracts decreased to 61.1% for the first quarter of 2004 as compared to 62.7% for the first quarter of 2003. The increases in gross profit were primarily related to the net addition of 25 contracts and the decreases in gross margin were primarily related to increased costs on reverse management contracts.

        General and administrative expenses.    General and administrative expenses increased $0.4 million, or 4.6%, to $8.5 million for the first quarter of 2004, compared to $8.1 million for the first quarter of 2003. This increase resulted primarily from increases in wage and benefit costs.

        Special charges.    We recorded no special charges for the first quarter of 2004 compared to $0.1 million for the first quarter of 2003. The 2003 special charges relate primarily to costs associated with prior year terminated contracts.

        Management fee—parent company.    We recorded $0.8 million of management fee for each of the first quarters of 2004 and 2003 to AP Holdings, Inc., pursuant to our management agreement. The actual payment of the management fee is determined by the terms and conditions as set forth in the existing senior credit facility.

Fiscal 2003 Compared to Fiscal 2002

        Parking services revenue—lease contracts.    Lease contract revenue decreased $3.7 million, or 2.6%, to $138.7 million in the year ended December 31, 2003, compared to $142.4 million in the year-ago period. The majority of this decrease resulted from the reduction of several large lease locations through contract expirations, conversions to management contracts and general economic conditions, which were not fully offset by the net addition of one lease contract.

        Parking services revenue—management contracts.    Management contract revenue decreased $1.4 million, or 1.8%, to $76.6 million in the year ended December 31, 2003, compared to $78.0 million in the year-ago period. This decrease resulted from the net reduction of 13 contracts and general economic conditions which impacted our reverse management contracts, which more than offset the impact of increased revenue from insurance and other ancillary services and conversions from lease contracts.

        Reimbursement of management contract expense.    Reimbursement of management contract expenses increased $4.1 million, or 1.3%, to $330.2 million in the year ended December 31, 2003, as compared to $326.1 million in the year-ago period. This increase resulted from additional reimbursements for costs incurred on the behalf of owners.

        Cost of parking services—lease contracts.    Cost of parking for lease contracts decreased $3.7 million, or 2.9%, to $125.2 million for the year ended December 31, 2003, from $128.9 million for the year-ago period. The majority of this decrease resulted from the reduction of several large lease locations through contract expirations and conversions to management contracts, which more than offset the cost related to the net addition of one lease.

        Cost of parking services—management contracts.    Cost of parking for management contracts decreased $5.8 million, or 16.5%, to $29.4 million for the year ended December 31, 2003, from $35.2 million for the year-ago period. This decrease resulted from the net reduction of several unprofitable contracts.

        Reimbursed management contract expense.    Reimbursed management contract expense increased $4.1 million, or 1.3%, to $330.2 million in the year ended December 31, 2003, as compared to

$326.1 million in the year-ago period. This increase resulted from additional reimbursed costs incurred on the behalf of owners.

        Gross profit—lease contracts.    Gross profit for lease contracts of $13.5 million for the year ended December 31, 2003 was equivalent to $13.5 million in the year-ago period. Gross margin for lease contracts increased to 9.8% during 2003 compared to 9.5% during 2002. This increase resulted from the termination of lower margin contracts and the reduction of operating expenses on existing contracts.

        Gross profit—management contracts.    Gross profit for management contracts increased $4.4 million, or 10.1%, to $47.2 million for the year ended December 31, 2003, compared to $42.8 million in the year-ago period. Gross margin for management contracts increased to 61.6% during 2003 compared to 54.9% during 2002. The increases in gross profit and gross margin were related to the elimination of several unprofitable contracts and the reduction in costs of operations.

        General and administrative expenses.    General and administrative expenses increased $2.6 million, or 8.5%, to $32.7 million for the year ended December 31, 2003, compared to $30.1 million for the year-ago period. This increase resulted primarily from increases in wage and benefit costs, and professional and consulting fees.

        Special charges.    We recorded $1.1 million of special charges for the year ended December 31, 2003, compared to $2.9 million for the year ending December 31, 2002. The 2003 special charges included $0.4 million for costs associated with evaluating financing alternatives, $0.3 million for costs associated with prior years' terminated contracts, $0.3 million for costs incurred on behalf of our parent company and $0.2 million for severance costs, which were partially offset by a $0.2 million reimbursement from a mediated contract settlement of $0.8 million. The 2002 special charges included $1.0 million related to the legal costs for the registration of the 14% senior subordinated second lien notes, $0.8 million in costs related to contracts terminated in prior years, $0.4 million in severance costs, $0.3 million in costs incurred on behalf of our parent company, $0.2 million for insurance costs in accordance with ERISA requirements, and $0.2 million in prior year rent and other adjustments.

        Management fee—parent company.    We recorded $3.0 million of management fees to AP Holdings, Inc. for each of the years ended December 31, 2003 and December 31, 2002 pursuant to our management agreement. The actual payment of the management fee is determined by the terms and conditions as set forth in the existing senior credit facility.

        Valuation allowance related to long-term receivables.    We recorded $2.7 million as a valuation allowance related to long-term receivables for the year ended December 31, 2003, as compared to no allowance for the year ended December 31, 2002. The allowance was recorded due to the extended length of time estimated for collection on certain long-term receivables related to the Bradley International Airport parking contract.

Fiscal 2002 Compared to Fiscal 2001

        Parking services revenue—lease contracts.    Lease contract revenue decreased $14.0 million, or 9.0%, to $142.4 million in the year ended December 31, 2002, compared to $156.4 million in the year-ago period. The majority of this decrease resulted from the net reduction of 36 leases through contract expirations and conversions to management contracts.

        Parking services revenue—management contracts.    Management contract revenue decreased $9.4 million, or 10.7%, to $78.0 million in the year ended December 31, 2002, compared to $87.4 million in the year-ago period. This decrease resulted from the reduction of several unprofitable contracts and the negative economic impact on our reverse management contracts, which more than offset the net addition of one management contract through internal growth and the positive impact of the conversion to a capital lease program for our vehicles. In addition, we received a payment of $4.8 million in 2001 related to the exercise of owner termination rights associated with certain management contracts. There were no similar payments received in 2002.

        Reimbursement of management contract expense.    Reimbursement of management contract expense increased $8.1 million, or 2.6%, to $326.1 million in the year ended December 31, 2002, as compared to $318.0 million in the year-ago period. This increase resulted from additional reimbursements for costs incurred on the behalf of property owners.

        Cost of parking services—lease contracts.    Cost of parking for lease contracts decreased $13.7 million, or 9.6%, to $128.9 million for the year ended December 31, 2002, from $142.6 million for the year-ago period. This decrease resulted from the net reduction of 36 leases through contract expirations and conversions to management contracts.

        Cost of parking services—management contracts.    Cost of parking for management contracts decreased $9.1 million, or 20.5%, to $35.2 million for the year ended December 31, 2002, compared to $44.3 million for the year-ago period. This decrease resulted primarily from the reduction of several unprofitable contracts and an improvement in the cost of providing management services.

        Reimbursed management contract expense.    Reimbursed management contract expense increased $8.1 million, or 2.6%, to $326.1 million in the year ended December 31, 2002, as compared to $318.0 million in the year-ago period. This increase resulted from additional reimbursed costs incurred on the behalf of owners.

        Gross profit—lease contracts.    Gross profit for lease contracts decreased $0.3 million, or 2.2%, to $13.5 million for the year ended December 31, 2002, compared to $13.8 million in the year-ago period. Gross margin for leases improved to 9.5% during 2002 compared to 8.9% during 2001. This increase was primarily due to the recovery in volume versus 2001, which had the impact of the attacks of September 11, 2001.

        Gross profit—management contracts.    Gross profit for management contracts decreased $0.3 million, or 0.7%, to $42.8 million for the year ended December 31, 2002, compared to $43.1 million in the year-ago period. Gross margin for management contracts improved to 54.9% during 2002 compared to 49.3% during 2001. Most management contracts have no cost of parking services related to them, as all costs incurred by us are reimbursed by the property owner. However, several contracts, which are referred to as reverse management contracts and which typically provide for larger management fees, require us to pay for certain costs. This increase in gross margin percentage typically was related to the reduction in costs of operations, conversion to a capital lease program for our vehicles and the termination of several unprofitable contracts.

        General and administrative expenses.    General and administrative expenses increased $0.1 million, or 0.5%, to $30.1 million for the year ended December 31, 2002, compared to $30.0 million for the year-ago period. This slight increase resulted from increases in wages and benefits that were offset by implementation of cost savings and operating efficiencies.

        Special charges. We recorded $2.9 million of special charges for the year ended December 31, 2002, compared to $15.9 million for the year ended December 31, 2001. The 2002 special charges included $1.0 million related to the legal costs incurred for the registration of the 14% senior subordinated second lien notes, $0.8 million in costs related to contracts terminated in prior years, $0.4 million in severance costs, $0.3 million in costs related to our parent company, $0.2 million for insurance costs in accordance with ERISA requirements, and $0.2 million in prior year rent and other adjustments. The charges for 2001 included $11.8 million related to the exchange (see Note D of the Notes to the consolidated financial statements), $1.7 million related to a provision for abandoned businesses, $0.9 million for legal costs, $0.8 million in a provision for headquarters reorganization, $0.3 million in prior period retroactive insurance premium increases, $0.3 million in outside consultant costs related to prior periods, and $0.1 million in severance costs.

        Management fee—parent company.    We recorded $3.0 million of management fees to AP Holdings, Inc. for the year ended December 31, 2002, pursuant to our management agreement with AP Holdings, Inc. There was no management fee for the year ended December 31, 2001.

        Bad debt relating to related party non-operating receivables.    We recorded no charges for the year ended December 31, 2002, compared to a $12.9 million bad debt provision related to non-operating receivables for the year ended December 31, 2001. The 2001 bad debt provision for non-operating receivables relates to advances to and deposits with affiliates that had previously been reclassified from a long-term asset to stockholders' deficit. This provision was made due to uncertainty regarding the ability of the affiliates to repay such amounts without potentially receiving distributions from us.

        Other income and expense.    Interest expense, net of interest income decreased $1.6 million to $16.0 million in 2002, from $17.6 million in 2001. Minority interest of $0.2 million in 2002 was equal to the $0.2 million in 2001. Income tax expense of $0.4 million in 2002 was equal to the $0.4 million in 2001.

Unaudited Quarterly Results

        The following table sets forth our unaudited quarterly consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the quarters presented. Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; additions of contracts; expiration and termination of contracts; conversion of lease contracts to management contracts; conversion of management contracts to lease contracts and changes in terms of contracts that are retained. In addition, operating results have been seasonally lower during the first and second fiscal quarters than during the third and fourth quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of results for any future period.

	2002 Quarters Ended				2003 Quarters Ended				2004 Quarter Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
($ in thousands)
Parking services revenue:
Lease contracts	$34,839	$36,877	$36,499	$34,161	$35,674	$35,891	$31,989	$35,127	$35,121
Management contracts	20,377	19,888	18,464	19,300	17,969	19,129	18,491	21,024	20,873
Reimbursement of management contract expense	81,779	88,552	101,936	53,879	76,813	84,322	84,160	84,948	87,721

Total revenue	136,995	145,317	156,899	107,340	130,456	139,342	134,640	141,099	143,715
Cost of parking services:
Lease contracts	31,528	32,936	33,755	30,652	32,818	32,703	28,001	31,631	32,424
Management contracts	10,960	10,262	6,935	7,044	6,696	7,500	7,097	8,146	8,119
Reimbursed management contract expense	81,779	88,552	101,936	53,879	76,813	84,322	84,160	84,948	87,721

Total cost of parking services	124,267	131,750	142,626	91,575	116,327	124,525	119,258	124,725	128,264
Gross profit:
Lease contracts	3,311	3,941	2,744	3,509	2,856	3,188	3,988	3,496	2,697
Management contracts	9,417	9,626	11,529	12,256	11,273	11,629	11,394	12,878	12,754

Total gross profit	12,728	13,567	14,273	15,765	14,129	14,817	15,382	16,374	15,451
General and administrative expense	7,720	7,476	7,351	7,586	8,111	7,989	8,265	8,329	8,483
Depreciation and amortization	1,409	2,073	1,952	2,120	1,890	1,850	1,815	1,946	1,586
Special charges	208	1,243	303	1,143	97	248	203	507	—
Management fee-parent company	750	750	750	750	750	750	750	750	750
Valuation allowance related to long-term receivables	—	—	—	—	—	—	—	2,650	—

Operating income	2,641	2,025	3,917	4,166	3,281	3,980	4,349	2,192	4,632
Interest expense (income)
Interest expense	3,916	4,076	4,231	4,023	4,043	4,143	4,061	4,550	4,375
Interest income	(45)	(119)	(40)	(77)	(42)	(60)	(51)	(85)	(93)

	3,871	3,957	4,191	3,946	4,001	4,083	4,010	4,465	4,282
Gain on extinguishment of debt	—	—	—	—	—	—	1,757	—	—

(Loss) income before minority interest expense and income taxes	(1,230)	(1,932)	(274)	220	(720)	(103)	2,096	(2,273)	350
Minority interest expense	30	50	44	56	65	120	81	91	97
Income tax expense	115	134	104	75	178	157	148	141	178

Net (loss) income	$(1,375)	$(2,116)	$(422)	$89	$(963)	$(380)	$1,867	$(2,505)	$75

Liquidity and Capital Resources

Outstanding Indebtedness

        We have a significant amount of indebtedness. On March 31, 2004, we had total indebtedness of approximately $157.3 million, including:

  •
  $32.9 million under our existing senior credit facility;

  •
  $66.7 million of 14% notes, including $8.68 million of carrying value in excess of principal, which are due in December 2006; and

  •
  $49.6 million of 9 1/4% notes, including $0.8 million in carrying value in excess of principal, which are due in March 2008.; and

  •
  $8.1 million of other debt including joint venture debentures and capital lease obligations.

        We cannot assure you that cash flow from operations, combined with additional borrowings under our new credit facility and any future credit facility, will be available in an amount sufficient to enable us to pay our indebtedness, or to fund other liquidity needs. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, which could cause the related risks to increase. We will need to refinance all or a portion of our indebtedness, including the new senior credit facility and the 9 1/4% senior subordinated notes, on or before their respective maturities. We cannot assure you that we will be able to refinance any of our indebtedness, including the new senior credit facility and the 9 1/4% senior subordinated notes, on commercially reasonable terms or at all. If we are unable to refinance our debt, we may default under the terms of our indebtedness, which could lead to an acceleration of the debt. We do not expect that we could repay all of our outstanding indebtedness if the repayment of such indebtedness were accelerated.

        We intend to repay $34.4 million, including accrued interest and other financing costs, under our existing senior credit facility with borrowings under our new senior credit facility concurrent with this offering and redeem all of the 14% notes for $62.3 million including accrued interest and a 4% premium with the estimated net proceeds of this offering and the new credit facility. There will be $59.5 million outstanding and $9.1 million available under the new credit facility on a pro forma basis at March 31, 2004. For additional information, please see "Use of Proceeds."

Existing Senior Credit Facility

        We entered into a Second Amended and Restated Credit Agreement as of August 28, 2003 with LaSalle Bank National Association, as agent and revolving lender, and Credit Suisse First Boston, as term loan lender. Credit Suisse First Boston has subsequently assigned all of its loans and rights as lender to several funds affiliated with GoldenTree Asset Management. This Second Amended and Restated Credit Agreement represents a restructuring of the prior $43.0 million senior credit facility.

        The existing senior credit facility consists of $65.0 million in revolving and term loans, specifically:

  •
  a $33.0 million revolving credit facility provided by LaSalle Bank, which will expire on June 30, 2006, including a letter of credit facility with a sublimit of $30.0 million or such greater amount as LaSalle Bank may agree to for letters of credit; and

  •
  a $32.0 million term loan held by GoldenTree Asset Management due in full on July 31, 2006.

        The revolving credit facility bears interest, at our option, at either LIBOR plus 4.50% or an adjusted base rate plus 2.25%. The term loan bears interest equal to the rate publicly announced from time to time by LaSalle Bank as its "prime rate," which cannot be less than 4.25% per annum, plus 6.75%. Accrued term loan interest is payable monthly in arrears. Pursuant to the terms of the credit agreement, we have elected to defer the cash payment of 3% per annum of term loan interest. The deferred amount, together with accrued interest thereon, is payable upon maturity of the term loan.

        At March 31, 2004, borrowings against the existing senior credit facility aggregated $32.9 million. In addition, there were $21.4 million of letters of credit outstanding, resulting in an $10.7 million availability under the existing senior credit facility. Concurrent with the closing of this offering, we will pay off the existing senior credit facility with proceeds from the new senior credit facility.

New Senior Credit Facility

        We have agreed on final documentation for a new senior credit facility co-arranged by LaSalle Bank National Association and Wells Fargo Bank, N.A. which will be drawn upon at the closing of this offering. LaSalle will also act as administrative agent for the facility. The new credit facility will provide for revolving credit borrowings of up to $90.0 million, including a subfacility for letters of credit. The commitment contains a customary provision regarding the lenders' ability to change certain terms in connection with syndication. The new credit facility will close concurrently with the closing of this offering.

        The new credit facility will mature three years after closing. Borrowings under the new credit facility will be used, among other things, to refinance outstanding borrowings under our existing senior credit facility, fund a portion of the payment to our minority stockholders, for general working capital purposes and to finance possible permitted acquisitions. The new credit facility will be secured by a first lien on substantially all of our assets and the assets of our wholly owned subsidiaries, and will be guaranteed by those subsidiaries.

        Borrowings under the new credit facility will bear interest, at our option, at either (i) LIBOR plus a margin ranging between 2.50% and 3.25%, depending upon the ratio of our total funded indebtedness to our EBITDA from time to time ("Total Debt Ratio"), or (ii) the prime rate (also known as the "base rate") plus a margin ranging between 1.00% and 1.75%, depending upon our Total Debt Ratio from time to time. We expect the applicable LIBOR and Base Rate margins immediately after the closing of this offering to be approximately 3.25% and 1.75%, respectively. We will be required to repay borrowings under the facility out of the proceeds of future issuances of debt or equity securities and asset sales, subject to certain customary exceptions.

        The new credit facility contains customary affirmative, financial and negative covenants, including restrictions on our ability to incur additional indebtedness, pay dividends, make acquisitions and divestitures and other restrictions on our activities. The new credit facility is not guaranteed by Steamboat Industries LLC or any of its affiliates, and no covenants or cross-defaults are tied to any indebtedness of Steamboat Industries LLC or any of its affiliates.

Debt Restructuring

        On January 11, 2002, we restructured our publicly issued debt. We exchanged $91.1 million of our outstanding 9 1/4% notes due 2008 for $59.3 million of our newly issued 14% senior subordinated second lien notes due 2006 and shares of our newly issued Series D preferred stock. As part of these transactions, we also received $20.0 million in cash. The cash was used to repay borrowings under our then existing senior credit facility, repurchase shares of existing redeemable Series C preferred stock owned by our parent company and pay expenses incurred in connection with the restructuring transactions.

        In conjunction with the exchange, we repaid $9.5 million of indebtedness under our then existing senior credit facility, paid $2.7 million in accrued interest relating to the $91.1 million of the 9 1/4% notes due 2008 that were tendered, and paid $9.7 million (including $1.3 million capitalized as debt issuance costs related to the senior credit facility) in fees and expenses related to the exchange, which included a $3.0 million transaction advisory fee to AP Holdings, Inc. In addition, we repurchased $1.5 million of redeemable preferred stock held by AP Holdings, Inc. The fees and expenses of $9.7 million related to the exchange and the amended and restated senior credit facility were provided for in the period ended December 31, 2001. (For additional information, please see Note E to our consolidated financial statements included in this prospectus.)

        We continue to explore financing options and our ability to access the capital markets, refinance our existing debt in the open markets, through privately negotiated transactions or tender offers or otherwise to lower the cost of financing, improve our capital structure and grow our business, to the extent permitted by our debt documents. We cannot assure you that we will be successful in any such financing efforts. The new senior credit facility and the 9 1/4% notes contain covenants that limit us from, among other things, incurring additional indebtedness and issuing preferred stock, restrict dividend payments, limit transactions with affiliates and restrict certain other transactions.

Letters of Credit

        As of March 31, 2004, we had $21.4 million in letters of credit outstanding, which constitute a use of our revolving credit facility availability.

        We are required under certain contracts to provide performance bonds. These bonds are typically renewed on an annual basis. The market for performance bonds has been severely impacted by the events of September 11, 2001, corporate bankruptcies and general economic conditions. Consequently, the surety market has contracted and imposed more stringent underwriting requirements. As of March 31, 2004, we provided $5.4 million in letters of credit to collateralize our current performance bond program. We expect that we will have to provide additional collateral to support our performance bond program. While we expect that we will be able to provide sufficient collateral, there can be no assurance that we will be able to do so.

        During the first quarter of 2004, we provided letters of credit totaling $4.0 million to our casualty insurance carrier to collateralize our casualty insurance program.

        During the first quarter of 2003, our casualty insurance carrier returned funds previously held in trust, in the amount of $12.0 million, which was exchanged for a letter of credit in the same amount.

Lease Commitments

        We have lease commitments of $20.5 million for fiscal 2004. The leased properties generate sufficient cash flow to meet the base rent payment.

Guarantor Payments

        Pursuant to our obligations with respect to the parking garage operations at Bradley International Airport, we have guaranteed any revenue shortfall and are required to make certain payments for the benefit of the State of Connecticut and for holders of special facility revenue bonds. We made deficiency payments (net of repayments) of $1.2 million in 2002, $3.3 million in 2003 and $1.2 million in the first quarter of 2004. Although we expect to recover all amounts owed to us, we expect that we will have to make material additional deficiency payments in the near term.

Daily Cash Collections

        As a result of day-to-day activity at our parking locations, we collect significant amounts of cash. Lease contract revenue is generally deposited into our local bank accounts, with a portion remitted to our clients in the form of rental payments according to the terms of the leases. Under management contracts, some clients require us to deposit the daily receipts into one of our local bank accounts, with the cash in excess of our operating expenses and management fees remitted to the clients at negotiated intervals. Other clients require us to deposit the daily receipts into client accounts and the clients then reimburse us for operating expenses and pay our management fee subsequent to month-end. Some clients require a segregated account for the receipts and disbursements at locations. Our working capital and liquidity may be adversely affected if a significant number of our clients require us to deposit all parking revenues into their respective accounts.

        Gross daily collections are collected by us and deposited into banks using one of three methods, which impact our investment in working capital:

  •
  locations with revenues deposited into our bank accounts reduce our investment in working capital,

  •
  locations that have segregated accounts generally require no investment in working capital, and

  •
  accounts where the revenues are deposited into the clients' accounts increase our investment in working capital.

        Our average investment in working capital depends on our contract mix. For example, an increase in contracts that require all cash deposited in our bank accounts reduces our investment in working capital and improves our liquidity. During the first quarter of 2004 and the year 2003, there were no material changes in these types of contracts. In addition, our clients may change the timing of monthly distributions to them and have an estimated distribution occur in the current month. During the first quarter of 2004 and the year 2003, there were no material changes in the timing of current month distributions. In 2002, a change in the timing of monthly distributions resulted in a net reduction of working capital of approximately $2.4 million.

        Our liquidity also fluctuates on an intra-month and intra-year basis depending on the contract mix and timing of significant cash payments, such as our scheduled interest payments on our notes. Additionally, our ability to utilize cash deposited into our local accounts is dependent upon the availability and movement of that cash into our corporate account. For all these reasons, we, from time to time, carry a significant cash balance, while also utilizing our senior credit facility.

Net Cash Provided by Operating Activities

        Net cash provided by operating activities totaled $3.4 million for the first quarter of 2004. Cash provided during the first quarter of 2004 included an increase in accounts payable of $4.9 million which was offset by an increase in accounts receivable of $2.6 million and a decrease in accrued liabilities primarily related to the interest payment of $2.3 million on the senior subordinated notes.

        Net cash provided by operating activities totaled $14.4 million for the first quarter of 2003. Cash provided during the first quarter of 2003 included $12.0 million from the return of funds held in a trust by our casualty insurance carrier, which was exchanged for a letter of credit in the same amount, a decrease in accounts receivable of $2.1 million and an increase in other liabilities of $2.6 million, which were offset by the payment of $2.3 million in interest payments on the senior subordinated notes.

        Net cash provided by operating activities totaled $13.6 million for 2003, compared to $3.7 million for 2002. Cash provided during 2003 included $12.0 million from the return of funds held in a trust by our casualty insurance carrier, which was exchanged for a letter of credit in the same amount, a decrease in accounts receivable of $3.7 million due to improved collection efforts, a decrease in deposits for insurance programs of $2.2 million and an increase of $6.8 million in accrued liabilities primarily related to our casualty insurance program which were offset by interest payments of $10.4 million on the senior subordinated notes and $4.5 million of other interest payments and an increase in long-term receivables of $4.3 million related primarily to guarantor payments on Bradley airport.

        Net cash provided by operating activities totaled $3.7 million for 2002, compared to cash provided of $9.4 million for 2001. Cash provided during 2002 included $7.2 million from a decrease in accounts receivable due to improved collections, the termination of several large airport contracts, and $8.3 million from an increase in accrued liabilities which reflects the receipt of $20.0 million from the exchange reduced by the fees and payments related to the exchange, which were offset by a decrease in accounts payable of $10.2 million and an increase of $6.5 million in other assets, due to an increase in deposits for insurance programs.

Net Cash Used in Investing Activities

        Net cash used in investing activities totaled $0.3 million in the first quarter of 2004. Cash used in investing for 2004 included capital expenditures of $0.2 million for capital investments needed to secure and/or extend leased facilities, investment in information system enhancements and infrastructure and $0.1 million for contingent payments on previously acquired contracts.

        Cash used in investing activities totaled $0.2 million for the first quarter of 2003. Cash used in investing activities for the first quarter of 2003, resulted from capital purchases to secure and/or extend leased facilities and investments in management information system enhancements and contingent purchase payments on previously acquired contracts.

        Net cash used in investing activities totaled $2.5 million in 2003 compared to $2.4 million in 2002. Cash used in investing for 2003 included capital expenditures of $1.8 million for capital investments needed to secure and/or extend leased facilities, investment in information system enhancements and infrastructure and $0.7 million for contingent payments on previously acquired contracts.

        Net cash used in investing activities totaled $2.4 million in 2002, compared to cash used of $2.1 million in 2001. Cash used in investing for 2002 included capital expenditures of $1.8 million for capital investments to secure and/or extend leased facilities, investment in information system enhancements and $0.6 million for contingent purchase payments on previously acquired contracts.

Net Cash Used in Financing Activities

        Net cash used in financing activities totaled $3.9 million in the first quarter of 2004. The 2004 activity included $3.2 million in cash used for payments on the senior credit facility, $0.5 million in cash used for payments on capital leases and $0.2 million for cash used on joint venture and other long-term borrowings.

        Cash used in financing activities totaled $13.4 million in the first quarter of 2003. The 2003 first quarter financing activity included $12.3 million in payments on the senior credit facility, $0.6 million on capital lease payments and $0.3 million in debt issuance costs.

        Net cash used in financing activities totaled $9.2 million in 2003 compared to cash used of $2.8 million in 2002. The 2003 activity included $5.9 million in cash used to repurchase 14% senior subordinated second lien notes, $3.0 million in cash used for debt issuance costs in connection with amendments to our senior credit facility, $2.4 million in cash used for redemption of preferred stock, $2.0 million in cash used for payments on capital leases and $0.7 million for cash used on joint venture borrowings. (See Note F of the Notes to the consolidated financial statements). In addition, we provided funds from increases in borrowings on our senior credit facility of $4.5 million and borrowings of $0.3 million in long-term equipment financing.

        Net cash used in financing activities totaled $2.8 million in 2002, compared to cash used in financing activities of $2.9 million in 2001. The 2002 activity included $2.5 million in cash used for redemption of preferred stock, $1.9 million in cash used for payments on capital leases, $0.9 million in cash used for repayments on joint venture borrowings and $0.4 million in cash used on long-term borrowings and $0.2 million in debt issuance costs in connection with amendments to our senior credit facility. For additional information, please see Note D of the Notes to the consolidated financial statements. In addition, we provided funds from increases in borrowings on our senior credit facility of $3.0 million.

Cash and Cash Equivalents

        We had cash and cash equivalents of $7.7 million at March 31, 2004, compared to $8.5 million at December 31, 2003 and $6.2 million at December 31, 2002.

Other Capital Resources Information

        The January 11, 2002 exchange offer and recapitalization was accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. Under FAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments under the restructured debt are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of any changes are reflected in future periods as a reduction in interest expense. That is, a constant effective interest rate is applied to the carrying amount of the debt between restructuring and maturity. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt.

        In addition, under FAS 15, when a debtor issues a redeemable equity interest in partial satisfaction of debt in conjunction with a modification of terms, the debtor recognizes no gain since the redeemable preferred shares are accounted for in the same manner as debt. Legal fees and other direct costs incurred by a debtor to effect a troubled debt restructuring are expensed as incurred, except for amounts incurred directly in granting an equity interest, if any.

        The accounting for this exchange under FAS 15 was as follows:

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  No gain was recognized by us for the excess of (a) the principal of the new notes over (b) the principal of the registered notes.

  •
  The unrecorded gain, which remains part of the carrying value of the debt, is being amortized as a reduction to future interest expense using an effective interest rate applied to the combined balance of the unregistered and registered notes.

Summary Disclosures About Contractual Obligations and Commercial Commitments

        The following summarizes certain of our contractual obligations at December 31, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
($ in thousands)
Long-term debt(1)	$152,216	$2,786	$98,960	$49,116	$1,354
Operating leases(2)	97,064	20,547	42,411	15,008	19,098
Capital leases(3)	4,783	2,327	2,455	1	—
Other long-term liabilities(4)	19,505	2,909	7,558	2,560	6,478

Total	$273,568	$28,569	$151,384	$66,685	$26,930

(1)
Represents principal amounts, but not interest. See Note F to our consolidated financial statements.

(2)
As described in Note I to our consolidated financial statements.

(3)
Represents minimum future payments. See Note M to our consolidated financial statements.

(4)
Represents deferred compensation, customer deposits, insurance claims and deferred interest on the term loan.

        After this offering, the use of proceeds from the offering, the entering into of our new credit facility and the repayment of our existing senior credit facility, our long-term debt is expected to total approximately $117.3 million, with $2.8 million payable within one year, approximately $5.2 million in one-to-three years, approximately $108.8 million in four-to-five years and approximately $0.5 million after five years.

        There can be no assurance that our cash flow from operations, combined with additional borrowings under the existing senior credit facility, the new credit facility and any future credit facility, will be available in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Critical Accounting Policies

        "Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Accounting estimates are an integral part of the preparation of the financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

        This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment regarding accounting policy. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

Impairment of Long-Lived Assets and Goodwill

        As of March 31, 2004, our net long-lived assets were comprised primarily of $12.3 million of property, equipment and leasehold improvements and $2.6 million of contract and lease rights. In accounting for our long-lived assets, other than goodwill, we apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Beginning January 1, 2002, we account for goodwill and other intangible assets under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." As of March 31, 2004, we had $117.5 million of goodwill.

        The determination and measurement of an impairment loss under these accounting standards require the significant use of judgment and estimates. The determination of fair value of these assets utilizes cash flow projections that assume certain future revenue and cost levels, assumed discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgment and estimation. For the years ended December 31, 2002 and 2003, and the three month period ended March 31, 2004, we were not required to record any impairment charges related to long-lived assets or to goodwill. Future events may indicate differences from our judgments and estimates which could, in turn, result in impairment charges in the future. Future events that may result in impairment charges include increases in interest rates, which would impact discount rates, unfavorable economic conditions or other factors which could decrease revenues and profitability of existing locations and changes in the cost structure of existing facilities. Factors that could potentially have an unfavorable economic effect on our judgments and estimates include, among others: changes imposed by governmental and regulatory agencies, such as property condemnations and assessment of parking-related taxes; construction or other events that could change traffic patterns; and terrorism or other catastrophic events.

Insurance Reserves

        We purchase comprehensive casualty insurance (including, without limitation, general liability, garage-keepers legal liability, worker's compensation and umbrella/excess liability insurance) covering certain claims that occur at parking facilities we lease or manage. Under our various liability and workers' compensation insurance policies, we are obligated to reimburse the insurance carrier for the first $250,000 of any loss. As a result, we are, in effect, self-insured for all claims up to the deductible levels. We also are self-insured for up to $125,000 per year per covered individual in eligible medical expenses incurred by certain employees and family members who receive medical coverage through us. We apply the provisions of SFAS No. 5, "Accounting for Contingencies", in determining the timing and amount of expense recognition associated with claims against us. The expense recognition is based upon our determination of an unfavorable outcome of a claim being deemed as probable and reasonably estimated, as defined in SFAS No. 5. This determination requires the use of judgment in both the estimation of probability and the amount to be recognized as an expense. We utilize historical claims experience along with regular input from third party insurance advisors and actuaries in determining the required level of insurance reserves. Future information regarding historical loss experience may require changes to the level of insurance reserves and could result in increased expense recognition in the future.

Allowance for Doubtful Accounts

        We report accounts receivable, net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. Management reviews the adequacy of its allowance for doubtful accounts on an ongoing basis, using historical collection trends, aging of receivables, and a review of specific accounts, and makes adjustments in the allowance as necessary. Changes in economic conditions or other circumstances could have an impact on the collection of existing receivable balances or future allowance considerations.

Litigation

        We are subject to litigation in the normal course of our business. We apply the provisions of SFAS No. 5, "Accounting for Contingencies," in determining the timing and amount of expense recognition associated with legal claims against us. Management uses guidance from internal and external legal counsel on the potential outcome of litigation in determining the need to record liabilities for potential losses and the disclosure of pending legal claims. See Note K of the notes to consolidated financial statements included in this prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

        Our primary market risk exposure consists of risk related to changes in interest rates. Historically, we have not used derivative financial instruments for speculative or trading purposes.

        Our existing $65.0 million senior credit facility provides for a $33.0 million revolving variable rate senior credit facility and a variable rate $32.0 million term loan. Interest expense on such borrowing is sensitive to changes in the market rate of interest. If we were to borrow the entire $65.0 million available under the facility, a 1% increase in the average market rate would result in an increase in our annual interest expense of approximately $0.7 million.

        Our new $90.0 million senior credit facility is subject to variable interest rates. Interest expense on such borrowing is sensitive to changes in the market rate of interest. If we were to borrow the entire $90.0 million available under the facility, a 1% increase in the average market rate would result in an increase in our annual interest expense of approximately $0.9 million.

        This amount is determined by considering the impact of the hypothetical interest rates on our borrowing cost, but does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Due to the uncertainty of the specific changes and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure.

Foreign Currency Risk

        Our exposure to foreign exchange risk is minimal. All foreign investments are denominated in U.S. dollars, with the exception of Canada. We had approximately $2.1 million and $0.3 million of Canadian dollar denominated cash and debt instruments, respectively, at March 31, 2004. We do not hold any hedging instruments related to foreign currency transactions. We monitor foreign currency positions and may enter into certain hedging instruments in the future should we determine that exposure to foreign exchange risk has increased.

BUSINESS

General

        We are a leading national provider of parking facility management services. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. We manage approximately 1,900 parking facilities, containing over one million parking spaces, in over 275 cities across the United States and Canada. Our diversified client base includes some of the nation's largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers, including properties such as the Arco Tower in Los Angeles, the Four Seasons Hotel in Chicago, the Harvard Medical School in Boston, the Nationwide Arena in Columbus and Westfield Shoppingtown Century City in Los Angeles. In addition, we manage 122 parking-related and shuttle bus operations serving 64 airports, including Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport.

        During our 75 years in business, we have focused on providing our clients with superior management services and amenities to attract parking customers. We believe that our management services, coupled with a leading position in our core markets, help to maximize profitability per parking facility for both us and our clients. We believe that we have created our leading position by providing:

  •
  Ambiance in Parking®, an approach to parking that includes on-site, value-added services and amenities;

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  service enhancing information technology, including ClientViewSM, a proprietary client reporting system that allows us to provide our clients with on-line access to site-level financial and operating information;

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  comprehensive training programs for on-site employees, including our web-based Standard University® training programs for management-level personnel, that promote customer service and client retention; and

  •
  an internal audit and contract compliance group to monitor cash and operational controls.

        We believe that these services distinguish us from our competitors and contribute to our high retention rate, which averaged 90% for the three year period ended March 31, 2004, which statistic also reflects the impact of our decision not to renew, or to terminate, unprofitable contracts.

        We do not own any parking facilities and, as a result, we assume few of the risks of real estate ownership. We operate our clients' parking properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenues and expenses under a standard management contract flow through to our client rather than to us. Under lease arrangements, we generally pay either a fixed annual rent, a percentage of adjusted gross customer collections, or a combination thereof to the property owner. We collect all revenues under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. As of March 31, 2004, we operated 84% of our locations under management contracts and 16% under leases.

        We also provide a range of ancillary services to satisfy client needs such as municipal meter collection and valet parking.

Industry Overview

General

        The International Parking Institute, a trade organization of parking professionals, estimates that as of December 2002 (the latest year for which numbers are available) there were approximately 40,000 parking facilities in the United States generating over $29.0 billion in gross customer collections per year. Industry participants, the vast majority of which are privately held companies, consist of relatively few nationwide companies and hundreds of small regional or local operators, including a substantial number of companies that provide parking as an ancillary service in connection with property management or ownership. The parking industry from time to time experiences consolidation as smaller operators find that they lack the financial resources, economies of scale and management techniques required to compete with larger providers. We expect this trend will continue and provide larger parking management companies with opportunities to win business and acquire smaller operators.

Operating Arrangements

        Parking facilities operate under three general types of arrangements: management contracts, leases and ownership. The general terms and benefits of these three types of arrangements are as follows:

        Management Contracts.    Under a management contract, the facility manager generally receives a base monthly fee for managing the facility and may also receive an incentive fee based on the achievement of facility performance objectives. Facility managers generally charge fees for various ancillary services such as accounting, equipment leasing and consulting. Responsibilities under a management contract include hiring, training and staffing parking personnel, and providing revenue collection, accounting, record-keeping, insurance and facility marketing services. In general, under a management contract, the facility manager is not responsible for structural or mechanical repairs, and typically is not responsible for providing security or guard services. Under typical management contracts, the facility owner is responsible for operating expenses such as taxes, license and permit fees, insurance premiums, payroll and accounts receivable processing and wages of personnel assigned to the facility. However, some management contracts, which are referred to as "reverse" management contracts, usually provide for larger management fees and require the facility manager to pay certain of these costs. Generally under management contracts, the facility owner is responsible for non-routine maintenance, repair costs and capital improvements. Management contracts are typically for a term of one to three years, though the client often reserves the right to terminate, without cause, on 30 days' notice, and may contain a renewal clause.

        Leases.    Under a lease arrangement, the parking facility operator generally pays to the property owner either a fixed annual rent, a percentage of facility revenues, or a combination thereof. The parking facility operator collects all revenues and is responsible for most operating expenses, but is typically not responsible for major maintenance, capital expenditures or real estate taxes. In contrast to management contracts, leases are typically for terms of three to ten years, often contain a renewal term, and provide for a fixed payment to the facility owner regardless of the facility's operating earnings. However, many of these leases may be cancelled by the client for various reasons, including development of the real estate for other uses. Some are cancelable by the client on as little as 30 days' notice without cause. Leased facilities generally require a longer commitment and a larger capital investment by the parking facility operator than do managed facilities.

        Ownership.    Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment and greater potential risks and rewards than managed or leased facilities. All owned facility revenues flow directly to the owner, and the owner has the potential to realize benefits of appreciation in the value of the underlying real estate. The owner of a parking facility is responsible for all obligations related to the property, including all structural, mechanical and electrical maintenance and repairs and property taxes. Due to the high cost of real estate in many major urban markets, ownership of parking facilities usually requires large capital investments.

Industry Growth Dynamics

        A number of opportunities for growth exist for larger parking facility operators, including the following:

        Growth of Large Property Managers, Owners and Developers.    Over the past several years, there has been a substantial increase in the number of national property managers, owners and developers with multiple locations. Sophisticated property owners consider parking a profit center that experienced parking facility management companies can maximize. This dynamic favors larger parking service providers that can provide specialized, value-added professional services with nationwide coverage. In order to streamline their business, many of these large national property managers, owners and developers have reduced the number of suppliers with which they conduct business.

        Increased Outsourcing of Parking Management and Related Services.    Growth in the parking management industry has resulted from a continuing trend by parking facility owners to outsource the management of their parking and related operations to independent operators. We believe that entities such as large property management managers, owners and developers as well as cities, municipal authorities, hospitals and universities will increasingly retain parking management companies to operate facilities and provide related services in an effort to focus on their core competencies, reduce operating budgets and increase profitability and efficiency. We believe this trend is expanding to include outsourcing of shuttle bus operations, municipal meter collection and valet parking.

        Industry Consolidation.    The parking management industry is highly fragmented, with hundreds of small regional or local operators. We believe national parking facility managers have a competitive advantage over local and regional operators by reason of their:

  •
  broad product and service offerings;

  •
  relationships with large, national property managers, developers and owners;

  •
  efficient cost structure due to economies of scale; and

  •
  financial resources to invest in infrastructure and information systems.

Competitive Strengths

        We are committed to providing sophisticated service offerings, a high level of service and comprehensive parking management solutions to maintain our position as a leading parking management service provider in North America. We believe that the following factors have been critical to our success:

        Leadership in Core Markets.    We have a leading market presence in many major cities and airports. We consider our core urban markets to be those cities where we have a leading presence (as measured by number of locations), realize economies of scale, and have depth of management and a detailed knowledge of local markets. Because of the scale of our operations, we are able to spread administrative overhead costs across a large number of parking locations in a single market and generate higher average profitability per location in our core markets. We have also developed a particular expertise in providing parking and parking related services to the airport market, where we are the largest provider of parking services (as measured by number of locations). We consider our airports to be a core market as well. In our core markets we believe we compete more effectively for new business and are better able to retain existing locations. We believe that we are one of the leading providers (as measured by number of locations) within all of our core markets.

        Diverse Client Base.    We have a diverse client base, which enables us to mitigate the risk of a downturn in particular locations or markets while providing us with the ability to take advantage of growth opportunities in any of the markets we serve. Our client base is diversified across geography, number of clients and types of clients.

  •
  Geography. We manage parking facilities in over 275 cities across 42 states and the District of Columbia in the United States and three provinces in Canada. Our core markets are Boston, Chicago, Cleveland, Columbus, Honolulu, Houston, Kansas City, Los Angeles, Minneapolis, New Orleans, Richmond, Toronto, Washington, D.C./Baltimore and our airport locations.

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  Number of clients. We provide services at approximately 1,900 locations. No single client represented more than 6.2% of revenue or more than 3.2% of gross profit for the three months ended March 31, 2004, and no single client represented more than 6.6% of revenue or more than 3.0% of gross profit for the year ended December 31, 2003.

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  Types of clients. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. Our diversified client base includes some of the nation's largest public and private owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special events complexes, universities, hotels, hospitals and medical centers and many of the major airports in North America.

        Consistent, High Level Service Offering.    Our ability to provide a uniformly high level of parking and related services is valued by our clients, who recognize that the parking experience often makes both the first and last impressions on their properties' tenants and visitors. Our clients therefore seek to offer the highest possible parking service levels as a means of distinguishing their properties from competing properties. Moreover, for those clients that provide parking as an ancillary service to other core service offerings (such as airports, hotels and sports and special event arenas), we are able to provide venue-specific solutions that improve the profitability of the parking operations. Our ability to consistently deliver these and related services improves our ability to win contracts at premier locations, retain existing locations and, therefore, improve our profitability. We offer our clients expertise in: cash management and payroll processing; budgeting; marketing and pricing strategies; facility and traffic flow functionality; parking equipment technology; and monthly reporting. Our goal is to provide parking facilities that are clean and well-lit, with crisp graphics and signage and a professional, courteous and well-dressed staff. Our employees undergo a concentrated training program that focuses on the delivery of professional services to our clients and their customers on a consistently high level. We also offer our clients a comprehensive package of on-site parking services and amenities tailored to the customer's requirements, including a patented musical theme floor reminder system with distinctive signage, a traffic information system, valet parking, car washing, complimentary audio tapes and video tapes, and vehicle repair as part of our Ambiance in Parking® approach. We believe our clients value our broad suite of services for its positive impact on their customers' overall satisfaction.

        Strong Client Base and High Contract Retention.    Our client base includes: Brookfield Properties Corporation, CB Richard Ellis, Crescent Real Estate Equities Company, Equity Office Properties, Grubb & Ellis, Jones Lang LaSalle, the City of Miami Beach and the City of New Orleans. Our client base also includes many of the major airports in North America, such as Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport. Our track record in retaining locations has averaged 90% during the three year period ended March 31, 2004, which statistic also reflects the impact of our decision not to renew, or to terminate, unprofitable contracts.

        Focus on Low Risk Contracts.    Management contracts typically generate a fixed base management fee that is not dependent upon the operating performance of the location and, as a result, limits our exposure to adverse economic conditions and other occurrences, such as the events of September 11, 2001. Given this dynamic, we have made a strategic decision to focus on securing business primarily through management contracts and not through ownership of parking facilities. When we enter into leases, we seek to negotiate low minimum rental commitments and often structure a variable component into the contract to mitigate lower revenues from economic downturns. We will continue to balance our objective of entering into lower risk parking services contracts that provide a stable revenue stream with entering into contracts that provide upside potential and opportunities for growth. In addition to adding new management contracts and leases, we intend to continue to strengthen our contract portfolio through the elimination of underperforming locations, which will further enhance our profitability. Under both management contracts and leases, we are not typically responsible for capital improvements and, as such, these agreements limit our capital expenditure requirements relative to our competitors that own properties. As of March 31, 2004, we operated 84% of our locations under management contracts and 16% under leases.

        Experienced Executive Management Team.    Our executive management team of eight individuals has an average of 20 years experience in the parking industry, including an average of 17 years with us or our acquired companies. We adopted a long-term incentive plan to motivate and retain our top executives.

Growth Strategy

        We believe we are well positioned to pursue the following growth strategies:

        Grow Contract Portfolio Within Our Core Markets.    Our strategy is to increase our presence and profitability in our core markets by continuing to provide sophisticated parking services and by capitalizing on our economies of scale and operating efficiency. This concentration of locations gives us the ability to spread administrative overhead costs across a large number of parking facilities in a single market. We plan to continue to maximize our premium service, local market knowledge and management infrastructure to retain existing locations and compete aggressively for new business in these core markets. We regularly review potential acquisition opportunities to increase our position in our core markets.

        Enhance Client Relationships Through Additional Services.    We believe we can deepen our relationships with existing clients and attract new clients by continuing to offer additional services that complement our parking expertise, such as shuttle bus, taxi-dispatch, municipal meter collection, and valet-parking services. By offering these services to our clients, we increase our revenues and gross profit per location and strengthen our client relationships, which should enhance our ability to win new contracts and increase our retention rate.

        Develop New Market Opportunities.    We believe that a significant opportunity exists for us to expand our presence in markets such as university campus parking and hospital parking. In addition to our long-standing relationships with Harvard Medical School, Northwestern University and Northwestern Memorial Hospital, we have expanded our presence in these markets with the recent addition of parking services at Montclair State University and the Louisiana State University Medical Center. In addition to expanded growth opportunities in the hospital and university markets, we see significant potential within the municipal on-street market, including enforcement services. We currently provide exclusive meter collection and management services for the City of Miami Beach, Florida, and we were recently awarded an exclusive contract to provide meter collection and management services for the City of Fort Myers, Florida.

        Develop New Core Markets.    We believe that numerous opportunities for growth are available by developing new core markets either through new contracts, acquisitions, alliances or partnerships. Our clients generally have a presence in a variety of urban markets where they seek to outsource the management of their parking facilities to a national parking service provider that can assist them in maximizing parking-related profit. One of our strategies is to grow our client relationships to facilitate the addition of new locations and our strategic identification and development of new geographic markets.

Services

        As a professional parking management company, we provide a comprehensive, turn-key package of parking services to our clients. Under a typical management contract structure, we are responsible for providing and supervising all personnel necessary to facilitate daily parking operations including cashiers, porters, valet attendants, managers, bookkeepers, and a variety of maintenance, marketing, customer service, and accounting and revenue control functions. By way of example, our typical day-to-day operating duties, whether performed using our own personnel or subcontracted vendors, include:

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  Collection and deposit of daily and monthly parking revenues from all parking customers.

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  Daily housekeeping to maintain the facility in a clean and orderly manner.

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  Restriping of the parking stalls as necessary.

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  Routine maintenance of parking equipment (e.g., ticket dispensing machines, parking gate arms, fee computers).

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  Marketing efforts designed to maximize gross parking revenues.

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  Delivery of courteous and professional customer relations.

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  Painting of walkways, curbs, ceilings, walls or other facility surfaces.

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  Snow removal from sidewalks and driveways.

        The scope of our management services typically also includes a number of functions that support the basic daily facility operations, such as:

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  Preparation of an annual operating budget reflecting our estimates of the annual gross parking revenues that the facility will generate from its parking customers, as well as the costs and expenses to be incurred in connection with the facility's operation.

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  Evaluation and analysis of, and consultation with our clients with respect to, price structures that will optimize our clients' revenue objectives. In doing so, we use our proprietary ParkStat® software tool. By automatically polling information from on-site collection devices, ParkStat® uses location-specific information to calculate the impact of pricing alternatives, optimize staffing levels, improve forecasting and assist in long-range planning.

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  Consultation with our clients regarding which of our menu of customer amenities are appropriate and/or desirable for implementation at the clients' parking facility.

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  Implementation of a wide range of operational and revenue control processes and procedures, including internal audit procedures, designed to maximize and protect the facility's parking revenues. Compliance with our mandated processes and procedures is supervised by a dedicated 15 person internal audit and contract compliance group.

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  Consultation with our clients regarding any recommended modifications in facility design or traffic flow, or the installation of new or updated parking equipment, designed both to enhance the ease and convenience of the parking experience for the parking customers and to maximize facility profitability.

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  Monthly reporting to our clients regarding the facility's operating results. For those clients who wish to directly access their financial reporting information on-line, we offer the use of our proprietary ClientViewSM client reporting system, which provides on-line access to site-level financial and operating information.

Ancillary Services

        Beyond the conventional parking facility management services described above, we also offer an expanded range of ancillary services. For example:

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  At various airports throughout the United States, we provide shuttle bus vehicles and the drivers to operate them in support of on-airport car rental operations as well as private off-airport parking locations.

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  At certain airports, we provide ancillary ground transportation services, such as taxi and livery dispatch services, as well as concierge-type ground transportation information and support services for arriving passengers.

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  For municipalities, we provide basic shuttle bus services, on-street parking meter collection and other forms of parking enforcement services.

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  Within the medical center and hospital market, we provide valet parking and shuttle bus services.

Amenities and Customer Service Programs

        We offer a comprehensive package of amenity and customer service programs, branded as Ambiance in Parking®, that can be provided to our customers, many at nominal or no cost to the client. These programs not only make the parking experience more enjoyable, but also convey a sense of the client's sensitivity to and appreciation of the needs of its parking customers. In doing so, we believe the programs serve to enhance the value of the parking properties themselves.

        Patented Musical Theme Floor Reminder System.    Our patented musical theme floor reminder system is designed to help customers remember the garage level on which they parked. A different song is played on each floor of the parking garage. Each floor also displays distinctive signage and graphics that correspond with the floor's theme. For example, in one parking facility with U.S. cities as a theme, songs played include "I Left My Heart in San Francisco" on one floor and "New York, New York" on a different floor. Other parking facilities have themes such as college fight songs, Broadway musicals, classic movies and professional sports teams.

        Books-To-Go® Audiotape Library.    Monthly customers can borrow—free of charge—audio tapes to which they can listen as they drive to and from work. A wide selection of fiction, non-fiction and business titles is maintained in the facility office.

        Films-To-Go® Videotape Library.    This amenity builds on the success of our popular Books-To-Go® program. Videotapes of many popular movie titles are stocked in the parking facility office and made available free of charge to monthly customers. The movie selections are updated on a regular basis.

        Little Parkers® Child-Friendly Facilities.    This amenity creates a family atmosphere at the parking facility. Customers may use baby changing stations installed in the public restrooms. Kids appreciate the distribution of free toys such as bubble bottles, coloring books and stuffed animals.

        Complimentary Driver Assistance Services.    Parking facility attendants provide a wide range of complimentary services to customers with car problems. Assistance can include charging weak batteries, inflating/changing tires, cleaning windshields and refilling windshield washer fluid. Attendants also can help customers locate their vehicles and escort them to their cars.

        Standard Road AssistSM Emergency Services.    Parking customers experiencing vehicle problems beyond weak batteries and low tire pressure call our toll-free number to receive, on a pay-per-use basis, a basic package of emergency services, including towing up to five miles, jump starting, flat tire changing, fuel delivery, extracting a vehicle from the side of the road and lock-out service. The emergency services are provided at the parking facility or anywhere on the road.

        CarCareSM Maintenance Services. A car service vendor will pick-up a customer's car from the parking facility, contact the customer with an estimate, service the car during normal working hours and return it to the facility before the end of the business day.

        ParkNet® Traffic Information System.    The system provides customers with continuously updated traffic reports on a site-specific basis so that drivers can learn not only about traffic conditions on the area highways, but also about conditions in the immediate vicinity of the parking facility.

        Automated Teller Machines.    On-site ATM machines provide customers access to cash from bankcards and credit cards. We arrange for the installation of the machine, operated and maintained by an outside vendor. The parking facility realizes supplemental income from a fixed monthly rent and a share of usage transaction fees.

        Complimentary Courtesy Umbrellas and Flashlights.    Courtesy umbrellas are loaned to customers on rainy days. A similar lending program can be implemented to provide flashlights in emergency situations or power outages.

        Car Washing, Detailing and Windshield Cleaning.    We typically are able to arrange for car wash and/or detailing services to be provided at our facilities during the business day, either by our own staff or through a contracted vendor. Moreover, during non-peak times our attendants periodically clean windshields and headlamps, leaving a note on the windshield to advise the customer of this complimentary service that the property owner has provided.

        Complimentary Services/Customer Appreciation Days.    Our clients select from a variety of complimentary services that we provide as a special way of saying "thank you" to our parking customers. Depending on client preferences, coffee, donuts and/or newspapers occasionally are provided to customers during the morning rush hour. On certain holidays, candy, with wrappers that can be customized with the facility logo, can be distributed to customers as they exit. We also can distribute personalized promotional items, such as ice scrapers and key-chains.

Business Development

        Our efforts to attract new clients are primarily concentrated in and coordinated by a dedicated business development group, currently composed of 16 individuals, whose background and expertise is in the field of sales and marketing, and whose financial compensation is determined to a significant extent by their business development success. This business development group is responsible for forecasting sales, maintaining a pipeline of prospective and existing clients, initiating contacts with such clients, and then following through to coordinate meetings involving those clients and the appropriate members of our operations hierarchy. By concentrating our sales efforts through this dedicated group, we enable our operations personnel to focus on achieving excellence in our parking facility operations and maximizing our clients' parking profits and our own profitability.

        We also place a specific focus on marketing and client relationship efforts that pertain to those clients having a large regional or national presence. Accordingly, we assign a dedicated executive to those clients to address any existing portfolio issues, as well as to reinforce existing—and develop new—account relationships and to take any other action that may further our business development interests.

Operations

        We maintain regional and city offices throughout the United States and Canada in order to support our approximately 11,680 employees and approximately 1,900 parking facility operations. These offices serve as the central bases through which we provide the employees to staff our parking facilities as well as the on-site and support management staff to oversee those operations. Our administrative staff accountants are based in those same offices and facilitate the efficient, accurate and timely production and delivery to our clients of our monthly reports. Having these all-inclusive operations and accounting teams located in regional and city offices throughout the United States and Canada allows us to add new locations quickly and in a cost-efficient manner. To facilitate the training of our facility personnel throughout the country, we have separate, dedicated trainers for each of the West, Central and East operating divisions.

        Our overall basic corporate functions in the areas of finance, human resources, risk management, legal, purchasing and procurement, general administration, strategy and information and technology, are based in our Chicago corporate office. The Chicago corporate office also supports and promotes consistency throughout our field operations by developing and administering our operational, financial and administrative policies, practices and procedures.

Clients and Properties

        Our client base includes a diverse cross-section of public and private owners, developers and managers of real estate. A list of some of our clients, and the types of properties for which we operate their parking, include:

Client / Property	City, State / Province	Property Type
American Museum of Natural History	New York, New York	Museum
Brookfield Properties Corporation	Boston, Massachusetts Calgary, Alberta Denver, Colorado Minneapolis, Minnesota Toronto, Ontario Vancouver, British Columbia	Office
Chicago O'Hare International and Chicago Midway Airports	Chicago, Illinois	Airport
City of Phoenix	Phoenix, Arizona	Municipal / special event
Cleveland Clinic Foundation	Cleveland, Ohio	Medical center
Crescent Real Estate Equities Company	Austin, Texas Houston, Texas Miami, Florida	Office
Four Seasons Hotel	Chicago, Illinois	Hotel
Hartford Bradley International Airport	Hartford, Connecticut	Airport
Harvard Medical School	Boston, Massachusetts	University / medical
JMB Real Estate Corporation	Chicago, Illinois Houston, Texas Los Angeles, California	Office
Nationwide Arena	Columbus, Ohio	Special event
Sacramento Airport	Sacramento, California	Airport / consolidated car rental shuttle
Washington Mutual, Inc.	Los Angeles, California San Francisco, California	Retail
Westfield Properties Shoppingtowns	Los Angeles, California	Retail

        No single client represented more than 6.2% of revenue or more than 3.2% of our gross profit for the three months ended March 31, 2004, and no single client represented more than 6.6% of revenue or more than 3.0% of our gross profit for the year ended December 31, 2003. For the three year period ended March 31, 2004, we retained an average of 90% of our locations, a statistic that also reflects the effect of our decisions not to renew, or to terminate, unprofitable contracts.

Parking Facilities

        We operate parking facilities in 42 states and the District of Columbia in the United States and three provinces of Canada. We do not currently own any parking facilities. The following table summarizes certain information regarding our facilities as of March 31, 2004:

		# of Locations			# of Spaces
States/Provinces	Airports and Urban Cities
		Airport	Urban	Total	Airport	Urban	Total
Alabama	Airports	3	—	3	1,430	—	1,430
Alaska	Airports	2	—	2	3,200	—	3,200
Alberta	Calgary and Edmonton	—	16	16	—	6,508	6,508
Arizona	Phoenix	—	26	26	—	19,928	19,928
British Columbia	Richmond, Vancouver, Victoria and Whistler	—	30	30	—	3,297	3,327
California	Airports, Los Angeles, Long Beach, Sacramento, San Diego, San Francisco and San Jose	9	520	529	23,761	162,253	186,014
Colorado	Airports, Colorado Springs and Denver	3	26	29	14,002	12,097	26,099
Connecticut	Airports	9	—	9	8,500	—	8,500
Delaware	Wilmington	—	1	1	—	473	473
District of Columbia	Washington, DC	—	54	54	—	18,841	18,841
Florida	Airports, Miami, Miami Beach, Orlando and Pensacola	6	78	84	4,238	35,350	39,588
Georgia	Airports and Atlanta	2	18	20	2,177	17,369	19,546
Hawaii	Airports and Honolulu	4	43	47	2,777	17,467	20,244
Idaho	Airport	1	—	1	372	—	372
Illinois	Airports and Chicago	11	192	203	30,540	103,111	133,651
Indiana	Airport, Indianapolis and Fort Wayne	1	5	6	1,234	2,700	3,934
Iowa	Airports and Des Moines	2	2	4	3,487	6,600	10,087
Kansas	Topeka, Wichita and Bonner Springs	—	8	8	—	19,456	19,456
Kentucky	Louisville	—	8	8	—	4,792	4,792
Louisiana	Airport and New Orleans	1	48	49	1,302	17,695	18,997
Maine	Airports and Portland	3	1	4	1,660	528	2,188
Maryland	Baltimore, Bethesda and Towson	—	18	18	—	5,268	5,268
Massachusetts	Boston, Cambridge and Worcester	—	117	117	—	45,321	45,321
Michigan	Airports and Detroit	7	5	12	6,885	3,993	10,878
Minnesota	Airports, Minneapolis and St. Paul	8	36	44	21,501	15,055	36,556
Missouri	Airports and Kansas City	7	87	94	16,683	22,443	39,126
Montana	Airports	8	—	8	4,169	—	4,169
Nebraska	Airports	2	—	2	1,307	—	1,307
Nevada	Las Vegas and Reno	—	10	10	—	3,026	3,026
New Jersey	Upper Montclair	—	1	1	—	3,402	3,402
New Mexico	Airport	1	—	1	—	—	—
New York	Airports, Buffalo, New York and Rochester	6	44	50	8,027	14,882	22,909
North Carolina	Charlotte	—	1	1	—	818	818
North Dakota	Airports	2	—	2	1,415	—	1,415
Ohio	Airports, Akron, Cleveland, Cincinnati, Columbus and Toledo	6	110	116	9,373	103,664	113,037
Ontario	Airport, North York, Scarborough and Toronto	1	43	44	3,140	33,868	37,008
Oregon	Airports	3	—	3	2,231	—	2,231
Pennsylvania	Airports	3	—	3	2,031	—	2,031
Rhode Island	Providence	—	2	2	—	4,845	4,845
South Dakota	Airports	2	—	2	1,508	—	1,508
Tennessee	Airports, Memphis and Nashville	2	19	21	649	35,231	35,880
Texas	Airports, Dallas, Fort Worth and Houston	3	93	96	2,844	77,673	80,517
Utah	Salt Lake City	—	2	2	—	5,780	5,780
Virginia	Alexandria, Richmond and Virginia Beach	—	93	93	—	29,859	29,859
Washington	Airports and Seattle	2	9	11	822	3,551	4,373
Wisconsin	Airports and Milwaukee	2	11	13	343	1,688	2,031

	Totals	122	1,777	1,899	181,608	858,832	1,040,440

        We have interests in 13 joint ventures, each of which operates between one and three parking facilities. We are the general partner of seven limited partnerships, each of which operates between one and twelve parking facilities. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Operating Facilities."

Information Technology

        We believe that automation and technology can enhance customer convenience, lower labor costs, improve cash management and increase overall profitability. We have been a leader in the field of introducing automation and technology to the parking business and we were among the first to adopt electronic fund transfer (EFT) payment options, pay-on-foot (ATM) technology and bar code decal technology.

        To promote internal efficiency, we have created advanced information systems that connect local offices across the country to our corporate headquarters. These systems support accounting, financial management and reporting practices, general operating procedures, training, employment policies, cash controls and marketing procedures. Our commitment to the application of technology in the parking management business has resulted in the creation of two proprietary products, ClientViewSM and ParkStat®. ClientViewSM is an Internet based system that gives our clients the flexibility and convenience to access and download their monthly financials and detailed back-up reports. ParkStat® enhances the performance of the parking facility by using location-specific information to assess the impact of pricing alterations, optimize staffing levels, improve forecasting and assist in long-range planning. We believe that our standardized processes and controls enhance our ability to successfully add new locations and expand our operations into new markets.

Employees

        As of March 31, 2004, we employed approximately 11,680 individuals, including approximately 6,850 full-time and 4,830 part-time employees. Approximately 25% of our employees are covered by collective bargaining agreements. No single collective bargaining agreement covers a material number of employees. We believe that our employee relations are good.

Insurance

        We purchase comprehensive liability insurance covering certain claims that occur at parking facilities we lease or manage. The primary amount of such coverage is $2.0 million per occurrence and $2.0 million in the aggregate per facility. In addition, we purchase umbrella/excess liability coverage. Under our various liability and workers' compensation insurance policies, we are obligated to reimburse the insurance carrier for the first $250,000 of any loss. As a result, we are, in effect, self-insured for all claims up to the deductible levels. We utilize a third-party administrator to process and pay claims. We also purchase group health insurance with respect to eligible full-time employees and family members, whether such employees work at leased or managed facilities, and are self-insured for up to $125,000 per year per covered individual in eligible incurred medical expenses. We purchase workers' compensation insurance for all eligible employees. We believe that our insurance coverage is adequate and is consistent with industry practice.

        Because of the size of the operations covered and our claims experience, we purchase insurance policies at prices that we believe represent a discount to the prices that would typically be charged to parking facility owners on a stand-alone basis. Pursuant to our management contracts, we charge to our clients an allocated portion of our insurance costs and charges at rates we believe are competitive. Our clients have the option of purchasing their own liability insurance policies, provided that we are named as an additional insured pursuant to an additional insured endorsement; however, many of our clients historically have chosen to purchase such insurance through us. A material reduction or increase in the amount of insurance purchased through us could have a material effect on our operating income. In addition, a material change in insurance costs due to a change in the number of claims, claims costs or premiums paid by us could have a material effect on our operating income. With respect to our management contract locations, it has been our practice to recover our costs through the rates we charge our clients for insurance. In addition, we have taken steps to control our insurance costs and losses, including the implementation of various measures and safety and incentive programs.

Competition

        The parking industry is fragmented and highly competitive, with limited barriers to entry. We face direct competition for additional facilities to manage or lease, while our facilities themselves compete with nearby facilities for our parking customers and in the labor market generally for qualified employees. Moreover, the construction of new parking facilities near our existing facilities can adversely affect our business. We are one of four national parking management companies, with the others being Ampco System Parking, Central Parking Corporation and Imperial Parking Corporation. We also face competition from numerous smaller, locally owned independent parking operators, as well as from developers, hotels, national financial services companies and other institutions that manage both their own parking facilities as well as facilities owned by others. Many municipalities and other governmental entities also operate their own parking facilities, potentially eliminating those facilities as management or lease opportunities for us. Some of our present and potential competitors have or may obtain greater financial and marketing resources than us, which may negatively impact our ability to retain existing contracts and gain new contracts.

        We face significant competition in our efforts to provide ancillary services such as shuttle bus services and on-street parking enforcement. Several large companies compete in these markets. These large companies may have greater financial and marketing resources than we do, which may negatively impact our ability to compete against them.

Regulation

        Regulations by the Federal Aviation Administration may affect our business. The FAA generally prohibits parking within 300 feet of airport terminals during times of heightened alert. While we believe that existing regulations or the present heightened security alerts at airports may be relaxed in the future, the existing 300 feet rule and new regulations may nevertheless prevent us from using a number of existing spaces. Reductions in the number of parking spaces may reduce our gross profit and cash flow for both our leased facilities and those facilities we operate under management contracts.

        Our business is not otherwise substantially affected by direct governmental regulation, although both municipal and state authorities sometimes directly regulate parking facilities. We are affected by laws and regulations (such as zoning ordinances) that are common to any business that deals with real estate and by regulations (such as labor and tax laws) that affect companies with a large number of employees. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit. For example, a Los Angeles, California law prohibits employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact our business.

        We collect and remit sales/parking taxes and file tax returns for and on behalf of us and our clients. We are affected by laws and regulations that may impose a direct assessment on us for failure to remit sales/parking taxes or to file tax returns for ourselves and on behalf of our clients.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the operation of parking facilities, we may be potentially liable for any such costs. Although we are currently not aware of any material environmental claims pending or threatened against us or any of the parking facilities which we operate, there can be no assurance that a material environmental claim will not be asserted against us or against the parking facilities which we operate. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse affect on our financial condition or results of operations.

        Various other governmental regulations affect our operation of parking facilities, both directly and indirectly, including the ADA. Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. For example, the ADA requires parking facilities to include handicapped spaces, headroom for wheelchair vans, attendants' booths that accommodate wheelchairs and elevators that are operable by disabled persons. When negotiating management contracts and leases with clients, we generally require that the property owner contractually assume responsibility for any ADA liability in connection with the property. There can be no assurance, however, that the property owner has assumed such liability for any given property and there can be no assurance that we would not be held liable despite assumption of responsibility for such liability by the property owner. Management believes that the parking facilities we operate are in substantial compliance with ADA requirements.

Intellectual Property

        Standard Parking® and the Standard Parking logo are service marks registered with the United States Patent and Trademark Office. In addition, we have registered the names and, as applicable, the logos of all of our material subsidiaries and divisions as service marks with the United States Patent and Trademark Office or the equivalent state registry, including the right to the exclusive use of the name Central Park in the Chicago metropolitan area. We have also obtained a United States patent, U.S. Pat. No. 4,674,937, for our Multi-Level Vehicle Parking Facility (the musical Theme Floor Reminder System), which expires in 2005, and trademark registrations for our proprietary parker programs, such as Books-to-Go®, Films-To-Go®, Little Parkers® and Ambiance in Parking® and our comprehensive training program, Standard University®. We have also registered the copyright rights in our proprietary software, such as ClientViewSM, Hand Held ProgramSM, License Plate Inventory ProgramsSM, ParkNet® and ParkStat® with the United States Copyright Office.

Office Leases

        We lease approximately 24,000 square feet of office space for our corporate offices in Chicago, Illinois. The lease expires in 2013. The lease includes expansion options for up to 6,000 additional square feet of space, and we have a right of first opportunity on an additional 4,000 square feet. We believe that the leased facility, together with our expansion options, is adequate to meet current and foreseeable future needs.

        We also lease regional offices. These lease agreements generally include renewal and expansion options, and we believe that these facilities are adequate to meet our current and foreseeable future needs.

Legal Proceedings

        We are subject to various claims and legal proceedings that consist principally of lease and contract disputes. We consider these claims and legal proceedings to be routine and incidental to our business, and in the opinion of management, the ultimate liability with respect to these proceedings and claims will not materially affect our financial position, operations or liquidity.

MANAGEMENT

Directors, Director Nominees and Executive Officers

        The following table sets forth certain information with respect to each person who is one of our executive officers, directors or director nominees as of April 30, 2004:

Name	Age	Position
John V. Holten	47	Director and Chairman
James A. Wilhelm	50	Director, President and Chief Executive Officer
Herbert W. Anderson, Jr.	45	Executive Vice President, Operations
G. Marc Baumann	48	Executive Vice President, Chief Financial Officer, and Treasurer
Gunnar E. Klintberg	55	Director and Vice President
John Ricchiuto	47	Executive Vice President, Operations
Robert N. Sacks	51	Executive Vice President, General Counsel and Secretary
Edward E. Simmons	54	Executive Vice President, Operations
Steven A. Warshauer	49	Executive Vice President, Operations
Michael K. Wolf	54	Executive Vice President, Chief Administrative Officer and Associate General Counsel
Charles L. Biggs	63	Director (nominee)
Karen M. Garrison	55	Director (nominee)
Leif F. Onarheim	69	Director (nominee)
A. Petter Østberg	42	Director (nominee)
Robert S. Roath	61	Director (nominee)

        John V. Holten.    Mr. Holten has served as a director and our chairman of the board of directors since March 30, 1998 when we consummated our combination with the Standard Companies. Mr. Holten is the manager of Steamboat Industries LLC, which, together with its wholly-owned subsidiary Steamboat Industries N.V., will be our majority stockholder, since its formation in May 2004. Mr. Holten has also served as a director and chairman of the board of directors of AP Holdings, Inc. since April 14, 1989. Mr. Holten is the chairman and chief executive officer of Steamboat Holdings, Inc., the parent company of AP Holdings, Inc. Mr. Holten has also served as the chairman and chief executive officer of Holberg Industries, Inc. since 1989. Holberg Industries, Inc. was our indirect parent until March 5, 2001. Mr. Holten was chairman and chief executive officer as well as a director of each of NEBCO Evans Holding Company and AmeriServe Food Distribution, Inc., each of which filed for bankruptcy on or about January 31, 2000. Mr. Holten received his M.B.A. degree from Harvard University in 1982 and graduated from the Norwegian School of Economics and Business Administration in 1980.

        James A. Wilhelm.    Mr. Wilhelm has served as our president since September 2000 and as our chief executive officer and a director since October 2001. Mr. Wilhelm served as executive vice president—operations since the combination in March 1998, and he served as senior executive vice president and chief operations officer from September 1999 to August 2000. Mr. Wilhelm joined the Standard Companies in 1985, serving as executive vice president beginning in January 1998. Prior to March 1998, Mr. Wilhelm was responsible for managing the Standard Companies' Midwest and Western Regions, which included parking facilities in Chicago and sixteen other cities throughout the United States and Canada. Mr. Wilhelm received his B.A. degree from Northeastern Illinois University in 1976.

        Herbert W. Anderson, Jr.    Mr. Anderson has served as our executive vice president—operations since the consummation of the combination in March 1998. Mr. Anderson joined APCOA in 1994, and served as corporate vice president—urban properties from 1995 until March 1998. Mr. Anderson graduated from Almeada College and began his career in the parking industry in 1984. Mr. Anderson is a vice-president of the board of directors of the National Parking Association and a member of the International Parking Institute. In addition, he is on the Board of the Friends of NORD (New Orleans Recreation Department) and is a member of the Building Owners Management Association. Mr. Anderson is also a member of the Board of Trade in New Orleans.

        G. Marc Baumann.    Mr. Baumann has served as our executive vice president, chief financial officer and treasurer since October 2000. Mr. Baumann has also served as treasurer of AP Holdings, Inc. from October 2000 to April 2004. Prior to his appointment as our chief financial officer, Mr. Baumann was chief financial officer for Warburtons Ltd. in Bolton, England from January 1993 to October 2000. Mr. Baumann is a certified public accountant and a member of both the American Institute of Certified Public Accountants and the Illinois CPA Society. He received his B.S. degree in 1977 from Northwestern University and his M.B.A. degree from the Kellogg School of Management at Northwestern University in 1979.

        Gunnar E. Klintberg.    Mr. Klintberg has served as a director since 1989 and as vice president since 1998. Mr. Klintberg is the vice chairman of Steamboat Holdings, Inc. Mr. Klintberg has also been a director and vice chairman of Holberg Industries, Inc. since 1989. Mr. Klintberg has also served as a vice president and director of AP Holdings, Inc. since April 1989 and as vice chairman and secretary since May 2004. Mr. Klintberg was a director of NEBCO Evans Holding Company and AmeriServe Food Distribution, Inc., each of which filed for bankruptcy on or about January 31, 2000. Mr. Klintberg received his B.A. degree from Dartmouth College in 1972 and a degree in Business Administration from the University of Uppsala, Sweden in 1974.

        John Ricchiuto.    Mr. Ricchiuto has served as our executive vice president—operations since December 2002. Mr. Ricchiuto joined APCOA, Inc. in 1980 as a management trainee. He served as vice president—Airport Properties Central from 1993 until 1994 and as senior vice president—Airport Properties Central and Eastern United States from 1994 until 2002. Mr. Ricchiuto received his B.S. degree from Bowling Green University in 1979.

        Robert N. Sacks.    Mr. Sacks has served as our executive vice president—general counsel and secretary since the consummation of the combination in March 1998. Mr. Sacks joined APCOA, Inc. in 1988, and served as general counsel and secretary since 1988, as vice president, secretary, and general counsel from 1989, and as senior vice president, secretary and general counsel from 1997 to March 1998. Mr. Sacks has also served as secretary of AP Holdings, Inc. from 1989 to April 2004. Mr. Sacks received his B.A. degree, cum laude, from Northwestern University in 1976 and, in 1979, received his J.D. degree from Suffolk University where he was a member of the Suffolk University Law Review.

        Edward E. Simmons.    Mr. Simmons has served as our senior vice president—operations since May 1998. Mr. Simmons has also served as executive vice president—operations since August 1999. Previously, he was president, chief executive officer and co-founder of Executive Parking, Inc. Prior to joining Executive Parking, Inc., Mr. Simmons was vice president/general manager for Red Carpet Parking Service and a consultant on facility layout and design and general manager of J & J Parking. Mr. Simmons is a current board member of the National Parking Association and the International Park Institute. Mr. Simmons is a past executive board member and past president of the Parking Association of California.

        Steven A. Warshauer.    Mr. Warshauer has served as our executive vice president—operations since the consummation of the combination in March 1998. Mr. Warshauer joined the Standard Companies in 1982, initially serving as vice president, then becoming senior vice president. Mr. Warshauer received his B.S. Degree from the University of Northern Colorado in 1976 with a major in Accounting.

        Michael K. Wolf.    Mr. Wolf has served as our executive vice president—chief administrative officer and associate general counsel since the combination in March 1998. Mr. Wolf served as senior vice president and general counsel of the Standard Companies from 1990 to January 1998. Mr. Wolf was subsequently appointed executive vice president of the Standard Companies. Mr. Wolf received his B.A. degree in 1971 from the University of Pennsylvania and in 1974 received his J.D. degree from Washington University, where he served as an editor of the Washington University Law Quarterly and was elected to the Order of the Coif.

        Charles L. Biggs.    Mr. Biggs will serve on the board of directors at the consummation of this offering. Mr. Biggs was a consultant for Deloitte Consulting, a professional services firm that provides assurance and advisory, tax and management consulting services, from 1968 until his retirement in November 2002. At Deloitte, he held various management positions, including National Director of Strategy Services for Deloitte's strategy arm and chairman of Deloitte/Holt Value Associates. He has served as a director of Qwest Communications International Inc. since February 2004 and is a member of their audit committee. He is also on the advisory committee of CABC, a technology firm in Dallas, Texas. Mr. Biggs earned his B.S. degree in Industrial Management from Kent State University.

        Karen M. Garrison.    Ms. Garrison will serve on the board of directors at the consummation of this offering. She is currently executive vice president and chief administration and real estate officer at Pitney Bowes, Inc. From 1999 to 2003, she served as president of Pitney Bowes Business Services. In her 25 years with Pitney Bowes, Ms. Garrison has held a series of positions with increasing responsibilities, including vice president of operations, and vice president of finance and chief financial officer. She is a director and executive compensation committee member of Greenpoint Financial. She received her B.S. degree in Accounting from Rollins College in 1983 and her M.B.A. degree from the Florida Institute of Technology in 1986.

        Leif F. Onarheim.    Mr. Onarheim will serve on the board of directors at the consummation of this offering. He has been a director of Holberg Industries, Inc. since 1989 and a director of Steamboat Holdings, Inc. since 2000. He was elected as a member of the Parliament of the Kingdom of Norway in 2001. Mr. Onarheim is also the Chairman of Løvenskiold Vækerø, (since 2001), Norwegian Fair (since 1994) and Thommessen & Co AS (since 2003). He served for 10 years as managing director and chief executive officer of Nora Industries before its merger with Orkla ASA in 1991, and served as chairman of the merged Orkla Group after the merger until 1992. Mr. Onarheim was a director and member of the audit committees of AmeriServe Food Distribution, Inc. and of NEBCO Evans Holding Company from 1986 to 2000, each of which filed for bankruptcy on or about January 31, 2000. In 1996, Mr. Onarheim was elected chairman of NHO, Norway's largest association of business and industry, where he served until 2000. Mr. Onarheim graduated from the Norwegian School of Economics and Business Administration in 1960.

        A. Petter Østberg.    Mr. Østberg will serve on the board of directors at the consummation of this offering. He joined Holberg Industries in 1994 and is currently a senior vice president and Holberg Industries' chief financial officer. Mr. Østberg was a vice president of the Company and AP Holdings, Inc. from October 1999 until January 2001. Mr. Østberg became a senior vice president and chief financial officer of AP Holdings, Inc. in May 2004. Mr. Østberg was also an officer of each of NEBCO Evans Holding Company and AmeriServe Food Distribution, Inc., each of which filed for bankruptcy on or about January 31, 2000. Mr. Østberg received his B.A. degree in International Relations and Economics from Tufts University in 1985, and his M.B.A. degree from Stanford University Graduate School of Business in 1989.

        Robert S. Roath.    Mr. Roath will serve on the board of directors and will be appointed as chairman of the audit committee upon consummation of this offering. He has been chairman of the advisory board to L.E.K. Consulting, a shareholder-value consulting firm, since May 1997. Mr. Roath was chief financial officer and senior vice president of RJR Nabisco, Inc. from April 1995 to April 1997 and corporate controller and senior vice president at RJR Nabisco from September 1990 to April 1995. He has been a director of the InterDigital Communications Corporation since May 1997 and is chairman of the audit committee and a member of the compensation committee. Mr. Roath is also a member of the advisory board of the Robert H. Smith School of Business at the University of Maryland. He received his B.S. degree in Accounting and Economics from the University of Maryland in 1966 and is a CPA in New York.

Significant Employees and Consultant

        Daniel R. Meyer.    Mr. Meyer, 54, has served as our senior vice president, corporate controller and assistant treasurer since January 2001. Mr. Meyer served as our vice president, corporate controller from October 1998 to January 2001. Mr. Meyer has also served as assistant treasurer of AP Holdings, Inc. from October 2000 to April 2004. Prior to his employment with us, Mr. Meyer was vice president, international operations for Brunswick Corporation from October 1995 to September 1998 and vice president of finance from November 1990 to October 1995. Mr. Meyer is a certified public accountant. He received his B.S. degree in 1972 from Northern Illinois University and his M.B.A. degree from the Kellogg School of Management at Northwestern University in 1988.

        Michael E. Swartz.    Mr. Swartz, 55, has served as our senior vice president—administrative services since the combination in March 1998. Mr. Swartz joined the Standard Companies in 1983, initially serving as vice president. Mr. Swartz received his A.B. Degree in 1969 from Colgate University and his M.B.A. degree from the University of Chicago Graduate School of Business in 1971. He has been a member of the Board of Directors of the International Parking Institute since 1997.

        Myron C. Warshauer.    Mr. Warshauer, 64, was appointed as a consultant with the title vice chairman emeritus on October 19, 2001. Prior to that time, Mr. Warshauer served as a director and as our chief executive officer from March 1998 to October 15, 2001. Mr. Warshauer served as chief executive officer of the Standard Companies from 1973 and, prior to such time, had been associated with Standard since 1963. Mr. Warshauer received his B.S. degree in Finance from the University of Illinois in 1962 and received his M.B.A degree from Northwestern University in 1963.

Board Composition

        Prior to this offering, our board of directors was composed of three directors. Following the consummation of this offering, our board of directors will consist of eight members. Prior to this offering, our directors consisted of John V. Holten, Gunnar E. Klintberg and James A. Wilhelm. In addition to these three directors, Charles L. Biggs, Karen M. Garrison, Leif F. Onarheim, A. Petter Østberg and Robert S. Roath will be appointed to the board of directors upon the consummation of this offering.

        Our parent company, Steamboat Industries LLC, or its affiliates, will own a majority of our common stock following the completion of this offering. As a result, we will certify that we are a "controlled company" under the rules of The NASDAQ Stock Market, Inc. and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of The NASDAQ Stock Market, Inc. Pursuant to this exception, we will be exempt from the rule that requires that our board of directors be composed of a majority of "independent directors"; our compensation committee be composed solely of "independent directors"; and our nominating and corporate governance committee be composed solely of "independent directors" as defined under the rules of The NASDAQ Stock Market, Inc. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the Sarbanes-Oxley Act of 2002 and the NASDAQ independence rules for audit committees.

        We anticipate that three of our directors will qualify as "independent" pursuant to the amended rules that have been adopted by The NASDAQ Stock Market, Inc.

        Directors may be removed with or without cause by the holders of at least a majority of the voting power of the then outstanding common stock.

Committees of the Board

        Our board of directors has designated an audit committee, a compensation committee, and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee

        Upon consummation of this offering, our audit committee will consist of Robert S. Roath, as chairman, Charles L. Biggs and Karen M. Garrison. We believe that Robert S. Roath meets the requirements for a financial expert under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and all three directors are independent, as that term is defined under The NASDAQ National Market listing requirements. Our audit committee is charged with the following responsibilities, among others:

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  the engagement, oversight and compensation of our independent public accountants;

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  reviewing the plan, scope and results of the annual audit to be conducted by our independent public accountants;

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  pre-approving services provided to us by our independent public accountants;

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  meeting periodically with our independent public accountants, our management and our chief financial officer to review matters relating to our consolidated financial statements, our accounting principles and our system of internal accounting controls; and

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  reporting its recommendations as to the approval of our consolidated financial statements to our board of directors; and

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  reviewing and approving all related-party transactions, if any.

Compensation Committee

        Upon consummation of this offering, our compensation committee will consist of three directors, including John V. Holten and a chairperson who will be an independent director. The compensation committee determines our compensation policies and forms of compensation provided to our directors and executive officers. The compensation committee also reviews and determines bonuses for our executive officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, executive officers, employees and consultants and administrators of our stock incentive plan.

        No interlocking relationship exists between our compensation committee and the compensation committee of any other company.

Nominating and Corporate Governance Committee

        Upon consummation of this offering, our nominating and corporate governance committee will consist of three directors, including John V. Holten and a chairperson who will be an independent director. The nominating and corporate governance committee identifies, evaluates and recommends potential board and committee members. The nominating and corporate governance committee also establishes and reviews board governance guidelines.

Director Compensation

        Directors currently receive no compensation from us for their services. Following the consummation of this offering, we intend to compensate Charles L. Biggs, Karen M. Garrison, Robert S. Roath and Leif F. Onarheim with a one-time stock grant worth $25,000, $20,000 in cash as an annual retainer, $25,000 in options annually granted at the market price (starting in 2005) and $2,000 for each meeting that they attend. The chairman of the audit committee will receive an additional annual retainer of $10,000, and the chairman of the nominating and corporate governance committee and of the compensation committee will receive an additional retainer of $5,000 per year. Other than with respect to reimbursement of expenses, we do not intend to pay additional compensation to directors who are our employees or officers or who are employees or officers of Steamboat Industries LLC or its subsidiary.

Compensation Committee Interlocks and Insider Participation

        We did not have a compensation committee in the year ended December 31, 2003. During 2003 none of our executive officers served as a member of the compensation committee of another entity. Mr. Wilhelm participates in deliberations with the board concerning executive compensation from time to time.

Summary Compensation Table

        The following table sets forth information for 2001, 2002 and 2003 with regard to compensation for services rendered in all capacities. Information shown in the table reflects compensation earned by these individuals for services with us.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options/SARs (#)(2)	All Other Compensation ($)(3)
James A. Wilhelm Chief Executive Officer, President	2003 2002 2001	530,005 530,005 381,928	57,000 37,870 150,000	— — —	90	16,378 14,347 27,251
Michael K. Wolf Executive Vice President, Chief Administrative Officer, Associate General Counsel	2003 2002 2001	385,958 381,899 376,402	44,643 36,500 52,467	— — —	36	23,761 22,588 24,655
Steven A. Warshauer Executive Vice President-Operations	2003 2002 2001	324,660 316,582 312,137	52,116 48,555 79,448	— — —	36	4,315 4,000 8,604
G. Marc Baumann Executive Vice President, Chief Financial Officer, Treasurer	2003 2002 2001	297,452 256,342 232,135	54,868 82,119 19,688	— —	36	97,483 116,714 40,225
Robert N. Sacks Executive Vice President, General Counsel	2003 2002 2001	259,183 241,738 198,793	47,350 78,081 74,329	— — —	36	9,125 15,797 55,301

(1)
In accordance with SEC rules, amounts totaling less than the lesser of $50,000 or 10% of salary and bonus have been omitted.

(2)
These amounts represent the number of shares of Series D preferred stock subject to options granted under our 2001 Stock Option Plan for executives and other employees and directors of, and/or consultants to, us and our Affiliates as of December 31, 2003. These options will convert into options to purchase our common stock under our Long-Term Incentive Plan. No stock appreciation rights were granted under this plan. As a result of this offering, each of the options will vest. We will record $4.6 million non-cash compensation expense relating to the vesting of these options.

(3)
The amounts shown in this column for 2003 reflect contributions by us under our 401(k) plan in the following amounts: Mr. Wilhelm ($4,000); Mr. Wolf ($4,000); Mr. Warshauer ($4,000); Mr. Baumann ($4,000); and Mr. Sacks ($4,000). In addition, the amount reflects premium payments made in 2003 on behalf of Mr. Wilhelm ($12,387) and on behalf of Mr. Sacks ($5,125) which are being used to fund supplemental retirement payments for each of them. The amount also includes premium payments made in 2003 for insurance policies on behalf of Mr. Wolf ($19,761) and Mr. Baumann ($40,225), which are intended to provide supplemental insurance benefits. Finally, the amount includes $52,943 in loan forgiveness for Mr. Baumann for housing differential for 2003.

Employment Contracts

        We have employment agreements with each of our named executive officers: James A. Wilhelm, Michael K. Wolf, Steven A. Warshauer, G. Marc Baumann and Robert N. Sacks. These agreements fix each of the officers' minimum base compensation and the current annual salary for each is as follows: Mr. Wilhelm—$530,000, Mr. Wolf—$374,926, Mr. Warshauer—$327,018, Mr. Baumann—$324,084, and Mr. Sacks—$266,279. Each of the named executive officers is entitled to an annual bonus based on corporate performance set annually. In addition, Mr. Wilhelm is entitled to reimbursement for country club initiation fees and monthly dues. The agreements also provide for reimbursement of travel and other expenses in connection with their employment.

        The employment agreements terminate on the following dates, subject to the expiration of the annual renewal notice period: Mr. Wilhelm—April 30, 2007, Mr. Wolf—March 26, 2006, Mr. Warshauer—March 26, 2006, Mr. Baumann—October 1, 2005, and Mr. Sacks—March 31, 2006. In general, Messrs. Wolf, Wilhelm, Warshauer, Baumann and Sacks are subject to standard confidentiality agreements. Each of the named executive officers is also subject to non-competition agreements and, with the exception of Mr. Sacks, non-solicitation agreements for a minimum of 12 months following termination of their respective employment agreements. Mr. Wilhelm is subject to a five-year non-solicitation agreement regarding customers and employees.

        If Mr. Wilhelm's employment is terminated for any reason, we are obligated to pay him or his estate, as applicable, an amount equal to his base salary earned through the date of termination plus accrued but unused vacation pay and other benefits earned through the date of termination. In addition, we are required to make the following payments to Mr. Wilhelm:

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  if his termination occurs for any reason other than cause, or he voluntarily terminates his employment without good reason as defined in his employment agreement, a payment equal to $530,000 payable in equal monthly installments for 60 months;

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  if we terminate him for cause, a payment equal to $100,000 payable in equal monthly installments for 60 months;

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  if we terminate him without cause and not because of performance reasons, or he voluntarily terminates his employment with good reason, as defined in his employment agreement, a payment equal to the product of five times the sum of his current annual salary, plus the amount of any annual bonus paid to him for the preceding year, minus $530,000, payable in equal monthly installments over a 60-month period commencing on the date of termination.

        Mr. Wilhelm is also party to a Deferred Compensation Agreement with us which provides him with an annual retirement benefit equal to $112,500 to begin upon his retirement at age 65 and continue for a period of 15 years thereafter or, if earlier, until his death. If Mr. Wilhelm's employment with us is terminated (other than as a result of his disability) prior to his attaining age 65, he shall not be entitled to any benefits under the Deferred Compensation Agreement. Pursuant to the terms of his employment agreement, if Mr. Wilhelm's employment is terminated (other than for cause or performance reasons) prior to his attaining age 55, he has the right to purchase certain annuity policies from us for the greater of (i) the cash value of the policies or (ii) the aggregate amount of premiums paid by us on such policies. If Mr. Wilhelm's employment is terminated after he attains age 55 (other than for cause or performance reasons), he may elect to have the policies assigned to him or he may elect to have us maintain the policies, provided that the cost of maintaining such policies shall be Mr. Wilhelm's obligation (subject to a contribution on our part for any year beyond age 55 and prior to age 65 during which Mr. Wilhelm continues to be employed by us). If Mr. Wilhelm's employment is terminated at any time as a result of his disability, he may elect to have one hundred percent (100%) of our ownership interest in the annuity policies assigned to him or require us to maintain the policies, with the cost of such maintenance to be borne by us. Notwithstanding the foregoing, if Mr. Wilhelm's employment is terminated as the result of his death prior to his attainment of age 65 or he dies prior to his acquiring ownership in the annuity policies, we shall pay his beneficiary the full death benefits payable under the policies as reduced by the greater of (i) the total premiums paid by us in connection with such policies or (ii) the present value of future benefits provided by such policies.

        Each of our employment agreements with Messrs. Wolf, Warshauer, Baumann and Sacks is terminable by us for cause. If their employment is terminated by reason of their death, we are obligated to pay their respective estates an amount equal to the base salary earned through the end of the calendar month in which death occurs, plus any earned and unpaid annual bonus, vacation pay and other benefits earned through the date of termination. If the employment of Messrs. Wilhelm, Wolf, Warshauer, Baumann or Sacks is terminated by reason of their disability, we are obligated to pay him or his legal representative an amount equal to his annual base salary for the duration of the employment period in effect on the date of termination, reduced by amounts received under any disability benefit program, plus any earned and unpaid annual bonus and other benefits earned through the date of termination. Upon termination of the employment of Messrs. Wolf, Warshauer, Baumann or Sacks by us without cause, we must pay them their annual base salary and annual bonuses through the end of their then-current employment period and provide the executive and/or his family with certain other benefits.

        If we terminate the employment of Messrs. Wolf, Warshauer, or Baumann for any reason other than for cause during the three-year period following a change in control, we are obligated to:

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  pay them severance in an amount equal to the greater of (i) one and one-half times the sum of the executive's current annual base salary plus the amount of any bonus paid to the executive in the preceding 12 months, or (ii) the annual base salary and annual bonus through the end of the then-current employment period; and

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  continue to provide the executive with certain other benefits for a certain period of time.

If any of these executives terminates his employment voluntarily following a change in control, he shall not be entitled to severance unless he has good reason. Mr. Sacks' employment agreement does not contain any change in control provision.

        Pursuant to the terms of Mr. Baumann's employment agreement, we have agreed to pay the premiums on certain insurance policies owned by Mr. Baumann which will provide an annual cash benefit to Mr. Baumann of at least $100,000 per year for a period of 15 years, beginning in the year in which Mr. Baumann attains age 65. If Mr. Baumann's employment is terminated (other than for cause or other than by Mr. Baumann without good reason), we will continue to pay the premiums on the insurance policies until the earlier of Mr. Baumann's death or his attainment of age 65.

        On November 6, 2001, Mr. Baumann received a housing differential loan of $200,000 bearing interest at the applicable federal mid-term rate under section 1274(d) of the Internal Revenue Code of 1986, as amended, with a term of four years. Commencing on May 1, 2002 and ending on May 1, 2005, one fourth of the principal balance and the accrued interest due thereon is forgiven by us and treated as additional compensation to Mr. Baumann in the year of such forgiveness. Mr. Baumann is responsible for the tax consequences of such forgiveness.

        Pursuant to the terms of Mr. Wolf's employment agreement, starting January 1, 2004 we have agreed to pay $62,000 in premiums annually on certain insurance policies or other investment vehicles owned by Mr. Wolf. Our obligations under the policies shall continue until the earlier of 2014 or Mr. Wolf's death; provided, however, that if we terminate Mr. Wolf's employment for cause or he terminates his employment without good reason, in either instance at any time prior to June 30, 2007, we shall have no further obligation to pay the premiums on such policies or other investment vehicles.

        Pursuant to the terms of Mr. Sacks' employment agreement, we have established a "Supplemental Pension Plan" that provides Mr. Sacks with a monthly retirement benefit of $4,167 for a period of 20 years upon his retirement at any time on or after he attains age 65. If Mr. Sacks dies after the commencement of the payments but prior to receiving all of the payments, the remainder of the payments shall be paid to his beneficiary. If Mr. Sacks dies while he is employed by us, the Supplemental Pension Plan provides that we will pay his beneficiary an aggregate amount of $416,890, payable in equal monthly installments over a period of 60 months. If Mr. Sacks' employment is terminated (other than as a result of his death) prior to his attainment of age 65, our obligation to pay the supplemental retirement benefit shall cease; provided, however, that we shall be obligated to transfer certain insurance policies to Mr. Sacks or to pay him all or a portion of the cash surrender value of such policies. The obligation to transfer the policies or any cash surrender value shall not apply if Mr. Sacks' employment is terminated for cause. In the event Mr. Sacks' employment is terminated as a result of his disability, we shall be obligated to continue the payment of the insurance premiums on the policies for a period of 12 months. At the end of such 12 month period, the policies will be transferred to Mr. Sacks.

        In addition, if Steven A. Warshauer's employment is terminated for any reason other than by us for cause, Mr. Warshauer and his dependents, subject to the dependent eligibility requirements of our health plans then in effect, shall be entitled to receive family medical and dental coverage under the then current plan for the remainder of his life, upon payment to us by him or his dependents of the full cost of the coverage.

        In compliance with Commission rules promulgated in 2003, we have implemented a policy prohibiting any additional loans to our executive officers.

John V. Holten Employment Agreement

        We have an employment agreement with John V. Holten to serve as chairman of the board of directors and to be elected to, and serve as a member of, the compensation and nominating and corporate governance committees, if such membership is permitted under applicable NASDAQ rules. Mr. Holten will receive a base salary of not less than $400,000 and an annual bonus and equity awards determined, if he directly or indirectly owns a majority of our outstanding equity interests, by the audit committee, or otherwise, by the compensation committee. The total expense of his salary, bonus, equity awards, automobile allowance, personal secretarial assistance and use of an executive office and all other compensation, benefits and perquisites for 2004, on an annualized basis, shall be $650,000, and for 2005, shall be $700,000.

        The employment agreement shall begin in May 2004 and will run through May 2009. The term of employment shall be renewed automatically for successive four year periods after the expiration of the initial five year term, unless we provide Mr. Holten, or Mr. Holten provides us, with a written notice to the contrary at least one year prior to the end of the initial term or any four year renewal period. Any notice of non-renewal by us shall not be valid unless accompanied by a resolution duly adopted by not less than 3/4 of all of the disinterested members of the board (or as otherwise required by applicable law, regulations or rules).

        If Mr. Holten's employment is terminated without cause, or he voluntarily terminates his employment for good reason, both as defined in his employment agreement, or we choose not to renew his employment term, he will be entitled to (i) in the event of termination without cause or for good reason, continue to receive through what would have been the last day of the employment term, plus for two years thereafter, the base salary and annual incentive bonus, as if no termination had occurred; or, in the event of non-renewal, the base salary and annual bonus for two years thereafter; (ii) medical insurance continuation coverage for the period during which base salary is being paid under clause (i)

above; (iii) receive reimbursement for reasonable expenses for maintaining an executive office and secretarial assistance for five years from termination of employment; (iv) payment of unpaid base salary through the termination date; and (v) accrued but unused vacation days and any unpaid bonuses, and reimbursement for any unreimbursed expenses incurred, through the date of termination, and all other payments, benefits and rights under any benefit, compensation, incentive, equity or fringe benefit plan, program or arrangement or grant. Mr. Holten also agrees that, if his employment terminates at any time, that he will be subject to a two-year non-competition agreement for which he will receive up to $200,000 in continuation payments for the two year period; provided, however, any severance payments described above will be reduced by such continuation payments. In the event Mr. Holten breaches the non-competition restrictions of the employment agreement at any time during the two-year period following the date of termination, our obligation to make any continuation payments shall immediately cease.

        If Mr. Holten's employment terminates due to death or disability, he or his estate, as the case may be, will receive: (i) payment of unpaid base salary through the termination date and the base salary for the then-remaining employment term; (ii) a pro-rata portion of the annual bonus amount for the year in which such termination occurs; and (iii) any benefits mandated under COBRA (the costs of which will be paid for by us); and (iv) the benefits under clause (v) of the preceding paragraph. If Mr. Holten's employment is terminated for cause, if Mr. Holten terminates his employment without good reason, or if he fails to renew his employment term, he is entitled to the payment of his base salary through his final day of active employment, continuation payments (which shall be $50,000 if he is terminated for cause) during the two-year non-competition period, plus any accrued but unused vacation pay, to be paid within 30 days following the termination. If any payments to Mr. Holten upon a change of control are subject to excise tax under Section 4999 of the Internal Revenue Code, we will make an additional tax equalization payment on his behalf to gross up those excise and other resulting taxes.

Myron C. Warshauer Employment Agreement

        As of October 15, 2001, Myron C. Warshauer resigned as our chief executive officer. Our employment agreement with Mr. Warshauer, the terms to which Mr. Warshauer is still bound, provides that until his 75th birthday, he shall not, without written consent of our board of directors, engage in or become associated with any business or other endeavor that engages in construction, ownership, leasing, design and/or management of parking lots, parking garages, or other parking facilities or consulting with respect thereto, subject to certain limited exceptions.

        As required by this employment agreement, we paid Mr. Warshauer his annual base salary and vested benefits through his termination date. The employment agreement also provides that we are obligated to make the following ongoing payments:

  •
  welfare benefits to Mr. Warshauer and/or his family, at least as favorable as those that would have been provided to them under his employment agreement if Mr. Warshauer's employment had continued until the end of the employment period;

  •
  other benefits described in a letter agreement between Mr. Warshauer and John V. Holten in an amount estimated in 2003 to be approximately $165,000; and

  •
  $200,000 annually, adjusted for inflation.

        The present value of these obligations has been recorded as a liability on our balance sheet. We must pay this compensation and these benefits until the first to occur of his 75th birthday or his death. In addition, we must provide him with an executive office and secretarial services. In consideration for such benefits, Mr. Warshauer is obligated to provide reasonable consulting services through his 75th birthday.

        Mr. Warshauer's wife is entitled to receive medical and dental coverage following his death at a cost not to exceed $10,000 annually, as adjusted for inflation.

Gunnar Klintberg Consulting Agreement

        We have entered into a consulting agreement with Gunnar Klintberg, a vice president and member of our board of directors, pursuant to which Mr. Klintberg will undertake, at our direction, the promotion and development of new parking operations and the consummation of contracts to operate parking facilities primarily in the New York City metropolitan area. The initial term of Mr. Klintberg's agreement is for one year, renewable year to year unless terminated by either party on 60 days' notice. The initial term of the consulting agreement is scheduled to terminate on March 31, 2005. Mr. Klintberg is entitled to receive 20% of the net profit of any new parking location he is responsible for bringing to us and which results in the consummation of a final executed contract. Mr. Klintberg is also entitled to reimbursement of reasonable business expenses incurred in connection with the performance of his consulting services upon our advance approval.

Long-Term Incentive Plan

        We will adopt an amendment to our current plan, the APCOA/Standard Parking, Inc. 2001 Stock Option Plan adopted in January of 2002, and rename it the Long-Term Incentive Plan. The Long-Term Incentive Plan will be designed to enhance long-term profitability and stockholder value by offering common stock and common stock-based and other performance incentives to those employees, directors and consultants who are key to our growth and success. We also view the Long-Term Incentive Plan as a vehicle to attract and retain experienced employees and to align our employees' economic incentives with those of our stockholders. Options to purchase shares of our Series D Preferred Stock previously granted under the 2001 Stock Option Plan will be converted into options to purchase our common stock under the Long-Term Incentive Plan. These options will vest at the time of this offering. Our stockholders approved the APCOA/Standard Parking, Inc. 2001 Stock Option Plan at the time it was originally adopted.

        The Long-Term Incentive Plan will be administered by the compensation committee of our board, which has exclusive authority to grant awards under the Long-Term Incentive Plan and to make all interpretations and determinations affecting the Long-Term Incentive Plan. The compensation committee will have the discretion to determine the individuals to whom awards are granted, the amount of each award, any applicable vesting schedule and other terms of any award. In no event, however, will an individual be allowed to receive option grants under the Long-Term Incentive Plan for more than 500,000 shares of common stock in any calendar year.

        Participation in the Long-Term Incentive Plan will be limited to our employees, consultants, advisors, independent contractors and directors. Options issued under the Long-Term Incentive Plan shall generally have a term of not more than 10 years subject to earlier termination if the optionee ceases to provide services to us. Awards under the Long-Term Incentive Plan may be in the form of stock options, including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options, stock awards, restricted stock grants, stock appreciation rights and performance awards. Any award issued under the Long-Term Incentive Plan that is forfeited, expired, cancelled or terminated prior to exercise will again become available for grant under the Long-Term Incentive Plan.

        The maximum number of shares of common stock that may be issued and awarded under the Long-Term Incentive Plan will be 1,000,000 shares of which 444,836 shares were part of the Stock Option Plan as originally adopted. The shares being made available for issuance under the Long-Term Incentive Plan may be treasury or authorized but unissued shares. In the event of any stock dividend, stock split, recapitalization, merger, other change in our capitalization, or similar corporate transaction or event affecting the common stock, the compensation committee may make appropriate adjustments to the awards. We also may accelerate the timing of the exercise of any awards or cancel any award and provide instead for the payment to the participant in cash of the economic value of the award at the time of cancellation. Our board may amend or terminate the Long-Term Incentive Plan at any time. If our board amends the Plan, it does not need to ask for stockholder approval unless applicable law or exchange rules require it. The Long-Term Incentive Plan will terminate 10 years from the date it was adopted by our board.

        At the time of this offering, we will issue options to purchase a total of 156,522 shares of our common stock to our officers at the offering price. All of these options will vest three years following the effective date of this offering.

        We expect that at the time of this offering, there will be options outstanding under the Long-Term Incentive Plan to purchase 601,358 shares of common stock at a weighted average price of $7.69 per share, of which 444,836 are currently exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Exchange and Amendment Agreement

        In connection with our restructuring in January 2002 of our outstanding 9 1/4% notes due 2008, we entered into an Exchange and Amendment Agreement with Fiducia Ltd., whereby Fiducia agreed to exchange the $35.0 million of 9 1/4% notes that it owned for $35.0 million of our newly issued Series D preferred stock and to consent to the proposed amendments to the indenture governing the 9 1/4% notes. Certain beneficial owners of Fiducia are members of the immediate family of John V. Holten. All qualifying holders of 9 1/4% notes were given the opportunity pursuant to our exchange offer and consent solicitation to consent to the amendments to the indenture and receive preferred stock on the same terms as Fiducia.

        AP Holdings, Inc. has pledged $35.1 million face amount of our Series C preferred stock to secure obligations arising under its debt to Fiducia. If AP Holdings, Inc. defaults under its 11 1/4% notes, Fiducia would have the right to seize our Series C preferred stock. In addition, in event of a sale or initial public offering of us or AP Holdings, Inc., we would have the right to redeem our Series C preferred stock for cash or our common stock. The pledge of our Series C preferred stock was made in connection with the purchase by Fiducia of $35.1 million of AP Holdings, Inc.'s 11 1/4% senior discount notes.

        As a result of the transactions described in "Ownership Recapitalization," only ten shares of the Series D preferred stock (with an aggregate liquidation preference of $1,000), no options to purchase shares of Series D preferred stock and no shares of Series C preferred stock will be outstanding at the time of this offering.

Stockholders' Agreement

        In September and October 2001, our minority stockholders notified us that they were exercising their right to require us to repurchase their common stock under our stockholders' agreement dated March 30, 1998. As of October 15, 2001, this common stock was valued at an aggregate purchase price of $8.2 million. Our obligation to repurchase these shares accretes at 11.75% per year until discharged and the amount of our obligation as of March 31, 2004, is $11.0 million. The terms of our debt obligations, including our existing credit facility, have prohibited payment for these shares. In addition, we entered into a Stock Option Agreement with Mr. Warshauer, dated as of March 30, 1998, granting him the option to purchase .316257808 shares of common stock.

        Pursuant to a stock purchase agreement among us, the minority stockholders, Steamboat Industries LLC and John V. Holten, we will repurchase these shares of common stock with proceeds from this offering in the amount of $6.0 million plus notes that bear interest at 5.0% per year in the aggregate amount of $5.0 million. Interest on the notes is payable quarterly, but if we do not pay the interest on any payment date, the principal amount of the notes will be increased by an amount equal to 11.75% per annum. Steamboat Industries LLC will assume our obligations under these notes, subject to the delivery of a pledge of shares of our common stock by Steamboat Industries LLC, a guaranty of Steamboat's obligations under the note by Mr. Holten and an undertaking by Steamboat Industries LLC to prepay $1 million of the principal amount if the overallotment option is exercised by the underwriters in full. When Steamboat assumes our obligations under the notes, we will be released from these obligations without recourse to us, which will be reflected as additional paid-in capital in our financial statements. The stockholders' agreement will terminate upon payment of these obligations. Also under the stock purchase agreement, we will pay Mr. Warshauer $300,000 in consideration for canceling the Stock Option Agreement and we will agree to amend certain provisions of Mr. Warshauer's employment agreement and our consulting agreement with Shoreline Enterprises, LLC.

Preferred Stock

        The Series C preferred stock we issued to AP Holdings, Inc. in conjunction with the combination with the Standard Companies has a maturity date of March 2008 and has an initial liquidation preference equal to $40.7 million, which increases at 11 1/4% per year.

        In January 2002, we redeemed $1.5 million and $0.1 million of Series C preferred stock held by AP Holdings, Inc. in two separate transactions for $1.5 million and $0.1 million respectively, in cash. On June 17, 2002, and September 9, 2003, we redeemed an additional $0.9 million and $2.4 million, respectively, of our Series C preferred stock held by AP Holdings, Inc. for $0.9 million and $2.4 million in cash, respectively. The proceeds received by AP Holdings, Inc. were used by it to repurchase, directly or indirectly, its outstanding 11 1/4% senior discount notes.

        The Series D preferred stock we issued to Fiducia Ltd. in connection with our recapitalization on January 11, 2002 has a maturity date in June 2008 and has an initial liquidation preference equal to $35.0 million, which increases at 18% per year.

        We adopted a stock option plan under which we may issue up to 1,000 shares of our Series D preferred stock to certain executives, employees, directors or consultants. We have issued 503.86 options to purchase Series D preferred stock. Upon the closing of this offering, these options will be converted into options to purchase common stock.

        On March 11, 2002, we exchanged with AP Holdings, Inc. $8.8 million of Series C preferred stock for $5.0 million of newly issued Series D preferred stock.

        As a result of the transactions described in "Ownership Recapitalization" only ten shares of the Series D preferred stock (with an aggregate liquidation preference of $1,000), no options to purchase Series D preferred stock, and no shares of Series C preferred stock will be outstanding at the time of this offering.

Management Contracts and Related Arrangements with Affiliates

        We have management contracts to operate two surface parking lots in Chicago. Myron C. Warshauer, Steven A. Warshauer, Stanley Warshauer, Michael K. Wolf and SP Associates own membership interests in a limited liability company that is a member of the limited liability companies that own those lots. We received a total of $37,500 in 2001, $38,300 in 2002 and $39,200 in 2003 and $9,400 for the first three months of 2004 under the applicable management contracts. We estimate that such management fees are no less favorable than would normally be obtained through arm's-length negotiations.

        SP Associates is an affiliate of JMB Realty Corp., from which we lease office space for our corporate offices in Chicago, as well as for our Chicago regional office. Payments pursuant to the lease agreement aggregated approximately $1.3 million during 2001, $1.2 million during 2002 and $1.3 million in 2003 and $230,500 for the first three months of 2004.

        In connection with the acquisition of a 76% interest in Executive Parking Industries, LLC, through the acquisition of its parent company, S&S Parking, Inc., we entered into a management agreement dated May 1, 1998, with D&E Parking, Inc., in which two of our officers have an interest, to assure the continuation of services previously provided by Edward Simmons and Dale Stark, the principal shareholders of D&E. Mr. Simmons is now one of our executive vice presidents and Mr. Stark is now one of our senior vice presidents. The management agreement is for a period of nine years, terminating on April 30, 2007. In consideration of the services to be provided by D&E, we agreed to pay D&E an annual base fee, payable in equal monthly installments, in the first year equaling $500,000 and increasing to $719,000 in the ninth year of the agreement. Standard Parking provides property management services to Elmwood Villas, a residential apartment complex in Las Vegas and Paxton

Plaza, a shopping center in Los Angeles. Both of these properties are controlled by entities affiliated with D&E. We expect to expand our property management services for entities controlled by D&E.

        On December 31, 2000, we entered into an agreement to sell, at fair market value, certain contract assets to D & E Parking, Inc. We continue to operate the parking facilities and receive management fees and reimbursement for support services in connection with the operation of the parking facilities. We received a total of $186,000 in 2001, $116,000 in 2002 and $133,000 in 2003 and $30,000 for the first three months of 2004. D&E Parking received $466,000 in 2001, $325,000 in 2002 and $358,000 in 2003 and $97,000 for the first three months of 2004.

        We entered into a management agreement dated as of September 19, 2000, with Circle Line Sightseeing Yachts, Inc. to manage and operate certain parking facilities located along the Hudson River and Piers located in New York City and under the control of Circle Line. Circle Line is approximately 83% owned by members of John V. Holten's immediate family. We received a total of $73,000 in 2001, $66,000 in 2002 and $131,400 in 2003 and $15,000 for the first three months of 2004. We estimate that such amounts are no less favorable than would normally be obtained through arm's-length negotiations. Additionally, Circle Line has the right to require us to temporarily advance to Circle Line on or before each December 31st and April 1st the anticipated net profit in increments of $100,000 each. We made advances of $300,000 in 2001 and $200,000 in 2002, all of which has been repaid. We made an advance of $100,000 in 2003 and $100,000 in 2004 which is still outstanding.

        We amended the management agreement with Circle Line on June 9, 2003 and loaned Circle Line an additional $300,000 at an interest rate of 9% per annum due on November 1, 2003, all of which has been repaid.

        We are in discussions with Circle Line to convert an existing management contract into a long-term lease. Following this offering, in accordance with the rules of The NASDAQ Stock Market, Inc., our charter documents will prevent us from entering into certain related-party transactions, unless approved by our audit committee, which will be composed of independent directors.

Shoreline Enterprises Consulting Agreement

        On October 16, 2001, we entered into a consulting agreement with Shoreline Enterprises, LLC, an affiliate of Myron C. Warshauer, pursuant to which Shoreline and Mr. Warshauer provide consulting services to us. Mr. Warshauer served as a director and as our chief executive officer from March 1998 to October 2001. Mr. Warshauer is free to determine the extent and manner of his service. Under the consulting agreement, Mr. Warshauer's title is vice chairman emeritus.

        The consulting agreement obligates us to pay Shoreline $150,000 annually, plus expenses adjusted to reflect changes in the consumer price index. The consulting agreement will end on the earlier of Mr. Warshauer's 75th birthday, his death or the date that he informs us of his election to terminate the consulting agreement.

Consulting Agreement with Sidney Warshauer

        In connection with the combination, we entered into a consulting agreement with Sidney Warshauer, the father of Myron C. Warshauer. Sidney Warshauer was 89 years old as of April 30, 2004.

        The consulting agreement requires Sidney Warshauer to render such services as we request, consistent with his past practices and experience, until his death in exchange for annual payments of $552,000 along with certain other benefits. The consulting agreement provides that Sidney Warshauer will not disclose our confidential information or compete with us during his lifetime. The consulting agreement is not terminable by us for any reason other than his death or breach of his obligations under the consulting agreement with respect to confidentiality and non-competition. The actuarial value, as of March 30, 1998, of the payments under the consulting agreement was approximately

$5.0 million. At the time of the combination, this amount was recorded as a liability on our balance sheet.

Other Matters Relating to Holberg Industries, Inc.

        Prior to Holberg Industries, Inc.'s transfer of shares to Steamboat Holdings, Inc. in March 2001, we and Holberg Industries, Inc. periodically engaged in bilateral loans and advances. From time to time, we have entered into such bilateral loans and advances as permitted under the indentures and the senior credit facility. These loans and advances were interest bearing at a variable rate that approximated the prime interest rate. The accumulated interest was added to, or deducted from (as appropriate), the balance in the loan or advance account. As of December 31, 2001, the amount advanced to Holberg Industries, Inc. (including accrued interest) was $2.6 million in aggregate amount. For the year ended December 31, 2001, we recorded a $2.6 million bad debt provision related to the aforementioned amounts due to uncertainty regarding the ability of Holberg Industries, Inc. to repay such amounts. These amounts had previously been reclassified from a long-term asset to stockholders' deficit. In connection with this offering, we will cancel these amounts. This cancellation will not have an impact on our financial statements.

        During 1998 we placed $2.2 million on deposit with an affiliate of Holberg Industries, Inc. for insurance collateral purposes. In January of 1999, we completed the combination of all the insurance programs of all merged and acquired entities into one program. In connection therewith, we purchased coverage for our previously self-insured layer and a tail policy to eliminate exposure from retrospective adjustments. For the year ended December 31, 2001 we recorded a $2.2 million bad debt provision related to the aforementioned amounts, due to uncertainty regarding the ability of the affiliate of Holberg to repay such amounts. These amounts had previously been reclassified from a long-term asset to stockholders' deficit. In connection with this offering, we will cancel these amounts. This cancellation will not have an impact on our financial statements.

Other Matters Relating to AP Holdings, Inc. and Steamboat Holdings, Inc.

        In connection with our recapitalization, on January 11, 2002, we paid a $3.0 million transaction advisory fee to AP Holdings, Inc. and redeemed $1.5 million of Series C preferred stock held by AP Holdings, Inc. for $1.5 million in cash. On January 17, 2002, we redeemed an additional $0.1 million of Series C preferred stock held by AP Holdings, Inc. for $0.1 million in cash.

        On March 11, 2002, we exchanged with AP Holdings, Inc. $8.8 million of Series C preferred stock for $5.0 million of newly issued Series D preferred stock.

        In connection with a restructuring of the debt of Steamboat Holdings, Inc., which beneficially owns 100% of AP Holdings, Inc.'s (our then parent company) stock, on June 17, 2002, we amended our senior credit facility to permit us to redeem an additional $0.9 million of our Series C preferred stock held by AP Holdings, Inc. for $0.9 million in cash. AP Holdings, Inc. repurchased approximately $6.4 million aggregate principal amount of its 11 1/4% senior discount notes (which it retired) through an entity controlled by our chairman, John V. Holten. This entity is also the holder of some of our Series C preferred stock. Further, AP Holdings, Inc. pledged certain of our Series C and Series D preferred stock to lenders to secure its borrowings. A default under AP Holdings, Inc.'s debt would give its lenders the right to seize our Series C and Series D preferred stock. In addition, in the event of a sale or initial public offering of us or AP Holdings, Inc., we would have the right to redeem our Series C and Series D preferred stock for cash or our common stock.

        Since January 1, 2002, we have also paid a management fee of $3.0 million related to each of the years ended 2002 and 2003 and $0.8 million for the first three months of 2004 to AP Holdings, Inc. and otherwise reimbursed AP Holdings, Inc. for certain expenses incurred by them on our behalf. Some of these fees and other amounts paid to AP Holdings, Inc. are subject to the limits and restrictions imposed by the indenture governing the 9 1/4% notes and the senior credit facility. We will pay the management fee through the second quarter of 2004 and the fee will terminate at the closing of this offering.

        We have also, from time to time prior to December 31, 2001, entered into bilateral loans and advances with AP Holdings, Inc. as permitted under the indenture governing the 14% notes, the indenture governing the outstanding 9 1/4% notes and, subject to certain conditions, our existing senior credit facility. These loans and advances bear interest at a variable rate that approximates the prime interest rate. The accumulated interest is added to, or deducted from (as appropriate), the balance in the loan or advance account. As of December 31, 2001, the amount advanced to AP Holdings, Inc. (including accrued interest) was $8.1 million in aggregate amount. For the year ended December 31, 2001, we recorded an $8.1 million bad debt provision related to the aforementioned amounts due to uncertainty regarding the ability of AP Holdings, Inc. to repay such amounts without potentially receiving distributions from us. These amounts had previously been reclassified from a long-term asset to stockholders' deficit. In connection with this offering, we will cancel these amounts. This cancellation will not have an impact on our financial statements.

        For the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004 there were no bilateral loans or advances to AP Holdings, Inc. or Steamboat Holdings, Inc.

Exchange Agreement

        In connection with this offering, we will enter into an exchange agreement in May 2004 with Steamboat Industries LLC, a New York limited liability company, whereby Steamboat Industries LLC will agree to exchange a portion of the Series C preferred stock for 5,789,499 shares of our common stock. Immediately prior to, and after, this offering, Steamboat Industries LLC, and its wholly-owned subsidiary Steamboat Industries N.V., will own a majority of our common stock.

Registration Rights Agreement

        Contemporaneously with the execution of the exchange agreement with Steamboat Industries LLC, we will enter into a registration rights agreement with Steamboat Industries LLC. Steamboat Industries LLC may transfer its rights under this agreement to one or more subsequent holders of the common stock. Pursuant to the registration rights agreement, holders of our common stock issued in the exchange of the Series C preferred stock will be entitled to demand up to four registrations of their shares of our common stock. If Steamboat Industries LLC or one of its transferees makes such a demand, all holders of registration rights would be entitled to include their shares in such registration. In addition, in most circumstances when we propose (other than pursuant to a demand registration mentioned above) to register any of our equity securities under the Securities Act, the stockholders that are party to the registration rights agreement will have the opportunity to register their shares of common stock on such registration statement (subject to cut-backs required by any underwriter). These registration rights will not be exercisable until after the expiration of the 180-day lock-up period.

Future Related-Party Transactions

        Following this offering, in accordance with the rules of The NASDAQ Stock Market, Inc., our charter documents will prevent us from entering into certain related-party transactions, unless approved by our audit committee, which will be composed of independent directors.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 30, 2004 and as adjusted to reflect the sale of shares offered hereby by:

  •
  each person known to us to own beneficially more than 5% of our common stock;

  •
  each of our directors and director nominees;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        No other director, director nominee or named executive officer of ours has any beneficial ownership interest in us, except as set forth in this chart. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All figures include shares of common stock issuable upon the exercise of options exercisable within 60 days of April 30, 2004 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options, for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes, each beneficial owner has the sole power to vote and to dispose of all shares held by such holder.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
	Total		Percent(%)	Number		Percent(%)
Officers, Directors and Director Nominees
John V. Holten*	26.3	(1)	84.0	5,789,525.0	(1)(2)	56.2
James A. Wilhelm	—		—	79,457.1	(3)	†
Michael K. Wolf	—		—	31,782.8	(3)	†
Steven A. Warshauer	—		—	31,782.8	(3)	†
G. Marc Baumann	—		—	31,782.8	(3)	†
Robert N. Sacks	—		—	31,782.8	(3)	†
Gunnar E. Klintberg	—		—	—		—
Charles L. Biggs	—		—	2,173.9		†
Karen M. Garrison	—		—	2,173.9		†
Leif F. Onarheim	—		—	2,173.9		†
A. Petter Østberg	—		—	158,914.2	(3)(4)	1.5
Robert S. Roath	—		—	2,173.9		†
Directors, Director Nominees and Executive Officers as a group (15 persons)	26.3	(1)	84.0	6,227,288.8	(1)(2)(5)	58.0
Other 5% Shareholders
AP Holdings, Inc.**	26.3		84.0	26.3		†
Steamboat Holdings, Inc.*	26.3	(6)	84.0	26.3	(6)	†
Steamboat Industries LLC*	—		—	5,789,498.7	(7)	56.2
Carol R. Warshauer GST Exempt Trust**	1.25	(8)	4.0	—		—
Waverly Partners, L.P.**	1.25	(9)	4.0	—		—
Myron C. Warshauer**	—	(8)(9)	—	—		—
SP Associates***	2.5	(10)	8.0	—		—

        The address for all officers and directors of Standard Parking Corporation, unless otherwise noted, is c/o Standard Parking Corporation, 900 North Michigan Avenue, Suite 1600, Chicago, Illinois 60611.

†
Less than 1.0%

*
The address of Steamboat Holdings, Inc., Steamboat Industries LLC, Steamboat Industries N.V. and the business address of Mr. Holten is 545 Steamboat Road, Greenwich, Connecticut 06830.

**
The address of AP Holdings, Inc., Carol R. Warshauer GST Exempt Trust, Waverly Partners, L.P. and the business address of Mr. Warshauer is 900 N. Michigan Avenue, Suite 1600, Chicago, Illinois 60611-1542.

***
The address of SP Associates is 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611-1542.

(1)
Includes 26.3 shares held by AP Holdings, Inc. Mr. Holten disclaims beneficial ownership of the shares held by AP Holdings, Inc.

(2)
Includes all of the shares held by Steamboat Industries LLC and Steamboat Industries N.V. Mr. Holten disclaims beneficial ownership of the shares held by Steamboat Industries LLC and Steamboat Industries N.V.

(3)
This number comprises options to purchase our common stock received in exchange for options to purchase Series D preferred stock in connection with this offering and become immediately exercisable.

(4)
Includes options to purchase 52,971.4 shares of common stock that are owned by the Østberg Family Trust. Mr. Østberg disclaims beneficial ownership of the shares held by this trust.

(5)
Includes options to purchase 429,068.1 shares.

(6)
Includes 26.3 shares held by AP Holdings, Inc., a wholly owned subsidiary of Steamboat Holdings, Inc.

(7)
Includes shares held by Steamboat Industries N.V., a wholly owned subsidiary of Steamboat Industries LLC.

(8)
Myron C. Warshauer is trustee of the Carol R. Warshauer GST Exempt Trust. Mr. Warshauer disclaims beneficial ownership of the assets of the Carol R. Warshauer GST Exempt Trust, including the shares of common stock held by it, to the extent those interests are held for the benefit of such trusts. Under a notice dated October 18, 2001, the GST Trust exercised its put option under our stockholders agreement. As a result, we are required to repurchase their 1.25 shares of common stock for an aggregate amount of $2.06 million. This amount accretes at 11.75% per year. Such payment is currently prohibited by the terms of our existing senior credit facility and restricted under other debt instruments, but we intend to make such required payment in connection with this offering. Mr. Warshauer also holds an option to purchase .316257808 shares of common stock.

(9)
Waverly Partners, L.P. is a limited partnership in which Myron C. Warshauer is general partner. Mr. Warshauer disclaims beneficial ownership of the assets of Waverly Partners, L.P., including the shares of common stock held by it. Under a notice dated October 18, 2001, Waverly Partners, L.P. exercised its put option under our stockholders agreement. We are required to repurchase their 1.25 shares of common stock for an aggregate amount of $2.1 million. This amount accretes at 11.75% per year. Such payment is currently prohibited by the terms of our existing senior credit facility and restricted under other debt instruments, but we intend to make such required payment in connection with this offering.

(10)
SP Associates is a general partnership controlled by affiliates of JMB Realty Corp. SP Associates sent us a notice dated September 28, 2001 exercising its right under our stockholders agreement governing the rights of holders of our common stock to require us to repurchase 2.5 shares of their common stock for an aggregate amount of $4.1 million. This amount accretes at 11.75% per year. Such payment is currently prohibited by the terms of our senior credit facility and restricted under other debt instruments, but we intend to make such required payment in connection with this offering.

        If the underwriters' over-allotment option is exercised in full, we will sell a maximum of an additional 500,000 shares of common stock. The first 333,333 shares in the over-allotment option would be purchased from Steamboat Industries LLC and any additional shares purchased pursuant to the over-allotment option would be purchased from us. The following table presents information regarding Steamboat Industries LLC's beneficial ownership of our common stock as of the date of this prospectus as adjusted to reflect the sale of common stock by Steamboat Industries LLC, assuming the underwriters exercise their over-allotment option in full:

	Shares of Common Stock to be Sold in the Offering Pursuant to the Over-Allotment Option	Shares of Common Stock Beneficially Owned After the Offering and the Over-Allotment Option
Name of Selling Stockholder
		Number	Percent(%)
Steamboat Industries LLC(1)	333,333	5,456,165.7	52.1

(1)
All the beneficial owners of Steamboat Industries LLC are members of the immediate family of John V. Holten. The address of Steamboat Industries LLC is 545 Steamboat Road, Greenwich, Connecticut, 06830.

  As of December 31, 2003, our equity compensation plan information was as follows:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	($)
Equity compensation plans approved by security holders(1)	503.86	5,600.00	496.14
Equity compensation plans not approved by security holders	—	—	—

Total	503.86	5,600.00	496.14

(1)
Options to purchase Series D preferred stock. In connection with this offering, these options will convert into options to purchase 444,836 shares of common stock.

        See note N of the consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

General

        At the time of the offering, our authorized capital stock will consist of 12,100,000 shares of common stock, par value $.001 per share and ten shares of Series D preferred stock, par value $.01.

        Of the authorized shares of common stock, 4,500,000 shares are being offered hereby, or 5,000,000 shares if the underwriters exercise their over-allotment option in full. The material terms and provisions of our certificate of incorporation affecting the relative rights of the common stock are described below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to the forms of our certificate of incorporation and by-laws filed with the registration statement of which this prospectus forms a part, and to the Delaware General Corporation Law.

Voting Rights

        The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors.

        Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to our certificate of incorporation generally must be approved by at least a majority of the voting power of all common stock.

Dividends

        Holders of common stock will share in an equal amount per share in any dividend declared by the board of directors.

Preferred Stock

        Our Series D preferred stock accrues interest quarterly at the rate of 18% per annum, of which, at the option of our board of directors, 3% may be paid in cash and the remaining 15% accrues and accumulates until paid. With respect to dividend rights and rights on liquidation, the Series D preferred stock ranks junior in all respects to all of our existing and future indebtedness and senior to our common stock.

        Holders of the Series D preferred stock may redeem their stock on or after June 15, 2008 or if we undergo a change of control. We are not required to redeem such shares to the extent a redemption is prohibited under the terms of our 9 1/4% notes or our new senior credit facility.

        We may redeem the shares of the Series D preferred stock at our election, in whole or from time to time in part, at a redemption price per share in cash equal to 118% of (x) the liquidation amount applicable to such share and (y) all accrued but unpaid dividends thereon.

        Holders of our Series D preferred stock do not have voting rights except with respect to the creation of a class of preferred stock senior in respect of dividend or liquidation rights to the Series D and with respect to amendments to the certificate of incorporation that adversely affect the voting rights of the Series D preferred stock.

Anti-Takeover Provisions

Certificate of Incorporation and By-laws Provisions

        Our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

        Special Meeting of Stockholders.    Our certificate of incorporation and by-laws provide that special meetings of our stockholders may be called only by (i) the chairperson of the Board of Directors, or (ii) the Board of Directors acting pursuant to a resolution adopted by a majority of the members of the board.

        Special Meeting of the Board.    Special meetings of the board may only be called by (i) the chairperson of the Board, or (ii) the majority of the members of the board.

        Number of Directors Fixed by Board.    The size of the board of directors may be increased or decreased only by the affirmative vote of a majority of the directors. The certificate of incorporation limits the maximum number of directors to nine.

        Authorized But Unissued Shares.    The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. Our authorized but unissued shares will be only 5% more than our outstanding common stock after giving effect to all authorized options under our long-term incentive plan. As a result, our board of directors would need the consent of our controlling stockholder, Steamboat Industries LLC, in order to issue additional common stock in connection with corporate actions that may be beneficial to our business or to our stockholders, such as increasing the number of shares authorized under our Long-Term Incentive Plan for the retention of management, acquisitions for stock and mergers.

        Advance Notice Requirements for Nominations of Directors.    Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for an election of directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal place of business no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the anniversary date of the preceding year's annual meeting of stockholders. In the event we call a special meeting of stockholders for the purpose of electing one or more directors to the board, a stockholder seeking to nominate candidates for an election of directors at such special meeting, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal place of business no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board to be elected at such meeting. In addition, our by-laws also specify requirements as to form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for common stock at an annual or special meeting of stockholders.

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Following this offering, Steamboat Industries LLC and its subsidiary, as the owner of approximately 56.2% of our outstanding common stock, will, on its own, be able to cause us to amend our certificate of incorporation and by-laws.

Effect of Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder (an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and its affiliates) for a period of three years following the date that a stockholder becomes an interested stockholder unless, among others, the transaction is approved by the corporation's board of directors and in certain cases, by its stockholders.

NASDAQ National Market Quotation

        Our common stock has been approved for quotation on The NASDAQ National Market under the symbol "STAN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Shareowners Services.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES
HOLDERS OF COMMON STOCK

        The following is a description of the material United States federal income tax consequences that may be relevant to Non-U.S. Holders, as defined below, with respect to the acquisition, ownership and disposition of our common stock. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital assets. This description does not address tax considerations applicable to holders that are U.S. persons or that may be subject to special tax rules, including:

  •
  financial institutions or insurance companies;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  dealers or traders in securities or currencies;

  •
  tax-exempt entities;

  •
  persons that received our stock as compensation for the performance of services;

  •
  persons that will hold our stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

  •
  persons that have a "functional currency" other than the United States dollar; or

  •
  holders that own or are deemed to own 10% or more, by voting power or value, of our stock.

        Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.

        This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For purposes of this description, a "Non-U.S. Holder" is a beneficial owner of our common stock that, for United States federal income tax purposes, is not:

  •
  a citizen or resident of the United States;

  •
  a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

        You should consult your own tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our common stock.

Distributions

        Generally, but subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, distributions of cash or property paid to you will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, you will have to file certain forms (e.g., Form W-8BEN). Such forms generally would contain your name and address and a certification that you are eligible for the benefits of such treaty.

        Except as may be otherwise provided in an applicable United States income tax treaty, if you are a Non-U.S. Holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If you are a foreign corporation, you may also be subject to a 30% "branch profits tax" unless you qualify for a lower rate under an applicable United States income tax treaty. To claim an exemption from withholding because the income is effectively connected with a United States trade or business, you must provide a properly executed Form W-8ECI (or such successor form as the Internal Revenue Service designates) prior to the payment of dividends.

Sale or Exchange of Our Common Stock

        Generally, but subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of our common stock unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Status as United States Real Property Holding Corporation

        If you are a Non-U.S. Holder, under certain circumstances, gain recognized on the sale or exchange of, and certain distributions in excess of basis with respect to, our common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the five-year period ending on the date of such sale or exchange (or distribution). We believe that we will not be classified as a United States real property holding corporation as of the date of this offering and do not expect to become a United States real property holding corporation.

Federal Estate Tax

        Our common stock held by an individual at death, regardless of whether such individual is a citizen, resident or domiciliary of the United States, will be included in the individual's gross estate for United States federal estate tax purposes, subject to an applicable estate tax or other treaty, and therefore may be subject to United States federal estate tax.

Backup Withholding Tax and Information Reporting Requirements

        United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. The backup withholding tax rate is 28% for years through 2010.

        If you are not a United States person, under current Treasury regulations, backup withholding will not apply to distributions on our common stock to you, provided that we have received valid certifications meeting the requirements of the Code and neither we nor the payor has actual knowledge or reason to know that you are a United States person for purposes of such backup withholding tax requirements.

        If provided by a beneficial owner, the certification must give the name and address of such owner, state that such owner is not a United States person, or, in the case of an individual, that such person is neither a citizen or resident of the United States, and must be signed by the owner under penalties of perjury. If provided by a financial institution, other than a financial institution that is a qualified intermediary, the certification must state that the financial institution has received from the beneficial owner the certificate set forth in the preceding sentence, set forth the information contained in such certificate (and include a copy of such certificate), and be signed by an authorized representative of the financial institution under penalties of perjury. Generally, the furnishing of the names of the beneficial owners of our common stock that are not United States persons and a copy of such beneficial owner's certificate by a financial institution will not be required where the financial institution is a qualified intermediary.

        In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above, and the trust or partnership, as the case may be, will need to provide an appropriate intermediary certification form, in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, 10,298,221 shares of our common stock will be outstanding, or 10,464,888 shares if the underwriters exercise their over-allotment option in full. All of these shares, constituting the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless held by an affiliate of our company as that term is defined in Rule 144 under the Securities Act.

        The shares of our common stock that will be held by Steamboat Industries LLC and its affiliates after the offering will constitute restricted securities within the meaning of Rule 144.

        In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

  •
  one percent of the then-outstanding shares of common stock; and

  •
  the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to restrictions as to the manner of sale, notice requirements and the availability of current public information about us.

        In connection with this offering, our officers, directors and other members of senior management and Steamboat Industries LLC and its affiliates have agreed that, subject to various exceptions, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of William Blair & Company, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Upon expiration of the lock-up period,             shares of our common stock that are issuable upon exercise of options granted pursuant to our Long-Term Incentive Plan will be available for sale. In addition, Steamboat Industries LLC, its wholly owned subsidiary, Steamboat Industries N.V., and our chairman, John V. Holten, have agreed not to sell more than 49% of their shares of our common stock for a period of up to two years after the consummation of this offering except pursuant to a transaction that is approved by a majority of our independent directors and in which all of our common stockholders are offered the same consideration. Steamboat Industries LLC, its wholly owned subsidiary, Steamboat Industries N.V., and John V. Holten have also agreed not to take any action which would result in a "change of control" under the indenture governing our 9 1/4 notes or otherwise cause an accelerated material repayment of our indebtedness. William Blair & Company in its sole discretion may release any or all of the securities subject to these lock-up agreements at any time without public notice.

        An additional 1,000,000 shares of common stock have been reserved under our Long-Term Incentive Plan, of which options to purchase 444,836 shares of common stock are currently exercisable and options to purchase 156,522 shares of common stock will become exercisable in May 2007. All of the currently exercisable options are subject to a 180-day lock-up period.

        In connection with our exchange of common stock for Series C preferred stock owned by Steamboat Industries LLC, we will enter into a registration rights agreement with Steamboat Industries LLC. Steamboat Industries LLC may transfer its rights under this agreement to one or more subsequent holders of the common stock. This registration rights agreement grants holders of our common stock issued in the exchange for the Series C preferred stock the right to demand up to four registrations of their shares of our common stock. If Steamboat Industries LLC or one of its transferees makes such a demand, all holders of registration rights would be entitled to include their shares in such registration. In addition, in most circumstances when we propose (other than pursuant to the demand right mentioned above) to register the sale of any of our common stock under the Securities Act, the holders of such registration rights will have the opportunity to register their shares of common stock on such registration statement (subject to cut-backs required by any underwriters). The rights under the registration rights agreement will not be exercisable until after the expiration of the 180-day lock-up period.

        Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved or to be available for issuance under our Long-Term Incentive Plan. Shares of common stock issued under the Long-Term Incentive Plan generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above.

        Prior to this offering, there has been no public market for our common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, including shares issuable upon the exercise of stock options, in the public market after the lapse of the restrictions described above, or the perception that these sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future.

UNDERWRITING

        The underwriters named below, for which William Blair & Company, L.L.C. is acting as representative, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters and us, to purchase from us, the respective number of shares of common stock set forth opposite each underwriter's name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.	2,388,750
Thomas Weisel Partners LLC	1,286,250
LaSalle Debt Capital Markets, a division of ABN AMRO Financial Services, Inc.	275,000
JMP Securities	275,000
Wells Fargo Securities	275,000

Total	4,500,000

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling stockholder have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representatives of the underwriters have advised us and the selling stockholder that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.48 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about June 2, 2004. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

        We and the selling stockholder have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 500,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. The first 333,333 shares included in the over-allotment option would be purchased from the selling stockholder and any additional shares purchased under the over-allotment option would be purchased from us. If the underwriters purchase additional shares pursuant to the over-allotment option, each of the underwriters would be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

        The underwriters have reserved for sale, at the initial public offering price, up to 123,000 shares of common stock in this offering for our employees, relatives of our executive officers, business associates and other possible third parties. Those receiving these reserved shares will not be subject to lock-up agreements by virtue of their having purchased such shares (though an employee could otherwise be subject to a lock-up agreement as an executive officer). Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares being sold in this offering.

        The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per share	Without Over- Allotment	With Over- Allotment
Public offering price	$11.50	$51,750,000	$57,500,000
Underwriting discount paid by us	$0.805	$3,622,500	$3,756,667
Underwriting discount paid by selling stockholder	$0.805	$—	$268,333
Proceeds, before expenses, to us	$10.695	$48,127,500	$49,910,003
Proceeds to the selling stockholder	$10.695	$—	$3,564,997

        We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $2,973,000.

        We, each of our directors, director nominees and executive officers and Steamboat Industries LLC (the selling stockholder) and its affiliates, who in the aggregate have the right of disposition for 6,227,288 shares of common stock, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

  •
  directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); and

  •
  enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

        This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders, who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. Steamboat Industries LLC, its wholly owned subsidiary, Steamboat Industries N.V., and John V. Holten have also agreed to additional restrictions on their ability to sell and/or pledge their shares of our common stock. For additional information, please see "Shares Eligible for Future Sale."

        The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

        In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing shares in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

        Prior to this offering, there has been no public market for our common stock. Consequently, we and representatives of the underwriters have negotiated to determine the initial public offering price. We and they considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

        Our common stock has been approved for quotation on The NASDAQ National Market under the symbol "STAN."

        In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

LEGAL MATTERS

        The validity of the common stock offered hereby has been passed upon by White & Case LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

        The consolidated financial statements of Standard Parking Corporation at December 31, 2003 and December 31, 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission under the Securities Act, a registration statement on Form S-1 (SEC file number: 333-112652) relating to the common stock we are offering. This prospectus does not contain all information included in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement.

        We also file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the Securities and Exchange Commission's website at http://www.sec.gov.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

  Standard Parking Corporation
  900 North Michigan Avenue
  Suite 1600
  Chicago, Illinois 60611
  (312) 274-2000
  Attention: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Standard Parking Corporation

        We have audited the accompanying consolidated balance sheets of Standard Parking Corporation (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note A, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

ERNST & YOUNG LLP
Chicago, Illinois March 5, 2004

STANDARD PARKING CORPORATION

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except for Share Data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$6,153	$8,470
Notes and accounts receivable, net	32,671	30,923
Prepaid expenses and supplies	1,621	1,436

Total current assets	40,445	40,829
Leaseholds and equipment:
Equipment	23,296	20,804
Leasehold improvements	19,324	17,750
Leaseholds	35,661	34,835
Construction in progress	572	560

	78,853	73,949
Less accumulated depreciation and amortization	58,943	57,990

	19,910	15,959
Other assets:
Long-term receivables, net	3,760	5,431
Advances and deposits	4,406	2,090
Goodwill	115,944	117,390
Intangible and other assets, net	6,485	7,886

	130,595	132,797

Total assets	$190,950	$189,585

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$24,403	$24,971
Accrued rent	4,208	3,748
Compensation and payroll withholdings	5,278	6,989
Property, payroll and other taxes	1,581	2,289
Accrued insurance and expenses	8,995	7,967
Accrued special charges	1,870	1,268
Current portion of obligations under credit agreements and other	760	690
Current portion of capital lease obligations	2,493	2,150

Total current liabilities	49,588	50,072
Long-term borrowings, excluding current portion:
Obligations under credit agreements	156,266	152,586
Capital lease obligations,	2,931	2,268
Other	3,723	3,385

	162,920	158,239
Other long-term liabilities	12,961	19,776
Convertible redeemable preferred stock, series D	47,224	56,399
Redeemable preferred stock, series C	56,347	60,389
Common stock subject to put/call rights; 5.01 shares issued and outstanding	9,470	10,712
Common stockholders' deficit:
Common stock, par value $1.00 per share, 3,000 shares authorized; 26.3 shares issued and outstanding	1	1
Additional paid-in capital	15,222	15,222
Accumulated other comprehensive loss	(644)	(233)
Accumulated deficit	(162,139)	(180,992)

Total common stockholders' deficit	(147,560)	(166,002)

Total liabilities and common stockholders' deficit	$190,950	$189,585

See Notes to Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

	Years Ended December 31,
	2001	2002	2003
Parking services revenue:
Lease contracts	$156,411	$142,376	$138,681
Management contracts	87,403	78,029	76,613
Reimbursement of management contract expense	317,973	326,146	330,243

Total revenue	561,787	546,551	545,537
Costs and expenses:
Cost of parking services:
Lease contracts	142,555	128,871	125,153
Management contracts	44,272	35,201	29,439
Reimbursed management contract expense	317,973	326,146	330,243

Total cost of parking services	504,800	490,218	484,835
Gross profit
Lease contracts	13,856	13,505	13,528
Management contracts	43,131	42,828	47,174

Total gross profit	56,987	56,333	60,702
General and administrative	29,979	30,133	32,694
Depreciation and amortization	15,501	7,554	7,501
Special charges	15,869	2,897	1,055
Management fee-parent company	—	3,000	3,000
Valuation allowance related to long-term receivables	—	—	2,650

Total costs and expenses	566,149	533,802	531,735

Operating income (loss)	(4,362)	12,749	13,802
Other expenses (income):
Interest expense	18,403	16,246	16,797
Interest income	(804)	(281)	(238)

	17,599	15,965	16,559
Gain on extinguishment of debt	—	—	1,757
Bad debt provision related to related-party non-operating receivables	12,878	—	—

Loss before minority interest and income taxes	(34,839)	(3,216)	(1,000)
Minority interest expense	209	180	357
Income tax expense	406	428	624

Net loss	(35,454)	(3,824)	(1,981)
Preferred stock dividends	(6,354)	(13,540)	(15,630)
Increase in value of common stock subject to put/call	(2,196)	(970)	(1,242)

Net loss attributable to common stockholders	$(44,004)	$(18,334)	$(18,853)

See Notes to Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT

(In Thousands, Except for Share Data)

	Common Stock
					Accumulated Other Comprehensive (Loss) Income
	Number of Shares	Par Value	Additional Paid-In Capital	Advances to And Deposits With Affiliates		Accumulated Deficit	Total
Balance (deficit) at January 1, 2001	26.3	$1	$11,422	$(11,979)	$(374)	$(99,801)	$(100,731)
Net loss						(35,454)	(35,454)
Foreign currency translation adjustments					(429)		(429)
Comprehensive loss							(35,883)
Preferred stock dividends						(6,354)	(6,354)
Increase in value of common stock subject to put/call						(2,196)	(2,196)
Interest related to advances to and deposits with affiliates				(899)			(899)
Provision related to related party non-operating receivables				12,878			12,878

Balance (deficit) at December 31, 2001	26.3	1	11,422	—	(803)	(143,805)	(133,185)
Net loss						(3,824)	(3,824)
Foreign currency translation adjustments					159		159
Comprehensive loss							(3,665)
Preferred stock dividends						(13,540)	(13,540)
Increase in value of common stock subject to put/call						(970)	(970)
Exchange of series C Preferred Stock for series D Preferred Stock			3,800				3,800

Balance (deficit) at December 31, 2002	26.3	1	15,222	—	(644)	(162,139)	(147,560)
Net loss						(1,981)	(1,981)
Foreign currency translation adjustments					411		411
Comprehensive loss							(1,570)
Preferred stock dividends						(15,630)	(15,630)
Increase in value of common stock subject to put/call						(1,242)	(1,242)

Balance (deficit) at December 31, 2003	26.3	$1	15,222	$—	$(233)	$(180,992)	$(166,002)

See Notes to Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2001	2002	2003
Operating activities
Net loss	$(35,454)	$(3,824)	$(1,981)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	15,501	7,554	7,501
Non-cash interest expense	1,479	1,230	1,608
Valuation allowance related to long term receivables	—	—	2,650
(Reversal) provision for losses on accounts receivable	(768)	399	(1,029)
Provision related to related-party non-operating receivables	12,878	—	—
Gain on extinguishment of debt	—	—	(1,757)
Changes in operating assets and liabilities:
Notes and accounts receivable	7,318	7,206	(1,544)
Prepaid assets	581	(427)	185
Other assets	3,382	(6,526)	1,640
Accounts payable	(459)	(10,217)	568
Accrued liabilities	4,969	8,290	5,804

Net cash provided by operating activities	9,427	3,685	13,645
Investing activities
Purchase of leaseholds and equipment	(1,537)	(1,843)	(1,812)
Purchase of leaseholds and equipment by joint ventures	(10)	(3)	—
Contingent purchase payments	(533)	(612)	(709)

Net cash used in investing activities	(2,080)	(2,458)	(2,521)
Financing activities
Proceeds from long-term borrowings	—	—	332
Proceeds from senior credit facility	1,650	3,000	4,500
Payments on long-term borrowings	(975)	(394)	(54)
Payments on joint venture borrowings	(1,687)	(882)	(687)
Payments of debt issuance costs	(1,735)	(159)	(2,987)
Payments on capital leases	(108)	(1,900)	(1,994)
Repurchase of 14% senior subordinated second lien notes	—	—	(5,915)
Redemption of preferred stock	—	(2,500)	(2,413)

Net cash used in financing activities	(2,855)	(2,835)	(9,218)
Effect of exchange rate changes on cash and cash equivalents	(429)	159	411

Increase (decrease) in cash and cash equivalents	4,063	(1,449)	2,317
Cash and cash equivalents at beginning of year	3,539	7,602	6,153

Cash and cash equivalents at end of year	$7,602	$6,153	$8,470

Cash paid for:
Interest	$17,121	$16,656	$14,901
Income taxes	741	546	536
Supplemental disclosures of non-cash activity:
Debt issued for capital lease obligation	$728	$6,590	$1,412
Redemption of series C preferred stock	—	(8,800)	—
Issuance of 18% senior convertible redeemable series D preferred stock	—	5,000	—
Redemption of 9 1/4% senior subordinated notes	—	(91,123)	—
Issuance of 14% senior subordinated second lien notes	—	61,608	2,347
Issuance of 18% senior convertible redeemable series D preferred stock	—	35,000	—
Carrying value in excess of principal, related to debt recapitalization	—	16,838	—

See Notes to Consolidated Financial Statements.

STANDARD PARKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003

(In thousands)

Note A. Significant Accounting Policies

        Standard Parking Corporation ("Standard" or "the Company"), and its subsidiaries and affiliates manage, operate and develop parking properties throughout the United States and Canada. The Company is a majority-owned subsidiary of AP Holdings, Inc. ("AP Holdings"). The Company provides on-site management services at multi-level and surface facilities for all major markets of the parking industry. The Company manages approximately 1,873 parking facilities, containing approximately 1,031,821 parking spaces in over 275 cities across the United States and Canada.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company has more than 50% ownership interest. Minority interest recorded in the consolidated statement of operations is the joint venture partner's non-controlling interest in consolidated joint ventures. Investments in joint ventures where the Company has a 50% or less non-controlling ownership interest are reported on the equity method. All significant intercompany profits, transactions and balances have been eliminated in consolidation.

Parking Revenue

        The Company recognizes gross receipts from leased locations management fees and amounts attributable to ancillary services earned from management contract properties as parking revenue as the related services are provided. Also included in parking revenue are $196 in 2001, $10 in 2002 and $18 in 2003 from gains on sales of parking contracts and development fees. In 2001 a net receipt of $4,805 related to the exercise of owner termination rights associated with certain management contracts in the ordinary course of business was recorded as parking revenue.

Cost of Parking Services

        The Company recognizes costs for leases and non-reimbursed costs from managed facilities as cost of parking services. Cost of parking services consists primarily of rent and payroll related costs.

Advertising Costs

        Advertising costs are expensed as incurred and are included in general and administrative expenses. Advertising expenses aggregated $218, $286 and $412 for 2001, 2002 and 2003 respectively.

Stock Based Compensation

        The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the stock options granted to employees and directors. Accordingly, employee and director compensation expense is recognized only for those options which price is less than fair market value at the measurement date. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Cash and Cash Equivalents

        Cash equivalents represent funds temporarily invested in money market instruments with maturities of one to five days. Cash equivalents are stated at cost, which approximates market value.

Allowance for Doubtful Accounts

        We report accounts receivable, net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. Management reviews the adequacy of its allowance for doubtful accounts on an ongoing basis, using historical collection trends, aging of receivables, and a review of specific accounts, and makes adjustments in the allowance as necessary. Changes in economic conditions or other circumstances could have an impact on the collection of existing receivable balances or future allowance considerations. As of December 31, 2002 and 2003, the Company's allowance for doubtful accounts was $1.7 million and $3.3 million, respectively.

Leaseholds and Equipment

        Leaseholds, equipment and leasehold improvements are stated at cost. Leaseholds (cost of parking contracts) are amortized on a straight-line basis over the average contract life of 10 years. Equipment is depreciated on the straight-line basis over the estimated useful lives of approximately 5 years on average. Leasehold improvements are amortized on the straight-line basis over the terms of the respective leases or the service lives of the improvements, whichever is shorter (average of approximately 7 years). Capital leases are amortized on the straight-line basis over the terms of the respective leases or the service lives of the asset. Depreciation and amortization includes losses (gains) on abandonments of leaseholds and equipment of $4,579, $0 and $364 in 2001, 2002 and 2003, respectively. Depreciation expense was $11,494, $6,983 and $6,914 in 2001, 2002, and 2003 respectively. Included in 2001 is $2,043 related to costs of software programs that were discontinued or became obsolete, and $1,323 related to leasehold improvements that will not be utilized at the corporate headquarters.

Goodwill

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. The transitional impairment test in 2002 and the annual impairment test of goodwill made in the fourth quarter of 2003 by the Company for the years ended December 31, 2002 and 2003, respectively, did not require adjustment to the carrying value of our goodwill.

Long Lived and Finite-Lived Intangible Assets

        Long-lived assets and identifiable intangibles with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        Per the provisions of SFAS No. 142, the Company's definite lived intangible assets, consisting primarily of non-compete agreements, are amortized on a straight line basis over the term of the respective agreements which range from 5 to 10 years. (See Note B).

Debt Issuance Costs

        The costs of obtaining financing are capitalized and amortized as interest expense over the term of the respective financing using a method which approximates the interest method. Debt issuance costs of $2,132 and $3,920 at December 31, 2002 and 2003, respectively, are included in intangibles and other assets in the consolidated balance sheets and are reflected net of accumulated amortization of $3,859 and $3,911 at December 31, 2002 and 2003, respectively. Debt issuance costs of $3,323 for the year ended December 31, 2001 were recorded as special charges related to the exchange. (See Note D).

Financial Instruments

        The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The Company's 9 1/4% Senior Subordinated Notes are included in the Consolidated Balance Sheet at $48,877, which represents the aggregate face value of the notes and the Company's 14% Senior Subordinated Second Lien Notes are included in the Consolidated Balance Sheet at $57,455, which represents the aggregate face value of the notes. Estimated market value at December 31, 2003 aggregated $17.1 million for the 9 1/4% notes and $57.5 million for the 14% notes. Other long-term debt has a carrying value that approximates fair value.

Foreign Currency Translation

        The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of the Company's foreign operations are translated from foreign currencies into U.S. dollars at the rates in effect on the balance sheet date while income and expenses are translated at the weighted-average exchange rates for the year. Adjustments resulting from the translations of foreign currency financial statements are accumulated and classified as a separate component of stockholders' deficit.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Insurance Reserves

        The Company purchases comprehensive liability insurance covering certain claims that occur at parking facilities the Company leases or manages. In addition, the Company purchases umbrella/excess liability coverage. The Company's various liability insurance policies have deductibles of up to $250,000 that must be met before the insurance companies are required to reimburse the Company for costs incurred relating to covered claims. As a result, the Company is, in effect, self-insured for all claims up to the deductible levels. The Company applies the provisions of SFAS No. 5, Accounting for Contingencies, in determining the timing and amount of expense recognition associated with claims against the Company. The expense recognition is based upon the Company's determination of an unfavorable outcome of a claim being deemed as probable and capable of being reasonably estimated, as defined in SFAS No. 5. This determination requires the use of judgment in both the estimation of probability and the amount to be recognized as an expense. The Company utilizes historical claims experience along with regular input from third party insurance advisors in determining the required level of insurance reserves. Future information regarding historical loss experience may require changes to the level of insurance reserves and could result in increased expense recognition in the future.

Litigation

        The Company is subject to litigation in the normal course of our business. The Company applies the provisions of SFAS No. 5, "Accounting for Contingencies", in determining the timing and amount of expense recognition associated with legal claims against us. Management uses guidance from internal and external legal counsel on the potential outcome of litigation in determining the need to record liabilities for potential losses and the disclosure of pending legal claims. (See Note L).

Recent Accounting Pronouncements

        In August 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies the guidance of the Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS No. 146 are required for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003, and there was no impact to the results of operations or our financial position upon adoption.

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin ("ARB") No. 51." This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter or interim period ending after December 15, 2003, in which a company holds a variable interest in an entity that it acquired before February 1, 2003. The adoption of FIN 46 did not have an impact on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No. 150, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability and the dividends previously classified as charges to equity must be recorded as an expense in the statement of operations. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For purposes of the effective date of SFAS No. 150, we are considered a non-public entity. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. We are currently evaluating the impact of SFAS No. 150 on our financial statements.

Reclassifications

        Certain amounts previously presented in the financial statements of prior periods have been reclassified to conform to current year presentation.

Note B. Goodwill and Intangible Assets

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets".

        On July 1, 2001, the Company adopted SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The initial adoption of SFAS No. 141 did not affect the Company's results of operations or its financial position.

        On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and requires that the goodwill be tested for impairment. Transitional impairment tests of goodwill made during the year ended December 31, 2003 did not require adjustment to the carrying value of its goodwill. As of December 31, 2002 and 2003, the Company's definite lived intangible assets of $2,815 and $2,244, respectively, net of accumulated amortization of $3,242 and $3,544, respectively, which primarily consist of non-compete agreements, continue to be amortized over their useful lives.

        A roll forward of goodwill for the periods presented is as follows:

	For the Year Ended December 31,
	2002	2003
Balance at beginning of year	$115,332	$115,944
Effect of foreign currency translation	—	737
Contingency payments related to prior acquisitions	612	709

Balance at end of year	$115,944	$117,390

        Amortization expense for intangible assets during the year ended December 31, 2003 was $571. Estimated amortization expense for 2004 and the four succeeding fiscal years is as follows:

($ in thousands)	Estimated Amortization Expense
2004	$571
2005	548
2006	500
2007	500
2008	125

        Had we applied the non-amortization provisions of SFAS No. 142 in prior periods, the pro forma results of operations for the year ended December 31, 2001 are as follows:

Net loss	$(35,454)
Add: goodwill amortization	3,259

Proforma net loss	$(32,195)

Note C. Bradley Airport Contract

        Long-term receivables, net, consist of the following:

	Amount Outstanding December 31,
	2002	2003
Bradley International Airport
Guarantor payments	$1,199	$4,471
Other Bradley related	2,561	2,611
Valuation allowance	—	(2,650)

Net amount related to Bradley	3,760	4,432
Other long-term receivables	—	999

Total long-term receivables	$3,760	$5,431

        We are the lessee under a 25-year lease with the State of Connecticut that expires on April 6, 2025, under which we lease the surface parking and 3,500 new garage parking spaces at Bradley International Airport located in the Hartford, Connecticut metropolitan area. The parking garage was financed on April 6, 2000 through the issuance of $47.7 million of State of Connecticut special facility revenue bonds. The Bradley lease provides that we deposit with a trustee for the bondholders all gross revenues collected from operations of the surface and garage parking, and from these gross revenues, the trustee pays debt service on the special facility revenue bonds, operating and capital maintenance expenses of the surface and garage parking facilities and specific annual guaranteed minimum payments to the State. Principal and interest on the

Bradley special facility revenue bonds increases from approximately $3.6 million in lease year 2002 to approximately $4.5 million in lease year 2025. Our annual guaranteed minimum payments to the State increase from approximately $8.3 million in lease year 2002 to approximately $13.2 million in lease year 2024.

        To the extent that monthly gross receipts are not sufficient for the trustee to make the required payments we are obligated, pursuant to our guaranty agreement, to deliver the deficiency amount to the trustee within three business days of notice. We are responsible for these deficiency payments regardless of the amount of utilization for the Bradley parking facilities. We made payments of $1.2 million in 2002, net of repayments of $0.4 million and $3.3 million in 2003, to cover these deficiency payments.

        We recorded $2.7 million as a valuation allowance related to long-term receivables for the year ended December 31, 2003, in an amount sufficient to cover all net receivables related to Bradley Airport, other than the guarantor payments,. There was no allowance recorded in 2002. It is anticipated that the Company will continue to reflect a valuation allowance against these receivables until the collectibility in the short term is readily apparent.

Note D. Special Charges

        Included in "special charges" in the accompanying consolidated statement of operations for the years ended December 31, 2001, 2002 and 2003 are the following (expenses are cash unless otherwise stated):

	For The Year Ended December 31,
	2001	2002	2003
Costs related to the exchange offering	$8,431	$982	$—
Costs related to refinancing	—	—	343
Write off of debt issuance costs related to the exchange (1)	3,323	—	—
Provision for abandoned businesses(non-cash expense)	1,722	—	—
Employee severance costs	87	391	156
Retroactive prior period insurance adjustments	314	215	—
Provision (reversal) for headquarters reorganization	750	(320)	—
Incremental integration costs and other	1,242	1,329	256
Parent company expenses	—	300	300

Total special charges	$15,869	$2,897	$1,055

Supplemental Disclosure—Special Charges

	For The Year Ended December 31,
	2001	2002	2003
Accrued at beginning of year	$2,994	$12,057	$1,870
Provision for special charges (2)	12,546	—	—
Paid during year	(3,483)	(10,187)	(602)

Accrued at end of year	$12,057	$1,870	$1,268

(1)
Amount charged directly to expense;
(2)
In 2002 and 2003, no amounts were accrued for special charges. All amounts were expensed as incurred.

        In 2001, costs of $8,431 were provided for and debt issuance costs of $3,323 were written-off related to the exchange offer (See Note E) The provision for abandoned businesses of $1,722 related to minimum future lease payments at a closed location. The costs associated with incremental integration costs and other include $371 for settlement costs and outside accounting firm costs related to the combination with the Standard Companies, $871 related primarily to legal costs incurred on terminated contracts. The provision for headquarters reorganization of $750 principally relates to the reorganization and decentralization of financial functions. The costs associated with the insurance program relate to retroactive prior period premiums adjustments of $314.

        In 2002, costs of $982 were incurred for the registration of the 14% senior subordinated second lien notes, $391 in severance for key management personnel and regional administrative personnel and $215 for insurance costs in accordance with ERISA requirements. The $1,329 of incremental integration costs and other consists of $816 in legal and settlement costs incurred on contracts terminated in prior years and $513 in prior period rent and other costs and $300 in costs related to the parent company. The $(320) is a partial reversal of a provision for headquarters reorganization as the actual costs incurred were less than anticipated.

        In 2003, costs of $343 were incurred related to evaluation of refinancing alternatives, $300 in costs related to the parent company, $256 in legal costs incurred on contracts terminated in prior years and severance costs of $156.

Note E. Exchange and Recapitalization

        On January 11, 2002, Standard completed an unregistered exchange and recapitalization of a portion of its 9 1/4% Notes. Standard received gross cash proceeds of $20.0 million and retired $91.1 million of 9 1/4% Notes. In exchange, Standard issued $59.3 million of 14% Notes and 3,500 shares of 18% Senior Convertible Redeemable Series D Preferred Stock (Series D Preferred Stock), with a face value of $35.0 million which are mandatorily redeemable on June 15, 2008. In conjunction with the exchange, the Company repaid $9.5 million of indebtedness under the Senior Credit Facility, paid $2.7 million in accrued interest relating to the $91.1 million of the 9 1/4% Senior Subordinated Notes due 2008 that were tendered, $9.7 million (including $1.3 million capitalized as debt issuance costs related to the amended and restated senior credit facility) in fees and expenses related to the exchange, which included a $3.0 million transaction advisory fee to AP Holdings, Inc. ("AP Holdings"), Standard's parent company, and a repurchase of $1.5 million of redeemable preferred stock held by AP Holdings. The fees and expenses of $9.7 million related to the exchange and the amended and restated senior credit facility were provided for in the period ended December 31, 2001. The Company repurchased $0.1 million of redeemable preferred stock held by AP Holdings on February 20, 2002, $0.9 million on June 17, 2002 and $2.4 million on September 9, 2003.

        The January 11, 2002 exchange offer and recapitalization and its effect were as follows:

	Senior subordinated 9 1/4% notes	Senior subordinated second lien 14% notes	Carrying value in excess of principal	Series D preferred stock 18%
Balance at December 31, 2001	$140,000	$—	$—	$—
Exchange of debt	(91,123)	59,285	16,838	35,000
Swap of series C for D	—	—	—	5,000
Dividends accumulated	—	—	—	7,224
Amortization of carrying value	—	—	(2,657)	—
PIK notes issued	—	2,323	—	—

Balance at December 31, 2002	$48,877	$61,608	$14,181	$47,224

        The exchange offer and recapitalization were accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("FAS 15"). Under FAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments (principal and interest combined) under the restructured debt or redeemable preferred stock issued (including dividends), are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of any changes are reflected in future periods as a reduction in interest expense. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt.

        In addition, under FAS 15, when a debtor issues a redeemable equity interest in partial satisfaction of debt in conjunction with a modification of terms, the redeemable equity interest is treated similar to debt. Legal fees and other direct costs incurred by a debtor to effect a troubled debt restructuring are expensed as incurred, except for amounts incurred directly in granting an equity interest, if any.

        The accounting for this exchange under FAS 15 was as follows:

  •
  No gain was recognized by the Company for the excess of (a) the principal of the 14% notes exchanged for the 9 1/4% notes, over (b) the principal of the 9 1/4% notes.

  •
  The excess, Carrying Value in Excess of Principal, remains part of the carrying value of the Company's debt, and is being amortized as a reduction to future interest expense using an effective interest rate applied to the combined balance of the notes.

        On April 10, 2002, the Company filed a registration statement to offer to exchange up to $59.3 million in aggregate principal amount of its registered 14% Notes (including unregistered notes paid as interest on unregistered notes). The registration statement, was declared effective by the Commission on June 28, 2002. The prospectus was supplemented on July 8, 2002 to increase the maximum amount of notes subject to the exchange to $60.3 million, thereby covering the notes issued as interest paid in kind on June 15, 2002. In connection with the exchange offer, which expired on August 9, 2002, all outstanding unregistered 14% Notes were exchanged for registered 14% Notes with substantially identical terms effective August 16, 2002.

Note F. Borrowing Arrangements

        Long-term borrowings, in order of preference, consist of:

			Amount Outstanding December 31,
	Interest Rate(s)
		Due Date	2002	2003
Senior Credit Facility	Various	June 2006	$31,600	$36,100
Senior Subordinated Second Lien Notes	14.00%	December 2006	61,608	57,455
Senior Subordinated Notes	9.25%	March 2008	48,877	48,877
Carrying value in excess of principal	Various	Various	14,181	10,155
Joint venture debentures	11.00-15.00%	Various	2,550	1,863
Capital lease obligations	Various	Various	5,425	4,418
Obligations on Seller notes and other	Various	Various	1,932	2,211

			166,173	161,079
Less current portion			3,253	2,840

			$162,920	$158,239

        The 14% Senior Subordinated Second Lien Notes (14% Notes) were issued in January 2002 and are due in December 2006. The 14% Notes are registered with the Securities and Exchange Commission. Interest accrues at the rate of 14% per annum and is payable semi-annually in a combination of cash and additional registered notes (the "PIK Notes"), in arrears on June 15 and December 15, commencing on June 15, 2002. Interest in the amount of 10% per annum is paid in cash, and interest in the amount of 4% per annum is paid in PIK Notes. Standard makes each interest payment to the holders of record on the immediately preceding June 1 and December 1. PIK Notes are issued in denominations of $100 principal amount and integral multiples of $100. The amount of PIK Notes issued is rounded down to the nearest $100 with any fractional amount refunded to the holder as cash.

        Standard's 9 1/4% Senior Subordinated Notes, (the "9 1/4% Notes"), were issued in September of 1998 and are due in March of 2008. The 9 1/4% Notes are registered with the Securities and Exchange Commission.

        On September 9, 2003, we repurchased a portion of our 14% Notes at a discount for $5.9 million in cash. The transaction and its effects are as follows:

	Senior subordinated second lien 14% notes	Senior subordinated 9 1/4% notes	Carrying value in excess of principal
Balance at December 31, 2002	$61,608	$48,877	$14,181
Repurchase of 14% Notes, at face value	(6,500)	—	(1,172)
Amortization of carrying value	—	—	(2,854)
PIK notes issued and accrued	2,347	—	—

Balance at December 31, 2003	$57,455	$48,877	$10,155

        We entered into a Second Amended and Restated Credit Agreement as of August 28, 2003 with LaSalle Bank National Association, as agent and revolving lender, and Credit Suisse First Boston, as term loan lender. Credit Suisse First Boston has subsequently assigned all of its loans and rights as lender to several funds affiliated with GoldenTree Asset Management. This Second Amended and Restated Credit Agreement represents a restructuring of the prior $43.0 million senior credit facility.

        The senior credit facility consists of $65.0 million in revolving and term loans, specifically:

  •
  a $33.0 million revolving credit facility provided by LaSalle Bank, which will expire on June 30, 2006, including a letter of credit facility with a sublimit of $30.0 million or such greater amount as LaSalle Bank may agree to for letters of credit; and

  •
  a $32.0 million term loan held by GoldenTree Asset Management due in full on July 31, 2006.

        The revolving credit facility bears interest, at our option, at either LIBOR plus 4.50% or an adjusted base rate plus 2.25%. The term loan bears interest equal to the rate publicly announced from time to time by LaSalle Bank as its "prime rate," which cannot be less than 4.25% per annum, plus 6.75%. Accrued term loan interest is payable monthly in arrears. Pursuant to the terms of the credit agreement, we have elected to defer the cash payment of 3% per annum of term loan interest. The deferred amount, together with accrued interest thereon, is payable upon maturity of the term loan.

        The senior credit facility includes covenants that limit our ability to incur additional indebtedness, issue preferred stock or pay dividends and contains certain other restrictions on our activities. It is secured by substantially all of our existing and future domestic guarantor subsidiaries' existing and after-acquired assets, including a pledge of 100% of the stock of our existing and future domestic guarantor subsidiaries and 65% of the stock of our existing and future foreign subsidiaries, by a first priority pledge of all of our common stock owned by AP Holdings and by all other existing and after-acquired property of AP Holdings.

        If we identify investment opportunities requiring cash in excess of our cash flows and existing cash, we may borrow under our senior credit facility.

        At December 31, 2003 borrowings against the senior credit facility aggregated $36.1 million. In addition, there were $17.2 million of letters of credit outstanding, resulting in $11.7 million availability under the senior credit facility.

        The 9 1/4% Notes, 14% Notes and New Facility contain covenants that limit Standard from incurring additional indebtedness and issuing preferred stock, restrict dividend payments, limit transactions with affiliates and restrict certain other transactions. Substantially all of Standard's net assets are restricted under these provisions and covenants (See Note O).

        Consolidated joint ventures have entered into four agreements for stand-alone development projects providing nonrecourse funding. These joint venture debentures are collateralized by the specific contracts that were funded and approximate the net book value of the related assets.

        The Company has entered into various financing agreements, which were used for the purchase of equipment.

        The aggregate maturities of borrowings outstanding at December 31, 2003 are as follows:

2004	$2,786
2005	2,531
2006	96,216
2007	213
2008 and thereafter	50,469

152,215
Carrying value in excess of principal related to the debt recapitalization	10,155

$162,370

        The amounts include paid-in-kind interest and the 5% premium on the 14% Notes as defined in the indenture.

Note G. Income Taxes

        For 2001 and through January 11, 2002, the Company was included in the Consolidated Federal Income Tax Return of AP Holdings. In connection with the debt restructuring on January 11, 2002, the Company ceased being included in the AP Holdings return and filed its own separate Consolidated Federal Income Tax Return from January 12, 2002 through December 31, 2002 and will also do so for 2003. The Company's income tax provision is determined on a separate return basis. Income tax expense consists of foreign, state, and local taxes.

        At December 31, 2003, we had $66.0 million of federal net operating loss (NOLs) carryforwards and $19.2 million of net cumulative temporary differences which will provide future net tax deductions. Assuming a 39% tax rate, the NOLs and net temporary differences create a deferred tax asset of $33.2 million. Due to our historical financial results, a full valuation allowance has been recorded on the net deferred tax assets.

        At December 31, 2003, the Company has net operating loss carry forwards of $65,974 for federal income tax purposes that expire in years 2016 through 2023.

        A reconciliation of the Company's reported income tax expense to the amount computed by multiplying loss before income taxes by the effective federal income tax rate is as follows:

	2001	2002	2003
Statutory benefit	$(11,916)	$(1,155)	$(462)
Permanent differences	1,481	86	187
State taxes, net of federal benefit	123	129	160
Effect of foreign tax rates	(54)	(44)	64

	(10,366)	(984)	(51)
Change in valuation allowance	10,772	1,412	675

Income tax expense	$406	$428	$624

        Income tax expense consists of the following:

	2001	2002	2003
Current:
Foreign	$219	$232	$381
State	187	196	243

Income tax expense	$406	$428	$624

        Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2002 and 2003 are as follows:

	2002	2003
Net operating loss carry forwards	$22,242	$25,730
Accrued expenses	6,822	7,734
Accrued compensation	2,407	2,500
Carrying value inexcess of principal	5,530	3,960
Restructuring reserves	501	437
Carry forwards	1,206	1,094

	38,708	41,455
Book over tax depreciation and amortization	(5,154)	(7,226)

Net deferred tax assets before valuation allowance	33,554	34,229
Less: valuation allowance for deferred tax assets	(33,554)	(34,229)

Net deferred tax assets	$—	$—

        For financial reporting purposes, a valuation allowance for net deferred tax assets will continue to be recorded until realization of such assets is more likely than not. Taxes paid, which are to certain states and foreign jurisdictions, were $741, $546 and $536 in 2001, 2002 and 2003, respectively.

Note H. Benefit Plans

        The Company offers deferred compensation arrangements for certain key executives and sponsors an employees' savings and retirement plan in which certain employees are eligible to participate. Subject to their continued employment by the Company, certain employees offered supplemental pension arrangements will receive a defined monthly benefit upon attaining age 65. At December 31, 2002 and 2003, the Company has accrued $2,509 and $2,614, respectively, representing the present value of the future benefit payments.

        Participants in the savings and retirement plan may elect to contribute a portion of their compensation to the plan. The Company, contributes an amount in cash or other property as required by the plan. Expenses related to these plans amounted to $872, $872, and $784 in 2001, 2002 and 2003, respectively.

        The Company also contributes to two multi-employer defined contribution and nine multi-employer defined benefit plans which cover certain union employees. Expenses related to these plans were $997, $1,119 and $566 in 2001, 2002 and 2003, respectively.

Note I. Leases and Contingencies

        The Company operates parking facilities under operating leases expiring on various dates, generally prior to 2016. Certain of the leases contain options to renew at the Company's discretion.

        At December 31, 2003, the Company was committed to install certain capital improvements at leased facilities in future years, at an estimated cost of $180.

        Future annual rent expense is not determinable due to the application of percentage factors based on revenues. At December 31, 2003, the Company's minimum rental commitments, excluding contingent rent provisions under all non-cancelable leases with remaining terms of more than one year, are as follows:

2004	$20,547
2005	15,918
2006	14,188
2007	12,305
2008	9,001
2009 and thereafter,	25,105

$97,064

        Rent expense, including contingent rents, was $108,823, $96,682 and $94,105 in 2001, 2002 and 2003, respectively.

        Contingent rent expense was $81,467, $76,088 and $73,558 in 2001, 2002 and 2003, respectively.

        In the normal course of business, the Company is involved in disputes, generally regarding the terms of lease agreements. In the opinion of management, the outcome of these disputes and litigation will not have a material adverse effect on the consolidated financial position or operating results of the Company.

Note J. Redeemable Preferred Stock

        In connection with the Standard Companies acquisition on March 30, 1998, the Company received $40,683 from AP Holdings in exchange for $70,000 face amount of 11 1/4% Redeemable Preferred Stock (the "Series C preferred stock"). Cumulative preferred dividends are payable semi-annually at the rate of 11 1/4%. Any semi-annual dividend not declared or paid in cash automatically increases the liquidation preference of the stock by the amount of the unpaid dividend. The Company is required to redeem the stock no later than March 2008.

        The Series C preferred stock has a maturity date of March 2008 and has an initial liquidation preference equal to $1,000,000 per share or $40.7 million in the aggregate. The Series C Preferred stock accrues dividends on a cumulative basis at 11 1/4% per year. At December 31, 2003, dividends in arrears were $33.5 million with a per share valuation of $1,893,048. Conversion may be fixed by resolution of the Board of Directors and the shares have no voting rights except as to alterations or changes that may adversely affect the holders of the Series C Preferred stock.

        In January 2002, the Company redeemed $1.5 million and $0.1 million the Series C preferred stock held by AP Holdings in two separate transactions for cash of $1.6 million. On June 17, 2002, the Company redeemed an additional $0.9 million of Series C preferred stock held by AP Holdings for $0.9 million in cash. On September 9, 2003, the Company redeemed an additional $2.4 million of the Series C preferred stock held by AP Holdings. The proceeds received by AP Holdings were used by it to repurchase, directly or indirectly, its outstanding 11 1/4% senior discount notes.

	Series C preferred stock 11 1/4% For the year ended December 31,
	2002		2003
	Shares	Value	Shares	Value
Beginning balance	40.6826	$61,330	33.2194	$56,347
Redemptions	(1.6259)	(2,500)	(1.319)	(2,413)
Swap series C for D	(5.8373)	(8,800)	—	—
Dividends accumulated	—	6,317	—	6,455

Ending balance	33.2194	$56,347	31.9004	$60,389

        On January 11, 2002, the Company, in connection with our recapitalization, issued 3,500 shares of the 18% Senior Convertible Redeemable Series D Preferred Stock (the "Series D Preferred") to Fiducia, Ltd. which has a maturity date as of June 2008 and has an initial liquidation preference equal to $10,000 per share or $35.0 million in the aggregate. The Series D Preferred stock accrues dividends on a cumulative basis at 18% per year. At December 31, 2003, dividends in arrears were $16.4 million with a per share valuation of $14,100. Conversion is upon occurrence of an IPO at a rate related to the IPO price and the shares have no voting rights except as to creation of any class or series of shares ranking senior to the Series D preferred stock. The number of shares of Series D preferred stock authorized for issuance is 17,500.

        On March 11, 2002 the Company exchanged with the parent company $8.8 million of Series C preferred stock for $5.0 million of Series D preferred stock.

	Series D preferred stock 18% For the period ended
	2002		2003
	Shares	Value	Shares	Value
Beginning balance	—	$—	4,000	$47,224
Issuance with exchange	3,500.0	35,000	—	—
Swap of series C for D	500.0	5,000	—	—
Dividends accumulated	—	7,224	—	9,175

Ending balance	4,000	$47,224	4,000	$56,399

Note K. Contingency and Related Party Transactions

        We have management contracts to operate two surface parking lots in Chicago. Myron C. Warshauer, Steven A. Warshauer, Stanley Warshauer, Michael K. Wolf and SP Associates own membership interests in a limited liability company that is a member of the limited liability companies that own those lots. We received a total of $37,500 in management fees for these lots in 2001, $38,300 in 2002 and $39,200 in 2003 under the applicable management contracts. We estimate that such management fees are no less favorable than would normally be obtained through arms-length negotiations.

        SP Associates is an affiliate of JMB Realty Corp., from which we lease office space for our corporate offices in Chicago. Payments pursuant to the lease agreement aggregated approximately $1.3 million during 2001, $1.2 million during 2002 and $1.3 million in 2003.

        In connection with the acquisition of a 76% interest in Executive Parking Industries, LLC, through the acquisition of its parent company, S&S Parking, Inc., we entered into a management agreement dated May 1, 1998, with D&E Parking, Inc., in which two of our officers have an interest, to assure the continuation of services previously provided by Edward Simmons and Dale Stark, the principal shareholders of D&E. Mr. Simmons is now one of our executive vice presidents and Mr. Stark is now one of our senior vice presidents. The management agreement is for a period of nine years, terminating on April 30, 2007. In consideration of the services to be provided by D&E, we agreed to pay D&E an annual base fee, payable in equal monthly installments, in the first year equaling $500,000 and increasing to $719,000 in the ninth year of the agreement. Standard Parking provides property management services to Elmwood Villas, a residential apartment complex in Las Vegas and Paxton Plaza, a shopping center in Los Angeles. Both of these properties are controlled by entities affiliated with D&E. We expect to expand our property management services for entities controlled by D&E.

        On December 31, 2000, we entered into an agreement to sell, at fair market value, certain contract assets to D & E Parking, Inc. We continue to operate the parking facilities and receive management fees and reimbursement for support services in connection with the operation of the parking facilities. We received a total of $186,000 in 2001, $116,000 in 2002 and $133,000 in 2003. D&E Parking received $466,000 in 2001, $325,000 in 2002 and $358,000 in 2003.

        We entered into a management agreement dated as of September 19, 2000, with Circle Line Sightseeing Yachts, Inc. to manage and operate certain parking facilities located along the Hudson River and Piers located in New York City and under the control of Circle Line. Circle Line is approximately 83% owned by members of John V. Holten's immediate family. We received a total of $73,000 in 2001, $66,000 in 2002 and $131,400 in 2003. We estimate that such amounts are no less favorable than would normally be obtained through arms-length negotiations. Additionally, Circle Line has the right to require us to temporarily advance to Circle Line on or before each December 31st and April 1st the anticipated net profit in increments of $100,000 each. We made advances of $300,000 in 2001 and $200,000 in 2002, all of which has been repaid. We made an advance of $100,000 in 2003 which is still outstanding.

        We amended the management agreement with Circle Line on June 9, 2003 and loaned Circle Line an additional $300,000 at an interest rate of 9% per annum due on November 1, 2003, all of which has been repaid.

Note L. Legal Proceedings

        We are subject to various claims and legal proceedings that consist principally of lease and contract disputes. We consider these claims and legal proceedings to be routine and incidental to our business, and in the opinion of management, the ultimate liability with respect to these proceedings and claims will not materially affect our financial position, operations or liquidity.

Note M. Capital Leases

        Property under capital leases included within equipment is as follows:

	December 31,
	2002	2003
Service vehicles	$5,651	$5,774
Computer equipment	897	997
Parking equipment	674	1,388

	7,222	8,159
Less: Accumulated depreciation	1,762	3,450

	$5,460	$4,709

        Future minimum lease payments under capital leases at December 31, 2003 together with the present value of the minimum lease payments are as follows:

2004	$2,327
2005	1,910
2006	501
2007	44
2008	1

Total minimum payments	4,783
Less: Amounts representing interest	365

Present value of minimum payments	4,418
Less: Current portion	2,150

Total long-term portion	$2,268

Note N. Stock Option Plan

        The 2001 Option Plan, which authorizes the issuance of the Company's 18% Senior Convertible Redeemable Series D Preferred Stock, is intended to further the Company's success by increasing the ownership of certain executives, employees, directors, and consultants to the Company and to enhance the Company's ability to attract and retain executives, employees, directors and consultants.

        The chairman of the Company's board of directors administers the 2001 Option Plan, selects eligible executives, employees, directors and/or consultants to receive options, determines the number of shares of preferred stock covered by options, determines the exercise price of an option, the terms under which options may be exercised, but in no event may such options be exercised later than 10 years from the grant date, and the other terms and conditions of options in accordance with the provisions of the 2001 Option Plan.

        If the Company undergoes a change in control, completes an initial public offering of the Company's common stock, or an optional redemption as such terms defined in the 2001 Option Plan, all outstanding options will immediately become fully vested and exercisable. In the event of a change of control, the chairman of the board of directors may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, generally based on the consideration received by the Company's shareholders in the transaction.

        Subject to particular limitations specified in the 2001 Option Plan, the Company's board of directors may amend or terminate the 2001 Option Plan. The 2001 Option Plan will terminate no later than 10 years from the effective date of the 2001 Option Plan. Shares of 18% Senior Convertible Redeemable Series D Preferred Stock authorized for the 2001 option plan totaled 1,000 of which 496.14 are available for future option grants.

        The following summarizes information about stock option transactions:

	Shares	Exercise price per share
Outstanding at December 31, 2001	—	—
Options granted	503.86	$5,600.00

Outstanding at December 31, 2002	503.86	5,600.00
Options granted	—	—

Outstanding at December 31, 2003	503.86	$5,600.00

Note O. Subsidiary Guarantors

        Substantially all of the Company's direct or indirect wholly owned active domestic subsidiaries, fully, unconditionally, jointly and severally guarantee the Senior Subordinated Notes discussed in Note E Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include joint ventures, wholly owned subsidiaries of the Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for Standard, the guarantor subsidiaries of the Company and the non-guarantor subsidiaries of the Company:

	Standard Parking Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Total
2001
Balance Sheet Data:
Cash and cash equivalents	$8,522	$(2,009)	$1,089	$—	$7,602
Notes and accounts receivable	30,568	5,767	3,941	—	40,276
Current assets	40,105	3,822	5,145	—	49,072
Leaseholds and equipment, net	10,377	5,141	3,065	—	18,583
Goodwill	23,492	88,618	3,222	—	115,332
Investment in subsidiaries	95,204	—	—	(95,204)	—
Total assets	173,775	101,771	11,892	(95,204)	192,234
Accounts payable	25,238	6,865	2,517	—	34,620
Current liabilities	55,706	7,769	5,753	—	69,228
Long-term borrowings, excluding current portion	171,127	—	2,576	—	173,703
Redeemable preferred stock, series C	61,330	—	—	—	61,330
Common stock subject to put/call rights	8,500	—	—	—	8,500
Total common stockholders' (deficit) equity	(133,185)	93,034	2,170	(95,204)	(133,185)
Total liabilities and common stockholders'equity (deficit)	173,775	101,771	11,892	(95,204)	192,234
Income Statement Data:
Parking services revenue	$457,945	$82,586	$21,256	—	$561,787
Cost of parking services	420,026	67,529	17,245	—	504,800
Gross profit	37,919	15,057	4,011	—	56,987
Depreciation and amortization	8,683	5,058	1,760	—	15,501
Special charges	15,869	—	—	—	15,869
Operating income (loss)	9,356	(15,708)	1,990	—	(4,362)
Interest expense (income), net	17,192	(51)	458	—	17,599
Equity in earnings of subsidiaries	(15,004)	—	—	15,004	—
Net (loss) income	(35,454)	(15,657)	653	15,004	(35,454)
Cash Flows Data:
Net cash provided by (used in)operating activities	$14,423	$(2,039)	$(2,957)	$—	$9,427
Investing activities:
Purchase of leaseholds and equipment	(1,491)	(46)	—	—	(1,537)
Purchase of leaseholds and equipment by joint venture	—	—	(10)	—	(10)
Contingent purchase payments	(533)	—	—	—	(533)
Net cash used in investing activities	(2,024)	(46)	(10)	—	(2,080)
Financing activities:
Proceeds from long-term borrowings	1,650	—	—	—	1,650
Payments on long-term borrowings	(975)	—	—	—	(975)
Payments on joint venture borrowings	(1,687)	—	—	—	(1,687)
Payments on debt issuance costs	(1,735)	—	—	—	(1,735)
Payments on capital leases	(108)	—	—	—	(108)
Net cash used in financing activities	(2,855)	—	—	—	(2,855)
Effect of exchange rate changes	(429)	—	—	—	(429)
Increase (decrease) in cash and cash equivalents	9,115	(2,085)	(2,967)	—	4,063

2002
Balance Sheet Data:
Cash and cash equivalents	$3,933	$1,428	$792	$—	$6,153
Notes and accounts receivable	16,138	12,821	3,712	—	32,671
Current assets	21,711	14,289	4,445	—	40,445
Leaseholds and equipment, net	12,387	4,458	3,065	—	19,910
Goodwill	23,651	89,031	3,262	—	115,944
Investment in subsidiaries	102,661	—	—	(102,661)	—
Total assets	171,375	111,233	11,003	(102,661)	190,950
Accounts payable	16,851	5,505	2,047	—	24,403
Current liabilities	36,286	8,323	4,979	—	49,588
Long-term borrowings, excluding current portion	159,700	346	2,874	—	162,920
Redeemable preferred stock, series D	47,224	—	—	—	47,224
Redeemable preferred stock, series C	56,347	—	—	—	56,347
Common stock subject to put/call rights	9,470	—	—	—	9,470
Total common stockholders' (deficit) equity	(147,560)	100,105	2,556	(102,661)	(147,560)
Total liabilities and common stockholders' equity (deficit)	171,375	111,233	11,003	(102,661)	190,950
Income Statement Data:
Parking services revenue	$454,671	$71,244	$20,636	$—	$546,551
Cost of parking services	417,332	55,843	17,043	—	490,218
Gross profit	37,339	15,401	3,593	—	56,333
General and administrative	4,032	25,839	262	—	30,133
Depreciation and amortization	4,528	1,868	1,158	—	7,554
Special charges	2,831	—	66	—	2,897
Management fee-parent company	3,000	—	—	—	3,000
Operating income (loss)	22,948	(12,306)	2,107	—	12,749
Interest expense (income), net	15,660	(19)	324	—	15,965
Equity in earnings of subsidiaries	(11,321)	—	—	11,321	—
Net (loss) income	(3,824)	(12,287)	966	11,321	(3,824)
Cash Flows Data:
Net cash provided by (used in) operating activities	$542	$3,437	$(294)	$—	$3,685
Investing activities:
Purchase of leaseholds and equipment	(1,843)	—	—	—	(1,843)
Purchase of leaseholds and equipment of joint venture	—	—	(3)	—	(3)
Contingent purchase payments	(612)	—	—	—	(612)
Net cash net used in investing activities	(2,455)	—	(3)	—	(2,458)

Financing activities:
Proceeds from long-term borrowings	3,000	—	—	—	3,000
Payments on long-term borrowings	(394)	—	—	—	(394)
Payments on joint venture borrowings	(882)	—	—	—	(882)
Payments on debt issuance costs	(159)	—	—	—	(159)
Payments on capital leases	(1,900)	—	—	—	(1,900)
Redemption of preferred stock	(2,500)	—	—	—	(2,500)
Net cash used in financing activities	(2,835)	—	—	—	(2,835)
Effect of exchange rate changes	159	—	—	—	159
(Decrease) increase in cash and cash equivalents	(4,589)	3,437	(297)	—	(1,449)
2003
Balance Sheet Data:
Cash and cash equivalents	$6,660	$78	$1,732	$—	$8,470
Notes and accounts receivable	25,889	542	4,492	—	30,923
Current assets	33,970	620	6,239	—	40,829
Leaseholds and equipment, net	13,518	381	2,060	—	15,959
Goodwill	110,032	3,545	3,813	—	117,390
Investment in subsidiaries	8,573	—	—	(8,573)	—
Total assets	180,878	4,665	12,615	(8,573)	189,585
Accounts payable	23,201	321	1,449	—	24,971
Current liabilities	43,948	984	5,140	—	50,072
Long-term borrowings, excluding current portion	156,325	20	1,894	—	158,239
Convertible redeemable preferred stock, series D	56,399	—	—	—	56,399
Redeemable preferred stock, series C	60,389	—	—	—	60,389
Common stock subject to put/call rights	10,712	—	—	—
Total common stockholders' (deficit) equity	(166,002)	3,661	4,912	(8,573)	(166,002)
Total liabilities and common stockholders' equity (deficit)	180,878	4,665	12,615	(8,573)	189,585
Income Statement Data:
Parking services revenue	509,031	22,295	14,211	—	545,537
Cost of parking services	454,436	20,211	10,188	—	484,835
Gross profit	54,595	2,084	4,023	—	60,702
Depreciation and amortization	6,408	213	880	—	7,501
Special charges	866	—	189	—	1,055
Management fee-parent company	3,000	—	—	—	3,000
Valuation allowance related to long-term receivable	2,650	—	—	—	2,650
Operating income (loss)	9,587	1,871	2,344	—	13,802
Interest expense (income), net	16,390	1	168	—	16,559
Equity in earnings of subsidiaries	3,456	—	—	(3,456)	—
Net (loss) income	(1,981)	1,870	1,586	(3,456)	(1,981)
Cash Flows Data:
Net cash (used in) provided by operating activities	13,288	(19)	376	—	13,645
Investing activities:
Purchase of leaseholds and equipment	(1,812)	—	—	—	(1,812)
Contingent purchase payments	(709)	—	—	—	(709)
Net cash used in investing activities	(2,521)	—	—	—	(2,521)

Financing activities:
Proceeds from long-term borrowings	—	—	332	—	332
Proceeds from senior credit facility	4,500	—	—	—	4,500
Payments on long-term borrowings	(21)	—	(33)	—	(54)
Payments on joint venture borrowings	—	—	(687)	—	(687)
Payments of debt issuance costs	(2,987)	—	—	—	(2,987)
Payments on capital leases	(1,994)	—	—	—	(1,994)
Repurchase of 15% senior subordinated second lien notes	(5,915)	—	—	—	(5,915)
Redemption of preferred stock	(2,413)	—	—	—	(2,413)
Net cash provided by financing activities	(8,830)	—	(388)	—	(9,218)
Effect of exchange rate change	—	—	411	—	411
Increase (decrease) in cash and cash equivalents	1,937	(19)	399	—	2,317

STANDARD PARKING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

	December 31, 2003	March 31, 2004
	(see Note)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,470	$7,658
Notes and accounts receivable, net	30,923	32,191
Prepaid expenses and supplies	1,436	1,558

Total current assets	40,829	41,407
Leaseholds and equipment, net	15,959	14,928
Long-term receivables, net	5,431	6,700
Advances and deposits	2,090	2,016
Goodwill	117,390	117,505
Intangible and other assets, net	7,886	7,425

Total assets	$189,585	$189,981

LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$24,971	$29,893
Accrued and other current liabilities	22,261	22,198
Current portion of long-term borrowings	2,840	2,790

Total current liabilities	50,072	54,881
Long-term borrowings, excluding current portion	158,239	154,559
Other long-term liabilities	19,776	18,961
Convertible redeemable preferred stock, series D	56,399	58,937
Redeemable preferred stock, series C	60,389	62,049
Common stock subject to put/call rights; 5.01 shares issued and outstanding	10,712	11,027
Common stockholders' deficit:
Common stock, par value $1.00 per share; 3,000 shares authorized; 26.3 shares issued and outstanding	1	1
Additional paid-in capital	15,222	15,222
Accumulated other comprehensive income	(233)	(226)
Accumulated deficit	(180,992)	(185,430)

Total common stockholders' deficit	(166,002)	(170,433)

Total liabilities and common stockholders' deficit	$189,585	$189,981

Note:
The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

See Notes to Condensed Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data, unaudited)

	Three Months Ended
	March 31, 2003	March 31, 2004
Parking services revenue:
Lease contracts	$35,674	$35,121
Management contracts	17,969	20,873
Reimbursement of management contract expense	76,813	87,721

Total revenue	130,456	143,715
Cost of parking services:
Lease contracts	32,818	32,424
Management contracts	6,696	8,119
Reimbursed management contract expense	76,813	87,721

Total cost of parking services	116,327	128,264
Gross profit:
Lease contracts	2,856	2,697
Management contracts	11,273	12,754

Total gross profit	14,129	15,451
General and administrative expenses	8,111	8,483
Special charges	97	—
Depreciation and amortization	1,890	1,586
Management fee-parent company	750	750

Operating income	3,281	4,632
Interest expense (income):
Interest expense	4,043	4,375
Interest income	(42)	(93)

	4,001	4,282
(Loss) income before minority interest and income taxes	(720)	350
Minority interest expense	65	97
Income tax expense	178	178

Net (loss) income	(963)	75
Preferred stock dividends	3,688	4,198
Increase in value of common stock subject to put/call rights	243	315

Net loss attributable to common stockholders	$(4,894)	$(4,438)

See Notes to Condensed Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except for share and per share data, unaudited)

	Three Months Ended
	March 31, 2003	March 31, 2004
Operating activities:
Net (loss) income	$(963)	$75
Adjustments to reconcile net (loss) income to net cash provided by operations:
Depreciation and amortization	1,890	1,586
Non-cash interest expense	311	632
(Reversal) provision for losses on accounts receivable	(151)	73
Change in operating assets and liabilities	13,267	1,048

Net cash provided by operating activities	14,354	3,414
Investing activities:
Purchase of leaseholds and equipment	(39)	(175)
Contingent purchase payments	(118)	(157)

Net cash used in investing activities	(157)	(332)
Financing activities:
Payments on senior credit facility	(12,300)	(3,200)
Payments on long-term borrowings	(18)	(37)
Payments on joint venture borrowings	(181)	(133)
Payments of debt issuance costs	(330)	—
Payments on capital leases	(619)	(531)

Net cash used in financing activities	(13,448)	(3,901)
Effect of exchange rate changes on cash and cash equivalents	250	7

Increase (decrease) in cash and cash equivalents	999	(812)
Cash and cash equivalents at beginning of period	6,153	8,470

Cash and cash equivalents at end of period	$7,152	$7,658

Supplemental disclosures:
Cash paid during the period for:
Interest	$3,183	$3,431
Income taxes	271	27
Supplemental disclosures of non-cash activity:
Debt issued for capital lease obligation	$73	$357
Issuance of 14% senior subordinated second lien notes	615	574

See Notes to Condensed Consolidated Financial Statements.

STANDARD PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for Period Ending March 31, 2004

(in thousands except for share and per share data, unaudited)

1.    Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Standard Parking Corporation ("Standard" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

        In the opinion of management, all adjustments (consisting only of adjustments of a normal and recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that might be expected for any other interim period or the fiscal year ending December 31, 2004. The financial statements presented in this report should be read in conjunction with the consolidated financial statements and footnotes thereto included in our 2003 Annual Report on Form 10-K filed March 29, 2004.

        Certain reclassifications have been made to the 2003 financial information to conform to the 2004 presentation.

2.    Recently Issued Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin ("ARB") No. 51." This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter or interim period ending after December 15, 2003, in which a company holds a variable interest in an entity that it acquired before February 1, 2003. The adoption of FIN 46 did not have an impact on our results of operations or financial position.

        In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No. 150, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability and the dividends previously classified as charges to equity must be recorded as an expense in the statement of operations. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For purposes of the effective date of SFAS No. 150, we are considered a non-public entity. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have an impact on our results of operations or financial position.

3.    Goodwill and Intangible Assets

        On January 1, 2002, we adopted SFAS No. 142, which eliminates the amortization of goodwill and requires that the goodwill be tested for impairment. Impairment tests of goodwill made during the period ended March 31, 2004 did not require adjustment to the carrying value of our goodwill. As of March 31, 2003 and 2004, our definite lived intangible assets of $2,673 and $2,115, respectively, net of accumulated amortization of $3,385 and $3,689, respectively, which primarily consist of non-compete agreements, continue to be amortized over their useful lives.

        The change in the carrying amount of goodwill is summarized as follows:

Beginning balance at December 31, 2003	$117,390
Effect of foreign currency translation	(42)
Contingency payments related to prior acquisitions	157

Ending balance at March 31, 2004	$117,505

        Amortization expense for intangible assets during the three months ended March 31, 2004 was $149. Estimated amortization expense for 2004 and the five succeeding fiscal years is as follows:

Estimated Amortization Expense
2004	$595
2005	572
2006	516
2007	516
2008	141
2009	16

4.    Bradley Airport Contract

        Long-term receivables, net, consist of the following:

	Amount Outstanding
	December 31, 2003	March 31, 2004
Bradley International Airport
Guarantor payments	$4,471	$5,694
Other Bradley related	2,611	2,657
Valuation allowance	(2,650)	(2,650)

Net amount related to Bradley	4,432	5,701
Other long-term receivables	999	999

Total long-term receivables	$5,431	$6,700

        We are the lessee under a 25-year lease with the State of Connecticut that expires on April 6, 2025, under which we lease the surface parking and 3,500 garage parking spaces at Bradley International Airport located in the Hartford, Connecticut metropolitan area. The parking garage was financed on April 6, 2000 through the issuance of $47.7 million of State of Connecticut special facility revenue bonds. The Bradley lease provides that we deposit with a trustee for the bondholders all gross revenues collected from operations of the surface and garage parking, and from these gross revenues, the trustee pays debt service on the special facility revenue bonds, operating and capital maintenance expenses of the surface and garage parking facilities and specific annual guaranteed minimum payments to the State. Principal and interest on the Bradley special facility revenue bonds increases from approximately $3.6 million in lease year 2002 to approximately $4.5 million in lease year 2025. Our annual guaranteed minimum payments to the State increase from approximately $8.3 million in lease year 2002 to approximately $13.2 million in lease year 2024.

        To the extent that monthly gross receipts are not sufficient for the trustee to make the required payments we are obligated, pursuant to our guaranty agreement, to deliver the deficiency amount to the trustee within three business days of notice. We are responsible for these deficiency payments regardless of the amount of utilization for the Bradley parking facilities. We made payments of $3.3 million in the year ended December 31, 2003 and $1.2 million in the period ended March 31, 2004, to cover these deficiency payments.

        We recorded $2.7 million as a valuation allowance related to long-term receivables for the year ended December 31, 2003, in an amount sufficient to cover all net receivables related to Bradley Airport, other than the guarantor payments. There was no additional allowance recorded in the period ended March 31, 2004. It is anticipated that we will continue to reflect a valuation allowance against these receivables until the collectibility in the short term is readily apparent.

5.    Special Charges

        Included in "Special Charges" in the accompanying condensed consolidated statements of operations are the following:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2004
Cost associated with prior year terminated locations	$56	$—
Parent company expenses	41	—

	$97	$—

        The 2003 special charges relate primarily to costs associated with prior year terminated contracts. There were no special charges incurred for the period ended March 31, 2004.

6.    Exchange and Recapitalization

        On January 11, 2002, Standard completed an unregistered exchange and recapitalization of a portion of its 9 1/4% Notes. Standard received gross cash proceeds of $20.0 million and retired $91.1 million of 9 1/4% Notes. In exchange, Standard issued $59.3 million of 14% Notes and 3,500 shares of 18% Senior Convertible Redeemable Series D Preferred Stock (Series D Preferred Stock), with a face value of $35.0 million which are redeemable at the option of the holder on or after June 15, 2008. In conjunction with the exchange, the

Company repaid $9.5 million of indebtedness under the Senior Credit Facility, paid $2.7 million in accrued interest relating to the $91.1 million of the 9 1/4% Senior Subordinated Notes due 2008 that were tendered, $9.7 million (including $1.3 million capitalized as debt issuance costs related to the amended and restated senior credit facility) in fees and expenses related to the exchange, which included a $3.0 million transaction advisory fee to AP Holdings, Inc. ("AP Holdings"), Standard's parent company, and a repurchase of $1.5 million of redeemable preferred stock held by AP Holdings. The fees and expenses of $9.7 million related to the exchange and the amended and restated senior credit facility were provided for in the period ended December 31, 2001. The Company repurchased $0.1 million of redeemable preferred stock held by AP Holdings on February 20, 2002, $0.9 million on June 17, 2002 and $2.4 million on September 9, 2003.

        The January 11, 2002 exchange offer and recapitalization and its effect were as follows:

	Senior subordinated 9 1/4% notes	Senior subordinated second lien 14% notes	Carrying value in excess of principal	Series D preferred stock 18%
Balance at December 31, 2001	$140,000	$—	$—	$—
Exchange of debt	(91,123)	59,285	16,838	35,000
Swap of series C for D	—	—	—	5,000
Dividends accumulated	—	—	—	7,224
Amortization of carrying value	—	—	(2,657)	—
PIK Notes issued and accrued	—	2,323	—	—

Balance at December 31, 2002	$48,877	$61,608	$14,181	$47,224

        The exchange offer and recapitalization were accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("FAS 15"). Under FAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments (principal and interest combined) under the restructured debt or redeemable preferred stock issued (including dividends), are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of any changes are reflected in future periods as a reduction in interest expense. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt.

        In addition, under FAS 15, when a debtor issues a redeemable equity interest in partial satisfaction of debt in conjunction with a modification of terms, the redeemable equity interest is treated similar to debt. Legal fees and other direct costs incurred by a debtor to effect a troubled debt restructuring are expensed as incurred, except for amounts incurred directly in granting an equity interest, if any.

        The accounting for this exchange under FAS 15 was as follows:

  •
  No gain was recognized by the Company for the excess of (a) the principal of the 14% notes exchanged for the 9 1/4% notes, over (b) the principal of the 9 1/4% notes.

  •
  The excess, Carrying Value in Excess of Principal, remains part of the carrying value of the Company's debt, and is being amortized as a reduction to future interest expense using an effective interest rate applied to the combined balance of the notes.

        On April 10, 2002, the Company filed a registration statement to offer to exchange up to $59.3 million in aggregate principal amount of its registered 14% Notes (including unregistered notes paid as interest on unregistered notes). The registration statement, was declared effective by the Securities and Exchange Commission on June 28, 2002. The prospectus was supplemented on July 8, 2002 to increase the maximum amount of notes subject to the exchange to $60.3 million, thereby covering the notes issued as interest paid in kind on June 15, 2002. In connection with the exchange offer, which expired on August 9, 2002, all outstanding unregistered 14% Notes were exchanged for registered 14% Notes with substantially identical terms effective August 16, 2002.

7.    Borrowing Arrangements

        Long-term borrowings, in order of preference, consist of:

			Amount Outstanding (in thousands)
	Interest Rate(s)	Due Date	December 31, 2003	March 31, 2004
Senior Credit Facility	Various	June 2006	$36,100	$32,900
Senior Subordinated Second Lien Notes	14.00%	December 2006	57,455	58,029
Senior Subordinated Notes	9 1/4%	March 2008	48,877	48,877
Carrying value in excess of principal	Various	Various	10,155	9,437
Joint venture debentures	11.00-15.00%	Various	1,863	1,730
Capital lease obligations	Various	Various	4,418	4,201
Obligations on Seller notes and other	Various	Various	2,211	2,175

			161,079	157,349
Less current portion			2,840	2,790

			$158,239	$154,559

        The 14% Senior Subordinated Second Lien Notes ("14% Notes") were issued in August 2002 and are due in December 2006. The Notes are registered with the Securities and Exchange Commission. Interest accrues at the rate of 14% per annum and is payable semi-annually in a combination of cash and additional registered notes (the "PIK Notes"), in arrears on June 15 and December 15, commencing on June 15, 2002. Interest in the amount of 10% per annum is paid in cash, and interest in the amount of 4% per annum is paid in PIK Notes. We make each interest payment to the Holders of record on the immediately preceding June 1 and December 1. PIK Notes are issued in denominations of $100 principal amount and integral multiples of $100. The amount of PIK Notes issued is rounded down to the nearest $100 with any fractional amount refunded to the holder as cash.

        The 9 1/4% Senior Subordinated Notes (the "9 1/4% Notes") were issued in September of 1998 and are due in March of 2008. The Notes are registered with the Securities and Exchange Commission.

        A rollforward schedule of the 14% Notes, 9 1/4% Notes and Carrying value in excess of principal is as follows:

	Senior subordinated second lien 14% notes	Senior subordinated 9 1/4% notes	Carrying value in excess of principal
Balance at December 31, 2003	$57,455	$48,877	$10,155
Amortization of carrying value	—	—	(718)
PIK notes issued and accrued	574	—	—

Balance at March 31, 2004	$58,029	$48,877	$9,437

        We entered into a Second Amended and Restated Credit Agreement as of August 28, 2003 with LaSalle Bank National Association, as agent and revolving lender, and Credit Suisse First Boston, as term loan lender. Credit Suisse First Boston has subsequently assigned all of its loans and rights as lender to several funds affiliated with GoldenTree Asset Management. This Second Amended and Restated Credit Agreement represents a restructuring of the prior $43.0 million senior credit facility.

        The senior credit facility consists of $65.0 million in revolving and term loans, specifically:

  •
  a $33.0 million revolving credit facility provided by LaSalle Bank, which will expire on June 30, 2006, including a letter of credit facility with a sublimit of $30.0 million or such greater amount as LaSalle Bank may agree to for letters of credit; and

  •
  a $32.0 million term loan held by GoldenTree Asset Management due in full on July 31, 2006.

        The revolving credit facility bears interest, at our option, at either LIBOR plus 4.50% or an adjusted base rate plus 2.25%. The term loan bears interest equal to the rate publicly announced from time to time by LaSalle Bank as its "prime rate," which cannot be less than 4.25% per annum, plus 6.75%. Accrued term loan interest is payable monthly in arrears. Pursuant to the terms of the credit agreement, we have elected to defer the cash payment of 3% per annum of term loan interest. The deferred amount, together with accrued interest thereon, is payable upon maturity of the term loan.

        The senior credit facility includes covenants that limit our ability to incur additional indebtedness, issue preferred stock or pay dividends and contains certain other restrictions on our activities. It is secured by substantially all of our existing and future domestic guarantor subsidiaries' existing and after-acquired assets, including a pledge of 100% of the stock of our existing and future domestic guarantor subsidiaries and 65% of the stock of our existing and future foreign subsidiaries, by a first priority pledge of all of our common stock owned by AP Holdings and by all other existing and after-acquired property of AP Holdings.

        If we identify investment opportunities requiring cash in excess of our cash flows and existing cash, we may borrow under our senior credit facility.

        At March 31, 2004 borrowings against the senior credit facility aggregated $32.9 million. In addition, there were $21.4 million of letters of credit outstanding, resulting in $10.7 million availability under the senior credit facility.

        The 9 1/4% Notes, 14% Notes and senior credit facility contain covenants that limit Standard from incurring additional indebtedness and issuing preferred stock, restrict dividend payments, limit transactions with affiliates and restrict certain other transactions. Substantially all of Standard's net assets are restricted under these provisions and covenants (See Note 9).

        Consolidated joint ventures have entered into four agreements for stand-alone development projects providing nonrecourse funding. These joint venture debentures are collateralized by the specific contracts that were funded and approximate the net book value of the related assets.

        We have entered into various financing agreements, which were used for the purchase of equipment.

8.    Redeemable Preferred Stock

        In connection with the acquisition of the former Standard Parking and its affiliates on March 30, 1998, the Company received $40.7 million from AP Holdings in exchange for $70.0 million face amount of 11 1/4% Redeemable Preferred Stock (the "Series C preferred stock"). Cumulative preferred dividends are payable semi-annually at the rate of 11 1/4%. Any semi-annual dividend not declared or paid in cash automatically increases the liquidation preference of the stock by the amount of the unpaid dividend. We are required to redeem Series C preferred stock at the election of a holder of Series C preferred stock at any time after AP Holdings, Inc. redeems or is required to repurchase, pursuant to the terms of the Indenture, dated as of March 30, 1998, by and between AP Holdings, Inc. and State Street Bank and Trust Company, any of its 11 1/4% Senior Discount Notes Due 2008.

        The Series C preferred stock has an initial liquidation preference equal to $1,000,000 per share or $40.7 million in the aggregate. The Series C Preferred stock accrues dividends on a cumulative basis at 11 1/4% per year. At March 31, 2004, dividends in arrears were $35.2 million with a per share valuation of $1,945,085. Conversion may be fixed by resolution of the Board of Directors and the shares have no voting rights except as to alterations or changes that may adversely affect the holders of the Series C Preferred stock.

        In January 2002, we redeemed $1.5 million and $0.1 million of the Series C preferred stock held by AP Holdings in two separate transactions for cash of $1.6 million. On June 17, 2002, the Company redeemed an additional $0.9 million of Series C preferred stock held by AP Holdings for $0.9 million in cash. On September 9, 2003, the Company redeemed an additional $2.4 million of the Series C preferred stock held by

AP Holdings. The proceeds received by AP Holdings were used by it to repurchase, directly or indirectly, its outstanding 11 1/4% senior discount notes.

	Series C preferred stock 11 1/4% For the period ended
	December 31, 2003		March 31, 2004
	Shares	Value	Shares	Value
Beginning balance	33.2194	$56,347	31.9004	$60,389
Redemptions	(1.319)	(2,413)	—	—
Dividends accumulated	—	6,455	—	1,660

Ending balance	31.9004	$60,389	31.9004	$62,049

        On January 11, 2002, the Company, in connection with our recapitalization, issued 3,500 shares of the 18% Senior Convertible Redeemable Series D Preferred Stock (the "Series D Preferred") to Fiducia, Ltd. which has an initial liquidation preference equal to $10,000 per share or $35.0 million in the aggregate. The Series D Preferred stock accrues dividends on a cumulative basis at 18% per year. At March 31, 2004, dividends in arrears were $18.9 million with a per share valuation of $14,734. Conversion is upon occurrence of an IPO at a rate related to the IPO price and the shares have no voting rights except as to creation of any class or series of shares ranking senior to the Series D preferred stock. We are required to redeem Series D Preferred Stock at the election of the holder any time on or after June 15, 2008. The number of shares of Series D preferred stock authorized for issuance is 17,500.

        On March 11, 2002, we exchanged with the parent company $8.8 million of Series C preferred stock for $5.0 million of Series D preferred stock.

	Series D preferred stock 18% For the period ended
	December 31, 2003		March 31, 2004
	Shares	Value	Shares	Value
Beginning balance	4,000	$47,224	4,000	$56,399
Dividends accumulated	—	9,175	—	2,538

Ending balance	4,000	$56,399	4,000	$58,937

9.    Subsidiary Guarantors

        Substantially all of our direct or indirect wholly owned active domestic subsidiaries, fully, unconditionally, jointly and severally guarantee the senior credit facility, the 14% Notes and the 9 1/4% Notes discussed in Note 7. Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include joint ventures, wholly owned subsidiaries of our Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for the guarantor and non-guarantor subsidiaries of our Company:

	Standard	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Balance Sheet Data:
December 31, 2003
Cash and cash equivalents	$6,660	$78	$1,732	—	$8,470
Notes and accounts receivable	25,889	542	4,492	—	30,923
Current assets	33,970	620	6,239	—	40,829
Leaseholds and equipment, net	13,518	381	2,060	—	15,959
Goodwill	110,032	3,545	3,813	—	117,390
Investment in subsidiaries	8,573	—	—	(8,573)	—
Total assets	180,878	4,665	12,615	(8,573)	189,585
Accounts payable	23,201	321	1,449	—	24,971
Current liabilities	43,948	984	5,140	—	50,072
Long-term borrowings, excluding current portion	156,325	20	1,894	—	158,239
Convertible redeemable preferred stock, series D	56,399	—	—	—	56,399
Redeemable preferred stock, Series C	60,389	—	—	—	60,389
Common stock subject to put/call rights	10,712	—	—	—	10,712
Total common stockholders' (deficit) equity	(166,002)	3,661	4,912	(8,573)	(166,002)
Total liabilities and common stockholders' equity (deficit)	180,878	4,665	12,615	(8,573)	189,585
March 31, 2004
Cash and cash equivalents	$5,713	$149	$1,796	$—	$7,658
Notes and accounts receivable	25,904	357	5,930	—	32,191
Current assets	33,148	506	7,753	—	41,407
Leaseholds and equipment, net	12,733	346	1,849	—	14,928
Goodwill	110,164	3,571	3,770	—	117,505
Investment in subsidiaries	27,562	—	—	(27,562)	—
Total assets	199,180	4,524	13,839	(27,562)	189,981
Accounts payable	26,830	396	2,667	—	29,893
Current liabilities	46,953	1,132	6,796	—	54,881
Long-term borrowings, excluding current portion	152,853	18	1,688	—	154,559
Convertible redeemable preferred stock, series D	58,937	—	—	—	58,937
Redeemable preferred stock, series C	62,049	—	—	—	62,049
Common stock subject to put/call rights	11,027	—	—	—	11,027

Total common stockholders' (deficit) equity	(178,501)	3,374	4,694	—	(170,433)
Total liabilities and common stockholders' equity (deficit)	199,180	4,524	13,839	(27,562)	189,981
Income Statement Data:
Three Months Ended March 31, 2003
Parking services revenue	$109,396	$17,657	$3,403	$—	$130,456
Cost of parking services	99,857	13,952	2,518	—	116,327
General and administrative expenses	798	6,993	320	—	8,111
Special charges	64	—	33	—	97
Depreciation and amortization	1,221	471	198	—	1,890
Management fee—parent company	750	—	—	—	750
Operating income (loss)	6,706	(3,759)	334	—	3,281
Interest expense (income), net	3,945	(11)	67	—	4,001
Equity in earnings of subsidiaries	(3,652)	—	—	3,652	—
Net (loss) income	(963)	(3,759)	107	3,652	(963)
Three Months Ended March 31, 2004
Parking services revenue	$134,233	$5,542	$3,940	$—	$143,715
Cost of parking services	120,468	5,063	2,733	—	128,264
General and administrative expenses	8,305	—	178	—	8,483
Special charges	—	—	—	—	—
Depreciation and amortization	1,364	54	168	—	1,586
Management fee—parent company	750	—	—	—	750
Operating income (loss)	3,346	425	861	—	4,632
Interest expense (income), net	4,247	—	35	—	4,282
Equity in earnings of subsidiaries	1,076	—	—	(1,076)	—
Net income (loss)	75	425	651	(1,076)	75
Cash Flow Data:
Three Months Ended March 31, 2003
Net cash provided by operating activities	$13,985	$56	$313	$—	$14,354
Investing activities:
Purchase of leaseholds and equipment	(38)	—	(1)	—	(39)
Contingent purchase payments	(118)	—	—	—	(118)
Net cash used in investing activities	(156)	—	(1)	—	(157)
Financing activities:
Payments on long-term borrowings	(12,318)	—	—	—	(12,318)
Payments on joint venture borrowings	(181)	—	—	—	(181)
Payments of debt issuance costs	(330)	—	—	—	(330)

Payments on capital leases	(619)	—	—	—	(619)
Net cash used in financing activities	(13,448)	—	—	—	(13,448)
Effect of exchange rate changes	250	—	—	—	250
Increase in cash and cash equivalents	631	56	312	—	999
Three Months Ended March 31, 2004
Net cash provided by operating activities	$3,134	$71	$209	$—	$3,414
Investing activities:
Purchase of leaseholds and equipment	(175)	—	—	—	(175)
Contingent purchase payments	(157)	—	—	—	(157)
Net cash used in investing activities	(332)	—	—	—	(332)
Financing activities:
Payments on long-term borrowings	(3,218)	—	(19)	—	(3,237)
Payments on joint venture borrowings	—	—	(133)	—	(133)
Payments on capital leases	(531)	—	—	—	(531)
Net cash used in financing activities	(3,749)	—	(152)	—	(3,901)
Effect of exchange rate changes	—	—	7	—	7
(Decrease) increase in cash and cash equivalents	(947)	71	64	—	(812)

4,500,000 Shares

STANDARD PARKING CORPORATION

Common Stock

Prospectus

May 27, 2004

William Blair & Company
Thomas Weisel Partners LLC

        Until June 21, 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
COMPANY HISTORY
OWNERSHIP RECAPITALIZATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF COMMON STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
STANDARD PARKING CORPORATION CONSOLIDATED BALANCE SHEETS (In Thousands, Except for Share Data)
STANDARD PARKING CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands)
STANDARD PARKING CORPORATION CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT (In Thousands, Except for Share Data)
STANDARD PARKING CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
STANDARD PARKING CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2001, 2002 and 2003 (In thousands)
STANDARD PARKING CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except for share and per share data)
STANDARD PARKING CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except for share and per share data, unaudited)
STANDARD PARKING CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except for share and per share data, unaudited)
STANDARD PARKING CORPORATION NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As of and for Period Ending March 31, 2004 (in thousands except for share and per share data, unaudited)